As filed with the Securities and Exchange Commission on February 7, 2007	Registration No. 333-139339

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 2 TO
FORM SB-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Delanco Bancorp, Inc.
(Name of Small Business Issuer in its Charter)

United States (State or Jurisdiction of Incorporation or Organization)	6035 (Primary Standard Industrial Classification Code Number)	36-4519533 (I.R.S. Employer Identification No.)

615 Burlington Avenue Delanco, New Jersey 08075 (856) 461-0611 (Address and Telephone Number of Principal Executive Offices)	615 Burlington Avenue Delanco, New Jersey 08075 (856) 461-0611 (Address of Principal Place of Business or Intended Principal Place of Business)

Robert M. Notigan
President and Chief Executive Officer
Delanco Bancorp, Inc.
615 Burlington Avenue
Delanco, New Jersey 08075
(856) 461-0611
(Name, Address and Telephone Number of Agent for Service)

Copies to

Paul M. Aguggia, Esq. Aaron M. Kaslow, Esq. Muldoon Murphy & Aguggia LLP 5101 Wisconsin Avenue, N.W. Washington, D.C. 20016 (202) 362-0840	Marc Levy, Esq. Luse Gorman Pomerenk & Schick, P.C. 5335 Wisconsin Ave., Suite 400 Washington, DC 20015 (202) 274-2000

Approximate date of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. ☐____

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. ☐_____________________

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. ☐_____________________

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐_____________________

CALCULATION OF REGISTRATION FEE
Title of each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Common Stock $0.01 par value	1,071,225 shares	$10.00	$10,712,250	$1,147 (2)

(1)	Estimated solely for the purpose of calculating the registration fee.
(2)	Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

PROSPECTUS
Delanco Bancorp, Inc.
(Holding Company for Delanco Federal Savings Bank)
Up to 931,500 Shares of Common Stock

This is the initial public offering of shares of common stock of Delanco Bancorp, Inc. The shares we are offering will represent 45% of our outstanding common stock. Upon the completion of the offering, Delanco MHC, our federally chartered mutual holding company parent, will own 55% of our outstanding common stock. We intend to have our common stock quoted on the OTC Bulletin Board.  However, we do not expect an active and liquid trading market to develop due to the small size of this offering.

For the nine months ended December 31, 2006, we reported net income of $24,000.  Without gains on the sale of investment securities, which totaled $227,000 after tax, we would have incurred a loss for this period.  Absent additional securities gains, we may incur a net loss for the year ending March 31,  2007.

If you were a depositor of Delanco Federal Savings Bank on October 31, 2005, December 31, 2006 or January 31, 2007, or if you have been a borrower of Delanco Federal Savings Bank since November 14, 1994, you may have priority rights to purchase shares of common stock. If you are not a customer of Delanco Federal Savings Bank, but are interested in purchasing shares of our common stock, you may have an opportunity to purchase shares of common stock after priority orders are filled.

We are offering up to 931,500 shares of common stock for sale on a best efforts basis, subject to certain conditions. We must sell a minimum of 688,500 shares to complete the offering. The amount of capital being raised is based on an appraisal of Delanco Bancorp, Inc. Most of the terms of this offering are required by regulations of the Office of Thrift Supervision. If, as a result of regulatory considerations, demand for the shares or changes in market conditions, the independent appraiser determines our market value has increased, we may sell up to 1,071,225 shares without giving you further notice or the opportunity to change or cancel your order.

The offering is scheduled to terminate at 12:00 Noon, Eastern time, on [DATE1], 2007. We may extend this termination date without notice to you until [DATE2], 2007, unless the Office of Thrift Supervision approves a later date. Funds received before completion of the offering will be maintained at Delanco Federal Savings Bank or, at our discretion, in an escrow account at an independent insured depository institution. All subscriptions received will earn interest at our passbook savings rate, which is currently ____% per annum.

The minimum purchase is 25 shares. Once submitted, orders are irrevocable unless the offering is terminated or extended beyond [DATE2], 2007. If we extend the offering beyond [DATE2], 2007, we will promptly return the funds of all subscribers who do not reconfirm their subscriptions. If we terminate the offering because we fail to sell the minimum number of shares or for any other reason, we will promptly return your funds with interest at our passbook savings rate.

Ryan Beck & Co., Inc. will use its best efforts to assist us in our selling efforts, but is not required to purchase any of the common stock that is offered for sale. Purchasers will not pay a commission to purchase shares of common stock in the offering. All shares offered for sale are offered at a price of $10.00 per share.

We expect our directors and executive officers, together with their associates, to subscribe for 45,050 shares, which equals 4.8% of the shares offered for sale at the maximum of the offering range.

The Office of Thrift Supervision conditionally approved our plan of stock issuance on _____________, 2007. However, such approval does not constitute a recommendation or endorsement of this offering.

This investment involves a degree of risk, including the possible loss of principal.
Please read “Risk Factors” beginning on page 13.

OFFERING SUMMARY
Price Per Share: $10.00

	Minimum	Maximum	Maximum As Adjusted
Number of shares	688,500	931,500	1,071,225
Gross offering proceeds	$6,885,000	$9,315,000	$10,712,250
Estimated offering expenses, including underwriting fees and expenses	$625,000	$625,000	$625,000
Estimated underwriting fees and expenses	$200,000	$200,000	$200,000
Estimated net proceeds	$6,260,000	$8,690,000	$10,087,250
Estimated net proceeds per share	$9.09	$9.33	$9.42

These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Neither the Securities and Exchange Commission, the Office of Thrift Supervision nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

For assistance, please contact the Stock Information Center at ______________________.

Ryan Beck & Co., Inc.

The date of this prospectus is ______________, 2007

DELANCO
Federal Savings Bank

OFFICE LOCATIONS

1. Delanco
   615 Burlington Avenue
   Delanco

2. Cinnaminson
   506 Route 130
   Cinnaminson

NEW JERSEY
TRENTON
Philadelphia, PA
US 130
1
2
Burlington County

Summary

This summary highlights selected information from this document and may not contain all the information that is important to you. To understand the stock offering fully, you should read this entire document carefully. For assistance, please call our Stock Information Center at _____________.

The Companies

Delanco MHC
Delanco Bancorp, Inc.
Delanco Federal Savings Bank
615 Burlington Avenue
Delanco, New Jersey 08075
(856) 461-0611

Delanco MHC is our federally chartered mutual holding company parent. As a mutual holding company, Delanco MHC is a non-stock company that has as its members the depositors and certain borrowers of Delanco Federal Savings Bank. Upon completion of the offering, Delanco MHC will own 55% of Delanco Bancorp’s common stock. So long as Delanco MHC exists, it will own a majority of the voting stock of Delanco Bancorp and, through its board of directors, will be able to exercise voting control over most matters put to a vote of stockholders. Following the offering, Delanco MHC does not intend to engage in any business activity other than owning a majority of the common stock of Delanco Bancorp. The officers of Delanco MHC are officers of Delanco Bancorp and Delanco Federal Savings Bank, and the directors of Delanco MHC are the directors of Delanco Bancorp and Delanco Federal Savings Bank.

Delanco Bancorp, Inc. is a federally chartered mid-tier stock holding company that was formed in 2002 by Delanco Federal Savings Bank to be its holding company. This offering is made by Delanco Bancorp. Delanco Bancorp owns all of Delanco Federal Savings Bank’s capital stock and directs, plans and coordinates Delanco Federal Savings Bank’s business activities. In the future, Delanco Bancorp might also acquire or organize other operating subsidiaries, including other financial institutions or financial services companies, although it currently has no specific plans or agreements to do so. At September 30, 2006, Delanco Bancorp had total assets of $86.6 million, deposits of $76.6 million and total equity of $8.2 million on a consolidated basis.

Delanco Federal Savings Bank operates from two full-service locations in Delanco Township and Cinnaminson, New Jersey. We offer a variety of deposit and loan products to individuals and small businesses. Historically, our primary market has been western Burlington County, New Jersey. However, since late 2004 we expanded our lending area to all of Pennsylvania and New Jersey, with a focus on Philadelphia and southwestern New Jersey. Our growth strategy has focused on the expansion of our franchise through the development of our new Cinnaminson facility, which opened in August 2006, and our commercial loan department, which we formed in late 2004. To support our planned growth, we recently renovated our main office, adding 2,500 square feet for administrative purposes. In recent periods we have been successful in growing both deposits and loans. Since March 31, 2005, deposits have increased $14.3 million, or 22.9%, and loans have increased $21.3 million, or 61.3%. Our market area is located within the Philadelphia metropolitan area and provides good opportunity for growth. According to the Federal Deposit Insurance Corporation, total deposits for Burlington County grew from $4.6 billion at June 30, 2000 to $8.3 billion at June 30, 2006.

Our website address is www.delancofsb.com.  Information on our website should not be considered a part of this prospectus.

Our Corporate Structure

The following diagram depicts our corporate structure after the offering:

Our Operating Strategy (page ___)

Our mission is to operate and grow a profitable community-oriented financial institution. We plan to achieve this by executing our strategy of:

•	Growing and diversifying our loan portfolio by emphasizing commercial loans along with residential loans;

•	Expanding our franchise through our new, state-of-the-art facility in Cinnaminson, New Jersey and the development of other locations;

•	Continuing to use conservative underwriting practices to maintain the high quality of our loan portfolio; and

•	Providing superior service to attract and retain customers.

Regulation and Supervision (page __)

Delanco MHC, Delanco Bancorp and Delanco Federal Savings Bank are subject to regulation, supervision and examination by the Office of Thrift Supervision. Delanco Federal Savings Bank is also subject to regulation by the Federal Deposit Insurance Corporation.

The Offering

Purchase Price

The purchase price is $10.00 per share. You will not pay a commission to buy any shares in the offering.

Number of Shares to be Sold

We are offering for sale between 688,500 and 931,500 shares of Delanco Bancorp common stock in this offering. The amount of capital being raised is based on an appraisal of Delanco Bancorp. Most of the terms of this offering are required by regulations of the Office of Thrift Supervision. With regulatory approval, we may increase the number of shares to be sold up to 1,071,225 shares without giving you further notice or the opportunity to change or cancel your order. In considering whether to increase the offering size, the Office of Thrift Supervision will consider the level of subscriptions, the views of our independent appraiser, our financial condition and results of operations and changes in market conditions.

How We Determined the Offering Range (page ___)

We decided to offer between 688,500 and 931,500 shares, which is our offering range, based on an independent appraisal of our pro forma market value prepared by Keller & Company, Inc., an appraisal firm experienced in appraisals of financial institutions. Keller & Company will receive fees totaling $30,000 for its appraisal services, plus reimbursement of out-of-pocket expenses. Keller & Company estimates that as of November 20, 2006, our pro forma market value on a fully converted basis was between $15.3 million and $20.7 million, with a midpoint of $18.0 million. The term “fully converted” means that Keller & Company assumed that 100% of our common stock had been sold to the public, rather than the 45% that will be sold in connection with this offering.

In preparing its appraisal, Keller & Company considered the information in this prospectus, including our financial statements. Keller & Company also considered the following factors, among others:

•
our historical, present and projected operating results and financial condition, including, but not limited to, net interest income, the amount and volatility of interest income and interest expense relative to changes in market area conditions and interest rates, asset quality, levels of loan loss provisions, the amount and sources of non-interest income, and the amount of non-interest expenses;

•
the economic, demographic and competitive characteristics of our market area, including, but not limited to, employment by industry type, unemployment trends, size and growth of the population, trends in household and per capita income, and deposit market share;

•
a comparative evaluation of the operating and financial statistics of Delanco Federal Savings Bank with those of other similarly-situated, publicly-traded savings associations and savings association holding companies, which included a comparative analysis of balance sheet composition, income statement and balance sheet ratios, asset quality, and loan loss reserves;

•
the effect of the capital raised in this offering on our net worth and earnings potential, including, but not limited to, the increase in consolidated equity resulting from the stock offering, the estimated increase in earnings resulting from the investment of the net proceeds of the stock offering, and the estimated impact on consolidated equity and earnings resulting from adoption of the employee benefit plans; and

•	the trading market for securities of comparable institutions and general conditions in the market for such securities.

Our board of directors determined that the common stock should be sold at $10.00 per share and that 45% of the shares of our common stock should be offered for sale to the public in the offering. The following table shows the number of shares that will be sold in the offering and that will be issued to Delanco MHC, based on the estimated valuation range and the purchase price.

	At Minimum of Offering Range	At Maximum of Offering Range	Percent of Shares Outstanding

Shares sold in the offering	688,500	931,500	45%
Shares issued to Delanco MHC	841,500	1,138,500	55%
Total	1,530,000	2,070,000	100%

Two measures that some investors use to analyze whether a stock might be a good investment are the ratio of the offering price to the issuer’s “book value” and the ratio of the offering price to the issuer’s annual core earnings. Keller & Company considered these ratios in preparing its appraisal, among other factors. Book value is the same as total equity and represents the difference between the issuer’s assets and liabilities. Core earnings, for purposes of the appraisal, was defined as net earnings after taxes, excluding the after-tax portion of income from nonrecurring items. Keller & Company’s appraisal also incorporates an analysis of a peer group of publicly traded fully converted savings associations and fully converted savings association holding companies that Keller & Company considered to be comparable to us. In applying each of the valuation methods, Keller & Company considered adjustments to our pro forma market value based on a comparison of Delanco Federal Savings Bank with the peer group. Keller & Company made moderate downward adjustments for our earnings performance, market conditions, and anticipated liquidity of the stock, and small downward adjustments for our market area and asset, loan and deposit growth. No adjustments were made for our financial condition, dividend payments, marketing of the stock offering or our management.

The following table presents a summary of selected pricing ratios for the peer group companies and for us utilized by Keller & Company in its appraisal. These ratios are based on earnings for the 12 months ended September 30, 2006 and book value as of September 30, 2006. The price-to-core earnings multiple for Delanco Bancorp was not meaningful for the 12 months ended September 30, 2006 because we had negative core earnings during this period.

	Fully Converted Price To Core Earnings Multiple	Fully Converted Price To Book Value Ratio

Delanco Bancorp (pro forma):
Minimum	N/M	69.77%
Maximum	N/M	76.64%
Peer group companies as of November 20, 2006:
Average	25.19x	122.62%
Median	21.69x	121.85%

Compared to the average pricing ratios of the peer group at the maximum of the offering range, our stock would be priced at a discount of 37.50% to the peer group on a price-to-book basis. This means that, at the maximum of the offering range, a share of our common stock would be less expensive than the peer group based on a book value per share basis.

The independent appraisal does not indicate market value. You should not assume or expect that the valuation described above means that our common stock will trade at or above the $10.00 purchase price after the offering.

Mutual Holding Company Data

The following table presents a summary of selected pricing ratios for publicly traded mutual holding companies and the pricing ratios for us, without the ratios being adjusted to the hypothetical case of being fully converted.

	Non-Fully Converted Price To Core Earnings Multiple	Non-Fully Converted Price To Book Value Ratio

Delanco Bancorp (pro forma):
Minimum	N/M	113.25%
Maximum	N/M	132.45%
Publicly traded mutual holding companies as of November 20, 2006(1):
Average	54.65x	190.32%
Median	45.79x	172.68%

(1)
The information for publicly traded mutual holding companies may not be meaningful for investors because it presents average and median information for mutual holding companies that issued a different percentage of their stock in their offerings than the 45% that we are offering to the public. In addition, the effect of stock repurchases also affects the ratios to a greater or lesser degree depending upon repurchase activity.

Possible Change in Offering Range (page ____)

Keller & Company will update its appraisal before we complete the stock offering. If, as a result of regulatory considerations, demand for the shares or changes in market conditions, Keller & Company determines that our pro forma market value has increased, we may sell up to 1,071,225 shares without further notice to you. If our pro forma market value at that time is either below $15.3 million or above $23.8 million, then, after consulting with the Office of Thrift Supervision, we may: terminate the stock offering and promptly return all funds; promptly return all funds, set a new offering range and give all subscribers the opportunity to place a new order; or take such other actions as may be permitted by the Office of Thrift Supervision and the Securities and Exchange Commission.

Possible Termination of the Offering

We must sell a minimum of 688,500 shares to complete the offering. If we terminate the offering because we fail to sell the minimum number of shares or for any other reason, we will promptly return your funds with interest at our passbook savings rate.

After-Market Performance of “First-Step” Mutual Holding Company Offerings

The following table provides information regarding the after-market performance of the “first-step” mutual holding company offerings completed from January 1, 2006 through February 2, 2007. “First-step” mutual holding company offerings are initial public offerings by companies in the mutual holding company form of organization.

		Appreciation From Initial Offering Price
Issuer (Market/Symbol)	Date of IPO	After 1 Day	After 1 Week	After 4 Weeks	Through 2/2/07
Oritani Financial Corp. (Nasdaq: ORIT)	01/24/2007	59.7%	53.5%	N/A	54.0%
Polonia Bancorp, Inc. (OTCBB: PBCP)	01/16/2007	0.1	0.5	N/A	0.5
MSB Financial, Inc. (Nasdaq: MSBF)	01/03/2007	23.0	21.2	19.3%	19.3
MainStreet Financial Corp. (OTCBB: MSFN)	12/27/2006	10.0	10.0	(2.5)	0.0
Ben Franklin Financial, Inc. (OTCBB: BFFI)	10/19/2006	7.0	5.7	6.5	8.4
ViewPoint Financial Group (Nasdaq: VPFG)	10/03/2006	49.9	50.7	54.0	72.0
Fox Chase Bancorp, Inc. (Nasdaq: FXCB)	10/02/2006	29.5	28.1	29.4	38.7
Roma Financial Corp. (Nasdaq: ROMA)	07/12/2006	41.0	42.4	44.5	58.6
Seneca-Cayuga Bancorp, Inc. (OTCBB: SCAY)	07/11/2006	0.0	(4.0)	(7.0)	(5.5)
Northeast Community Bancorp, Inc. (Nasdaq: NECB)	07/06/2006	10.0	12.8	11.5	20.4
Mutual Federal Bancorp, Inc. (OTCBB: MFDB)	04/06/2006	11.3	10.0	14.0	49.1
Lake Shore Bancorp, Inc. (Nasdaq: LSBK)	04/04/2006	7.0	4.8	2.8	25.4
United Community Bancorp (Nasdaq: UCBA)	03/31/2006	8.0	7.0	5.5	24.9
Magyar Bancorp, Inc. (Nasdaq: MGYR)	01/24/2006	6.5	5.5	6.0	39.5
Greenville Federal Financial Corporation (OTCBB: GVFF)	01/10/2006	2.5	0.0	0.0	3.6
Average - all transactions		17.8	16.5	14.2

This table is not intended to be indicative of how our stock may perform. Furthermore, this table presents only short-term price performance with respect to several companies that only recently completed their initial public offerings and may not be indicative of the longer-term stock price performance of these companies. Stock price appreciation is affected by many factors, including, but not limited to: general market and economic conditions; the interest rate environment; the amount of proceeds a company raises in its offering; and numerous factors relating to the specific company, including the experience and ability of management, historical and anticipated operating results, the nature and quality of the company’s assets, and the company’s market area. The companies listed in the table above may not be similar to Delanco Bancorp, the pricing ratios for their stock offerings were in some cases different from the pricing ratios for Delanco Bancorp’s common stock and the market conditions in which these offerings were completed were, in some cases, different from current market conditions. Any or all of these differences may cause our stock to perform differently from these other offerings. Before you make an investment decision, we urge you to carefully read this prospectus, including, but not limited to, the “Risk Factors” section beginning on page ___.

You should be aware that, in certain market conditions, stock prices of thrift initial public offerings have decreased. For example, as the above table illustrates, the stock of three companies traded at or below its initial offering price at various times through February 2, 2007. We can give you no assurance that our stock will not trade below the $10.00 purchase price or that our stock will perform similarly to other recent mutual to stock conversions.

Conditions to Completing the Offering

We are conducting the offering under the terms of our plan of stock issuance. We cannot complete the offering unless we sell at least the minimum number of shares offered and we receive the final approval of the Office of Thrift Supervision to complete the offering.

Reasons for the Offering (page ___)

Our primary reasons for this offering are to:

•	increase the capital of Delanco Federal Savings Bank to support future lending and operational growth;

•	enhance profitability and earnings through reinvesting and leveraging the proceeds, primarily through traditional funding and lending activities;

•	support future branching activities and/or the acquisition of financial services companies, although currently we have no specific plans for these activities; and

•	implement equity compensation plans to retain and attract qualified directors, officers and staff and to enhance our current compensation programs.

As part of our business planning process, our board of directors concluded that additional capital was needed in order to increase our profitability and support asset growth and that the best way to accomplish this would be through a stock offering. The board of directors considered two options: either (1) a full mutual-to-stock conversion, in which a new stock holding company is formed that issues all of its stock to the public, or (2) an offering by Delanco Bancorp, which by regulation may not issue more than 49.9% of its stock to the public. The board of directors determined that a minority offering by Delanco Bancorp was preferable, because engaging in a full mutual-to-stock conversion would raise more capital than we had current plans to deploy. Further, the minority stock issuance permits us to control the amount of capital being raised by selecting the percentage of shares to be sold in the offering. Additionally, the board of directors preferred to remain in the mutual holding company structure because it provides for the continued control of Delanco Bancorp by Delanco MHC through its majority ownership position. We chose to sell 45% of our shares to the public, rather than a smaller portion, because we believe that we are raising the amount of capital we can effectively deploy and because the sale of a smaller number of shares would make it less likely that an active trading market for the shares would develop. We chose not to sell more than 45% of our shares to the public so that we would have the flexibility to issue authorized but unissued shares to fund future stock benefit plans without exceeding the regulatory limit on the percentage of shares that can be owned by persons other than Delanco MHC.

Benefits of the Offering to Management (page __)

We intend to adopt the benefit plans and employment agreements described below. Delanco Bancorp will recognize compensation expense related to the employee stock ownership plan and the equity incentive plan. The actual expense will depend on the market value of Delanco Bancorp’s common stock and, with respect to the employee stock ownership plan, will increase as the value of Delanco Bancorp’s common stock increases. As reflected under “Pro Forma Data,” based upon assumptions set forth therein, the annual expense related to the employee stock ownership plan and the equity incentive plan would have been $27,000 and $111,000, respectively, for the year ended March 31, 2006, assuming shares are sold at the maximum of the offering range.  If awards under the equity incentive plan are funded from authorized but unissued stock, your ownership interest would be diluted by up to approximately 6.6%.   See “Pro Forma Data” for a detailed analysis of the effects of each of these plans.

Employee Stock Ownership Plan. We intend to establish an employee stock ownership plan that will purchase an amount of shares equal to 3.92% of the shares issued in the offering, including shares issued to Delanco MHC. The plan will use the proceeds from a 20-year loan from Delanco Bancorp to purchase these shares. As the loan is repaid and shares are released from collateral, the shares will be allocated to the accounts of employee participants. Allocations will be based on a participant’s individual compensation as a percentage of total plan compensation. Non-employee directors are not eligible to participate in the employee stock ownership plan. We will incur additional compensation expense as a result of this plan. See “Pro Forma Data” for an illustration of the effects of this plan.

Equity Incentive Plan.  We intend to implement an equity incentive plan no earlier than six months after completion of the offering. Under current Office of Thrift Supervision regulations, this plan must be approved by a majority of the total votes eligible to be cast by our stockholders, other than Delanco MHC. Under this plan, we may grant stock options in an amount up to 4.9% of the number of shares issued in the offering, including shares issued to Delanco MHC, and restricted stock awards in an amount equal to 1.96% of the shares issued in the offering, including shares issued to Delanco MHC. Shares of restricted stock will be awarded at no cost to the recipient. Stock options will be granted at an exercise price equal to 100% of the fair market value of our common stock on the option grant date. We will incur additional compensation expense as a result of this plan. See “Pro Forma Data” for an illustration of the effects of this plan. The equity incentive plan will comply with all applicable Office of Thrift Supervision regulations.

The following table presents the total value of all shares to be available for restricted stock awards under the equity incentive plan, based on a range of market prices from $8.00 per share to $14.00 per share. Ultimately, the value of the grants will depend on the actual trading price of our common stock, which depends on numerous factors.

	Value of
Share Price	29,988 Shares Awarded at Minimum of Range	35,280 Shares Awarded at Midpoint of Range	40,572 Shares Awarded at Maximum of Range	46,658 Shares Awarded at 15% Above Maximum of Range
	(In thousands, except per share information)
$ 8.00	$240	$282	$325	$373
10.00	300	353	406	467
12.00	360	423	487	560
14.00	420	494	568	653

The following table presents the total value of all stock options available for grant under the equity incentive plan, based on a range of market prices from $8.00 per share to $14.00 per share. For purposes of this table, the value of the stock options was determined using the Black-Scholes option-pricing formula. See “Pro Forma Data.” Ultimately, financial gains can be realized on a stock option only if the market price of the common stock increases above the price at which the option is granted.

		Value of
Exercise Price	Option Value	74,970 Options Granted at Minimum of Range	88,200 Options Granted at Midpoint of Range	101,430 Options Granted at Maximum of Range	116,645 Options Granted at 15% Above Maximum of Range
		(In thousands, except per share information)
$ 8.00	$3.42	$256	$302	$347	$399
10.00	4.27	320	377	433	498
12.00	5.13	385	452	520	598
14.00	5.98	448	527	607	698

The following table summarizes, at the maximum of the offering range, the total number and value of the shares of common stock that the employee stock ownership plan expects to acquire and the total value of all restricted stock awards and stock options that are expected to be available under the equity incentive plan. At the maximum of the offering range, we will sell 931,500 shares and have 2,070,000 shares outstanding. The number of shares reflected for the benefit plans in the table below assumes that Delanco Federal Savings Bank’s tangible capital will be 10% or more following the completion of the offering and the application of the net proceeds as described under “Use of Proceeds.”

	Number of Shares to be Granted or Purchased			Total Estimated Value of Grants
(Dollars in thousands)	At Maximum of Offering Range	As a % of Common Stock Sold at Maximum of Offering Range	As a % of Common Stock Outstanding
Employee stock ownership plan (1)	81,144	8.71%	3.92%	$811
Restricted stock awards (1)	40,572	4.36	1.96	406
Stock options (2)	101,430	10.89	4.90	433
Total	223,146	23.96%	10.78%	$1,650

(1)	Assumes the value of Delanco Bancorp common stock is $10.00 per share for purposes of determining the total estimated value of the grants.
(2)	Assumes the value of a stock option is $4.27, which was determined using the Black-Scholes option-pricing formula. See “Pro Forma Data.”

Employment Agreements. We intend to enter into employment agreements with Robert M. Notigan, President and Chief Executive Officer, and Douglas R. Allen, Jr., Senior Vice President, Treasurer and Chief Financial Officer.  These agreements will provide for severance benefits if the executives are terminated following a change in control of Delanco Bancorp or Delanco Federal Savings Bank. Based solely on cash compensation and excluding any benefits that would be payable under any employee benefit plan, if a change in control of Delanco Bancorp occurred and we terminated both officers as of September 30, 2006, the total cash payments due under the employment agreements would be approximately $539,000.

Employee Severance Compensation Plan. This plan will provide severance benefits to eligible employees if there is a change in control of Delanco Bancorp or Delanco Federal Savings Bank. Based solely on compensation levels as of September 30, 2006, if a change in control occurred, and we terminated all employees covered by the severance compensation plan, the total payment due under the plan would be approximately $205,000.

The Offering Will Not Be Taxable to Persons Receiving Subscription Rights (page ___)

As a general matter, the offering will not be a taxable transaction for purposes of federal income taxes to persons who receive or exercise subscription rights. We have received an opinion from our counsel that, for federal income tax purposes:

•	it is more likely than not that the members of Delanco Federal Savings Bank will not realize any income upon the issuance or exercise of the subscription rights;

•
it is more likely than not that the tax basis to the purchasers in the offering will be the amount paid for our common stock, and that the holding period for shares of common stock purchased in the subscription offering will begin on the date of completion of the offering; and

•	the holding period for shares of common stock purchased in the direct community offering or syndicated community offering will begin on the day after the date of the purchase.

Persons Who Can Order Stock in the Offering (page ____)

We have granted rights to subscribe for shares of Delanco Bancorp common stock in a “subscription offering” to the following persons in the following order of priority:

1.	Persons with $50 or more on deposit at Delanco Federal Savings Bank as of the close of business on October 31, 2005.

2.	Our employee stock ownership plan, which provides retirement benefits to our employees.

3.	Persons with $50 or more on deposit at Delanco Federal Savings Bank as of the close of business on December 31, 2006.

4.
Delanco Federal Savings Bank’s depositors as of the close of business on January 31, 2007, who were not eligible to subscribe for shares under categories 1 and 3 and borrowers as of November 14, 1994 whose loans continue to be outstanding at January 31, 2007.

If we receive subscriptions for more shares than are to be sold in this offering, we may be unable to fill or may only partially fill your order. Shares will be allocated in order of the priorities described above under a formula outlined in the plan of stock issuance. If we increase the number of shares to be sold above 931,500, Delanco Federal Savings Bank’s employee stock ownership plan will have the first priority right to purchase any shares exceeding that amount to the extent that its subscription has not previously been filled. Any shares remaining will be allocated in the order of priorities described above. See “The Stock Offering—Subscription Offering and Subscription Rights” for a description of the allocation procedure.

We may offer shares not sold in the subscription offering to the general public in a “direct community offering” that can begin concurrently with, during or immediately following the subscription offering. Orders received in the direct community offering will be subordinate to subscription offering orders. Natural persons and trusts of natural persons who are residents of Burlington County, New Jersey will have first preference to purchase shares in the direct community offering. Shares of common stock not purchased in the subscription offering or the direct community offering may be offered for sale through a “syndicated community offering” managed by Ryan Beck & Co., Inc. We have the right to accept or reject, in our sole discretion, orders we receive in the direct community offering and syndicated community offering.

Subscription Rights are Not Transferable

You are not allowed to transfer your subscription rights and we will act to ensure that you do not do so. You will be required to certify that you are purchasing shares solely for your own account and that you have no agreement or understanding with another person to sell or transfer subscription rights or the shares that you purchase. We will not accept any stock orders that we believe involve the transfer of subscription rights. Eligible depositors or borrowers who enter into agreements to allow ineligible investors to participate in the subscription offering may be violating federal and state law and may be subject to civil enforcement actions or criminal prosecution.

How to Purchase Common Stock (page ____)

In the subscription offering and the direct community offering, you may pay for your shares by:

1.	personal check, bank check or money order made payable directly to Delanco Bancorp, Inc. (third-party checks of any type will not be accepted); or

2.
authorizing us to withdraw money from your Delanco Federal Savings Bank deposit account(s) other than accounts with check writing privileges and individual retirement accounts (“IRAs”). To use funds from accounts with check writing privileges, please submit a check. To use IRA funds, please see the next section.

Delanco Federal Savings Bank is not permitted to lend funds (including funds drawn on a Delanco Federal Savings Bank line of credit) to anyone for the purpose of purchasing shares of common stock in the offering. Also, payment may not be made by wire transfer.

Checks and money orders will be immediately cashed, so the funds must be available within the account when your stock order form is received by us. The funds will be deposited by us into a Delanco Federal Savings Bank segregated escrow account. We will pay interest at Delanco Federal Savings Bank’s passbook savings rate from the date those funds are received until completion or termination of the offering. Withdrawals from certificate of deposit accounts at Delanco Federal Savings Bank for the purpose of purchasing common stock in the offering may be made without incurring an early withdrawal penalty. All funds authorized for withdrawal from deposit accounts with Delanco Federal Savings Bank must be available within the deposit accounts at the time the stock order form is received. A hold will be placed on the amount of funds designated on your stock order form. Those funds will be unavailable to you during the offering; however, the funds will not be withdrawn from the accounts until the offering is completed and will continue to earn interest at the applicable contractual deposit account rate until the completion of the offering.

You may submit your order form in one of three ways: by mail, using the reply envelope provided; by overnight courier to the address indicated on the order form; or by taking the stock order form and payment to our Stock Information Center, located at our Cinnaminson office. Stock order forms may not be delivered to our main office. This location will not have stock offering materials on hand. Once submitted, your order is irrevocable. We are not required to accept copies or facsimilies of order forms.

Using IRA Funds to Purchase Shares in the Offering (page ___)

You may be able to subscribe for shares of common stock using funds in your individual retirement account(s), or IRA. If you wish to use some or all of the funds in your Delanco Federal Savings Bank IRA, the applicable funds must first be transferred to a self-directed IRA account maintained by an unaffiliated institutional trustee or custodian, such as a brokerage firm. An annual fee may be payable to the new trustee. If you do not have such an account, you will need to establish one and transfer your funds before placing your stock order. Our Stock Information Center can give you guidance in this regard. Because processing this type of order takes additional time, we recommend that you contact our Stock Information Center promptly, preferably at least two weeks before the [DATE1], 2007 offering deadline. Whether you may use retirement funds for the purchase of shares in the stock offering will depend on timing constraints and, possibly, limitations imposed by the institution where the funds are held.

Purchase Limitations (page ____)

Our plan of stock issuance establishes limitations on the purchase of stock in the offering. These limitations include the following:

•	The minimum purchase is 25 shares.

•
No individual (or individuals exercising subscription rights through a single qualifying deposit or loan account held jointly) may purchase more than $100,000 of common stock (which equals 10,000 shares) in the offering.

•
No individual together with any associates and no group of persons acting in concert may purchase more than $150,000 of common stock (which equals 15,000 shares) in the offering. For purposes of applying this limitation, your associates include:

•	Any person who is related by blood or marriage to you and who either lives in your home or who is a director or officer of Delanco Federal Savings Bank;
•	Companies or other entities in which you are a director, officer or partner or have a 10% or greater beneficial ownership interest; and
•	Trusts or other estates in which you have a substantial beneficial interest or as to which you serve as a trustee or in another fiduciary capacity.

Unless we determine otherwise, persons having the same address and persons exercising subscription rights through qualifying accounts registered to the same address will be subject to this overall purchase limitation. We have the right to determine, in our sole discretion, whether prospective purchasers are associates or acting in concert.

Subject to the Office of Thrift Supervision’s approval, we may increase or decrease the purchase limitations at any time. Our tax-qualified employee benefit plans, including our employee stock ownership plan, are authorized to purchase up to 3.92% of the shares issued in the offering, including shares issued to Delanco MHC, without regard to these purchase limitations.

Deadline for Ordering Stock (page ____)

The subscription offering will end at 12:00 Noon, Eastern time, on [DATE1], 2007. If you wish to purchase shares, a properly completed and signed original stock order form, together with full payment for the shares of common stock, must be received by us (not postmarked) no later than this time. We expect that the direct community offering will terminate at the same time, although it may continue for up to 45 days after the end of the subscription offering, or longer if regulators approve a later date. No single extension may be for more than 90 days. If we extend the offering beyond [DATE2], 2007, all subscribers will be notified and given the opportunity to confirm, change or cancel their orders. If you do not respond to this notice, we will promptly return your funds with interest at our passbook savings rate or cancel your deposit account withdrawal authorization. If we intend to sell fewer than 688,500 shares or more than 1,071,225 shares, we will promptly return all funds, set a new offering range and all subscribers will be notified and given the opportunity to place a new order.

How We Will Use the Proceeds of this Offering (page ____)

The following table summarizes how we will use the proceeds of this offering, based on the sale of shares at the minimum and maximum of the offering range.

(In thousands)	688,500 Shares at $10.00 Per Share	931,500 Shares at $10.00 Per Share
Offering proceeds	$6,885	$9,315
Less: offering expenses	(625)	(625)
Net offering proceeds	6,260	8,690
Less:
Proceeds contributed to Delanco Federal Savings Bank	3,130	4,345
Proceeds used for loan to employee stock ownership plan	600	811
Proceeds remaining for Delanco Bancorp	$2,530	$3,534

Initially, Delanco Bancorp intends to invest the proceeds that it retains in short-term liquid investments. In the future, Delanco Bancorp may use those funds to, among other things, invest in securities, pay cash dividends or repurchase shares of common stock, subject to regulatory restrictions. Delanco Federal Savings Bank will initially invest the proceeds it receives in short-term liquid investments. Over time, Delanco Federal Savings Bank intends to use the portion of the proceeds that it receives to fund new loans.  Delanco Federal Savings Bank may also use the proceeds of the offering to invest in securities, open new branches and expand its business activities, although there are no specific plans for these activities.  We expect that much of the loan growth will occur in our commercial and multi-family real estate portfolio, but we have not allocated specific dollar amounts to any particular area of our portfolio.  The amount of time that it will take to deploy the proceeds of the offering into loans will depend primarily on the level of loan demand.  Delanco Bancorp and Delanco Federal Savings Bank may also use the proceeds of the offering to diversify their businesses and acquire other companies, although we have no specific plans to do so at this time.

Purchases by Directors and Executive Officers (page ___)

We expect that our directors and executive officers, together with their associates, will subscribe for 45,050 shares, which equals 4.8% of the shares that would be sold at the maximum of the offering range. Our directors and executive officers will pay the same $10.00 per share price as everyone else who purchases shares in the offering. Like all of our depositors, our directors and executive officers have subscription rights based on their deposits and, in the event of an oversubscription, their orders will be subject to the allocation provisions set forth in our plan of stock issuance. Purchases by our directors and executive officers will count towards the minimum number of shares we must sell to close the offering.

Market for Delanco Bancorp’s Common Stock (page ___)

We anticipate that the common stock of Delanco Bancorp will be quoted on the OTC Bulletin Board. However, we do not expect an active and liquid trading market to develop due to the small size of the stock offering.  Ryan Beck & Co., Inc. currently intends to become a market maker in the common stock, but it is under no obligation to do so. We cannot assure you that other market makers will be obtained or that an active and liquid trading market for our common stock will develop or, if developed, will be maintained. After shares of the common stock begin trading, you may contact a stock broker to buy or sell shares. There can be no assurance that persons purchasing the common stock in the offering will be able to sell their shares at or above the $10.00 offering price, and brokerage firms typically charge commissions related to the purchase or sale of securities.

Delanco Bancorp’s Dividend Policy (page ___)

We have not determined whether we will pay dividends on the common stock. After the offering, we will consider a policy of paying regular cash dividends. Our ability to pay dividends will depend on a number of factors, including capital requirements, regulatory limitations and our operating results and financial condition. Initially, our ability to pay dividends will be limited to the net proceeds of the offering retained by Delanco Bancorp and earnings from the investment of such proceeds. At the maximum of the offering range, Delanco Bancorp will retain approximately $3.5 million of the net proceeds. Additionally, funds could be contributed from Delanco Federal Savings Bank through dividends; however, the ability of Delanco Federal Savings Bank to dividend funds to Delanco Bancorp is subject to regulatory limitations described in more detail in “Our Dividend Policy.” We anticipate that Delanco MHC will waive receipt of any dividends that we pay.

Possible Conversion of Delanco MHC to Stock Form (page __)

In the future, we may undertake a transaction commonly known as a “second-step conversion” in which we would sell to the public Delanco MHC’s interest in Delanco Bancorp. In a second-step conversion, members of Delanco MHC would have subscription rights to purchase common stock of Delanco Bancorp or its successor, and the public stockholders of Delanco Bancorp would be entitled to exchange their shares of common stock for an equal percentage of shares of the new holding company. This percentage may be adjusted to reflect any assets owned by Delanco MHC. Delanco Bancorp’s public stockholders, therefore, would own approximately the same percentage of the resulting entity as they owned before the second-step conversion. Any second-step conversion would require the approval of the stockholders of Delanco Bancorp, other than Delanco MHC, and the members of Delanco MHC. We have no current plan to undertake a second-step conversion transaction.

Delivery of Prospectus

To ensure that each person receives a prospectus at least 48 hours before the offering deadline, we may not mail prospectuses any later than five days prior to such date or hand-deliver prospectuses later than two days prior to that date. Stock order forms may only be delivered if accompanied or preceded by a prospectus. We are not obligated to deliver a prospectus or order form by means other than U.S. mail.

We will make reasonable attempts to provide a prospectus and offering materials to holders of subscription rights. The subscription offering and all subscription rights will expire at 12:00 Noon, Eastern time, on [DATE1], 2007 whether or not we have been able to locate each person entitled to subscription rights.

Delivery of Stock Certificates (page ___)

Certificates representing shares of common stock issued in the offering will be mailed to purchasers at the address provided by them on the order form as soon as practicable following completion of the offering and receipt of all necessary regulatory approvals.  Until certificates for common stock are available and delivered to subscribers, subscribers may not be able to sell their shares, even though trading of the common stock will have commenced.

Stock Information Center

If you have any questions regarding the offering, please call or visit our Stock Information Center located at our Cinnaminson office. The telephone number is _____________. The Stock Information Center is open Monday through Friday from 10:00 a.m. to 4:00 p.m., Eastern time, except for bank holidays.

Risk Factors

You should consider carefully the following risk factors before purchasing Delanco Bancorp common stock.

Risks Related to Our Business

We have had low earnings in the last six months and full fiscal year, which have been supported by non-recurring gains.
We reported net income of $20,000 for the six months ended September 30, 2006 and $316,000 for the year ended March 31, 2006. Included in net income for the six month period was an after-tax gain of $111,000 relating to the sale of Freddie Mac stock, and included in net income for fiscal 2006 was an after-tax gain of $197,000 relating to the sale of our data processor. Without these gains, we would have incurred a loss for the six months ended September 30, 2006 and recognized a much smaller profit for the year ended March 31, 2006. In the quarter ended December 31, 2006, we reported net income of $4,000, which included an after-tax gain of $116,000 on the sale of shares of Freddie Mac stock. The primary reasons for our low earnings were that our expenses increased as a result of building and staffing our new Cinnaminson facility and that net interest income decreased as a result of changes in market interest rates. Absent additional securities gains, we may incur a net loss for the year ending March 31, 2007. At December 31, 2006, we held approximately 1,200 shares of Freddie Mac stock, which had a market value of $81,000 at that date. Continued losses may have an adverse impact on our stock price.

If we do not achieve profitability on our new branch, the new branch will hurt our earnings.

Building and staffing our Cinnaminson, New Jersey office, which opened in August 2006, has increased our operating expenses. It will take time for the new branch to generate sufficient deposits and loan volume to offset the additional expenses associated with the facility, some of which, like salaries and occupancy expense, are relatively fixed costs. Numerous factors contribute to the performance of a branch facility, such as our ability to select a suitable location, real estate acquisition and construction costs, competition, managerial resources, our ability to hire and retain qualified personnel, and the effectiveness of our marketing strategy. If we are not successful in increasing the volume of our loans and deposits through our new branch or if we are not able to manage the costs associated with the new branch, the operation of the new branch will hurt our earnings.

Our increased emphasis on commercial lending may expose us to increased lending risks.

At September 30, 2006, $12.3 million, or 21.8%, of our loan portfolio consisted of commercial and multi-family real estate loans and commercial business loans, compared to $4.4 million at March 31, 2005. We have recently begun to emphasize commercial lending and have hired an experienced commercial loan officer to lead this initiative. These types of loans generally expose a lender to greater risk of non-payment and loss than one- to four-family residential mortgage loans because repayment of the loans often depends on the successful operation of the property and the income stream of the borrowers. Such loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to one- to four-family residential mortgage loans. Commercial business loans expose us to additional risks since they typically are made on the basis of the borrower’s ability to make repayments from the cash flow of the borrower’s business and are secured by non-real estate collateral that may depreciate over time. In addition, since such loans generally entail greater risk than one- to four-family residential mortgage loans, we may need to increase our allowance for loan losses in the future to account for the likely increase in probable incurred credit losses associated with the growth of such loans. Also, some of our commercial borrowers have more than one loan outstanding with us. Consequently, an adverse development with respect to one loan or one credit relationship may expose us to a greater risk of loss compared to an adverse development with respect to a one- to four-family residential mortgage loan. Finally, as a result of this offering, our regulatory loans-to-one borrower limit will increase. Although we do not expect to increase our internal loans-to-one borrower limit up to the regulatory maximum immediately after the offering, our ability to make larger loans may expose us to greater risk of loss.

The unseasoned nature of our commercial loan portfolio may expose us to increased lending risks.

Because we only recently began our initiative to originate commercial loans, our commercial loan portfolio is unseasoned, and our limited experience in originating these types of loans does not provide us with a significant payment history pattern with which to judge future collectibility. Furthermore, these loans have not been subjected to unfavorable economic conditions. As a result, it may be difficult to predict the future performance of this part of our loan portfolio. These loans may have delinquency or charge-off levels above our expectations, which could adversely affect our future performance.

Rising interest rates may further compress our interest rate spread, which would hurt our profits.

Interest rates have recently been at historically low levels. However, between June 30, 2004, and June 30, 2006, the U.S. Federal Reserve increased its target for the federal funds rate 17 times in 25 basis point increments from 1.00% to 5.25%. The increase in the federal funds rate has had the affect of increasing short-term market interest rates. While short-term market interest rates (which we use as a guide to price our deposits) have increased, longer-term market interest rates (which we use as a guide to price our longer-term loans) have not. This “flattening” of the market yield curve has had a negative impact on our interest rate spread and net interest margin, which has reduced our profitability. If short-term interest rates continue to rise, and if rates on our deposits continue to reprice upwards faster than the rates on our long-term loans and investments, we would continue to experience compression of our interest rate spread and net interest margin, which would have a negative effect on our profitability. For further discussion of how changes in interest rates could impact us, see “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Risk Management—Interest Rate Risk Management.”

Because most of our borrowers are located in Burlintgon County, New Jersey or the surrounding area, a downturn in the local economy or a decline in local real estate values could cause increases in nonperforming loans, which could hurt our profits.

A majority of our loans are secured by real estate or made to businesses in Burlington County, New Jersey, and nearly all of our loans are secured by real estate or made to businesses in the Philadelphia metropolitan area. As a result of this concentration, a downturn in the local economy could cause significant increases in nonperforming loans, which would hurt our profits. In recent years, there has been a significant increase in real estate values in our market area. As a result of rising home prices, our loans have been well collateralized. A decline in real estate values could cause some of our mortgage loans to become inadequately collateralized, which would expose us to a greater risk of loss. Additionally, a decline in real estate values could adversely impact our portfolio of commercial real estate loans and could result in a decline in the origination of such loans. For a discussion of our market area, see “Our Business—Market Area.”

Strong competition within our market area could hurt our profits and slow growth.

We face intense competition in making loans, attracting deposits and hiring and retaining experienced employees. This competition has made it more difficult for us to make new loans and attract deposits. Price competition for loans and deposits sometimes results in us charging lower interest rates on our loans and paying higher interest rates on our deposits, which reduces our net interest income. Competition also makes it more difficult and costly to attract and retain qualified employees. At June 30, 2006, which is the most recent date for which data is available from the FDIC, we held less than 1% of the deposits in Burlington County, New Jersey. Many of the institutions with which we compete have substantially greater resources and lending limits than we have and may offer services that we do not provide. We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Our profitability depends upon our continued ability to compete successfully in our market area. For more information about our market area and the competition we face, see “Our Business—Market Area” and “Our Business—Competition.”

We operate in a highly regulated environment and we may be adversely affected by changes in laws and regulations.

We are subject to extensive regulation, supervision and examination by the Office of Thrift Supervision, our chartering authority, and by the Federal Deposit Insurance Corporation, as insurer of our deposits. Delanco MHC, Delanco Bancorp and Delanco Federal Savings Bank are all subject to regulation and supervision by the Office of Thrift Supervision. Such regulation and supervision governs the activities in which an institution and its holding company may engage and are intended primarily for the protection of the insurance fund and the depositors and borrowers of Delanco Federal Savings Bank rather than for holders of Delanco Bancorp common stock. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the level of our allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations.

Risks Related to this Offering

Additional expenses following the offering from new equity benefit plans will adversely affect our profitability.

Following the offering, we will recognize additional annual employee compensation expenses stemming from options and shares granted to employees, directors and executives under new benefit plans. Stock options and restricted stock will be granted under an equity incentive plan adopted following the offering if approved by stockholders. These additional expenses will adversely affect our profitability. We cannot determine the actual amount of these new stock-related compensation expenses at this time because applicable accounting practices generally require that they be based on the fair market value of the options or shares of common stock at the date of the grant; however, we expect them to be material. We will recognize expenses for our employee stock ownership plan when shares are committed to be released to participants’ accounts and will recognize expenses for restricted stock awards and stock options over the vesting period of awards made to recipients. Pro forma benefits expenses for the year ended March 31, 2006 were $138,000 at the maximum of the offering range, as set forth in the pro forma financial information under “Pro Forma Data” assuming the $10.00 per share purchase price as fair market value. Actual expenses, however, may be higher or lower, depending on the price of our common stock, the number of shares awarded under the plans and the timing of the implementation of the plans. For further discussion of these plans, see “Our Management—Benefit Plans.”

We will need to implement additional finance and accounting systems, procedures and controls in order to satisfy our new public company reporting requirements, which will increase our operating expenses.

As a result of the completion of this offering, we will become a public reporting company. The federal securities laws and the regulations of the Securities and Exchange Commission require that we file annual, quarterly and current reports and that we maintain effective disclosure controls and procedures and internal controls over financial reporting. We expect that the obligations of being a public company, including substantial public reporting obligations, will require significant expenditures and place additional demands on our management team. Compliance with the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the Securities and Exchange Commission will require us to certify the adequacy of our internal controls and procedures, which will require us to upgrade our accounting systems. These reporting and compliance obligations will increase our operating expenses and could divert our management’s attention from our operations.

Our stock price may decline when trading commences.

We cannot guarantee that if you purchase shares in the offering that you will be able to sell them at or above the $10.00 purchase price. After the shares of our common stock begin trading, the trading price of the common stock will be determined by the marketplace, and will be influenced by many factors outside of our control, including prevailing interest rates, investor perceptions, securities analyst research reports and general industry, geopolitical and economic conditions. Publicly traded stocks, including stocks of financial institutions, often experience substantial market price volatility. These market fluctuations might not be related to the operating performance of particular companies whose shares are traded.

There will be a limited market for our common stock, which may adversely affect our stock price.

Although we intend to have our shares of common stock quoted on the OTC Bulletin Board, there is no guarantee that the shares will be actively traded. If an active trading market for our common stock does not develop, you may not be able to sell all of your shares of common stock on short notice, and the sale of a large number of shares at one time could temporarily depress the market price. There also may be a wide spread between the bid and asked price for our common stock. When there is a wide spread between the bid and asked price, the price at which you may be able to sell our common stock may be significantly lower than the price at which you could buy it at that time.

Our return on equity will initially be low compared to other publicly traded financial institutions. A low return on equity may negatively impact the trading price of our common stock.

Net income divided by average equity, knows as “return on equity,” is a ratio used by many investors to compare the performance of a financial institution with its peers. For the year ended March 31, 2006, our return on equity was 4.03%. Although we expect that our net income will increase following the offering, we expect that our return on equity will be reduced as a result of the additional capital that we will raise in the offering. For example, our pro forma return on equity for the year ended March 31, 2006 is 2.51%, assuming the sale of shares at the maximum of the offering range. In comparison, the peer group used by Keller & Company in its appraisal had an average return on equity of 4.85% for the 12 months ended September 30, 2006. Over time, we intend to use the net proceeds from this offering to increase earnings per share and book value per share, without assuming undue risk, with the goal of achieving a return on equity that is competitive with other publicly held companies. This goal could take a number of years to achieve, and we cannot assure you that it will be attained. Consequently, you should not expect a competitive return on equity in the near future. Failure to achieve a competitive return on equity might make an investment in our common stock unattractive to some investors and might cause our common stock to trade at lower prices than comparable companies with higher returns on equity. See “Pro Forma Data” for an illustration of the financial impact of this offering.

We have broad discretion in allocating the proceeds of the offering. Our failure to effectively utilize such proceeds would reduce our profitability.

Delanco Bancorp intends to contribute approximately 50% of the net proceeds of the offering to Delanco Federal Savings Bank and to use approximately 9.5% of the net proceeds at the midpoint of the offering range to fund the loan to the employee stock ownership plan. Delanco Bancorp may use the remaining proceeds that it retains to, among other things, invest in securities, pay cash dividends or repurchase shares of common stock, subject to regulatory restrictions. Delanco Federal Savings Bank may use the portion of the proceeds that it receives to fund new loans, invest in securities, open new branches and expand its business activities. Delanco Bancorp and Delanco Federal Savings Bank may also use the proceeds of the offering to diversify their businesses and acquire other companies, although we have no specific plans to do so at this time. We have not allocated specific amounts of proceeds for any of these purposes, and we will have significant flexibility in determining how much of the net proceeds we apply to different uses and the timing of such applications. Our failure to utilize these funds effectively would reduce our profitability.

Issuance of shares for benefit programs may dilute your ownership interest.

We intend to adopt an equity incentive plan following the offering. If stockholders approve the new equity incentive plan, we intend to issue shares to our officers, employees and directors through this plan. We may fund the equity incentive plan through the purchase of common stock in the open market, subject to regulatory restrictions, by a trust established in connection with the plan, or from authorized but unissued shares of Delanco Bancorp common stock. If the restricted stock awards under the equity incentive plan are funded from authorized but unissued stock, your ownership interest in the shares would be diluted by up to approximately 1.9%, assuming awards of common stock equal to 1.96% of the shares issued in the offering, including shares issued to Delanco MHC, are awarded under the plan. If the shares issued upon the exercise of stock options under the equity incentive plan are issued from authorized but unissued stock, your ownership interest in the shares would be diluted by up to approximately 4.7%, assuming stock option grants equal to 4.9% of the shares issued in the offering, including shares issued to Delanco MHC, are granted under the plan. See “Pro Forma Data” and “Our Management—Benefit Plans.”

Delanco MHC’s majority control of our common stock will enable it to exercise voting control over most matters put to a vote of stockholders and will prevent stockholders from forcing a sale or a second-step conversion transaction you may find advantageous.

Delanco MHC will own a majority of Delanco Bancorp’s common stock after the offering and, through its board of directors, will be able to exercise voting control over most matters put to a vote of stockholders. For example, Delanco MHC may exercise its voting control to prevent a sale or merger transaction or to defeat a stockholder nominee for election to the board of directors of Delanco Bancorp.  The same directors and officers who will manage Delanco Bancorp and Delanco Federal Savings Bank will also manage Delanco MHC. As a federally chartered mutual holding company, the board of directors of Delanco MHC must ensure that the interests of depositors of Delanco Federal Savings Bank are represented and considered in matters put to a vote of stockholders of Delanco Bancorp. Therefore, the votes cast by Delanco MHC may not be in your personal best interests as a stockholder. For example, Delanco MHC may exercise its voting control to defeat a stockholder nominee for election to the board of directors of Delanco Bancorp. Delanco MHC’s ability to control the outcome of the election of the board of directors of Delanco Bancorp restricts the ability of minority stockholders to effect a change of management. In addition, stockholders will not be able to force a merger or second-step conversion transaction without the consent of Delanco MHC, as such transactions require the approval of at least two-thirds of all outstanding voting stock, which can only be achieved if Delanco MHC voted to approve such transactions. Some stockholders may desire a sale or merger transaction, since stockholders typically receive a premium for their shares, or a second-step conversion transaction, since fully converted institutions tend to trade at higher multiples than mutual holding companies.

Office of Thrift Supervision policy on remutualization transactions could prevent acquisition of Delanco Bancorp, which may adversely affect our stock price.

Current Office of Thrift Supervision regulations permit a mutual holding company to be acquired by a mutual institution in what is commonly called a “remutualization” transaction. In the past, remutualization transactions resulted in minority stockholders receiving a significant premium for their shares. However, in 2003 the Office of Thrift Supervision issued a policy statement indicating that it views remutualization transactions as raising significant issues concerning disparate treatment of minority stockholders and mutual members of the target entity and raising issues concerning the effect on the mutual members of the acquiring entity. Under certain circumstances, the Office of Thrift Supervision intends to give these issues special scrutiny and reject applications providing for the remutualization of a mutual holding company unless the applicant can clearly demonstrate that the Office of Thrift Supervision’s concerns are not warranted in the particular case. Should the Office of Thrift Supervision prohibit or further restrict these transactions in the future, our per share stock price may be adversely affected. For further information, see “Restrictions on Acquisition of Delanco Bancorp and Delanco Federal Savings Bank—Regulatory Restrictions.”

Office of Thrift Supervision regulations and anti-takeover provisions in our charter restrict the accumulation of our common stock, which may adversely affect our stock price.

Office of Thrift Supervision regulations provide that for a period of three years following the date of the completion of the stock offering, no person, acting alone, together with associates or in a group of persons acting in concert, may directly or indirectly offer to acquire or acquire the beneficial ownership of more than 10% of our common stock without the prior written approval of the Office of Thrift Supervision. In addition, Delanco Bancorp’s charter provides that, for a period of five years from the date of the stock offering, no person, other than Delanco MHC may acquire directly or indirectly the beneficial ownership of more than 10% of any class of any equity security of Delanco Bancorp. In the event a person acquires shares in violation of this charter provision, all shares beneficially owned by such person in excess of 10% will be considered “excess shares” and will not be counted as shares entitled to vote or counted as voting shares in connection with any matters submitted to the stockholders for a vote. These restrictions make it more difficult and less attractive for stockholders to acquire a significant amount of our common stock, which may adversely affect our stock price.

A Warning About Forward-Looking Statements

This prospectus contains forward-looking statements, which can be identified by the use of words such as “believes,” “expects,” “anticipates,” “estimates” or similar expressions. Forward-looking statements include:

•	statements of our goals, intentions and expectations;

•	statements regarding our business plans, prospects, growth and operating strategies;

•	statements regarding the quality of our loan and investment portfolios; and

•	estimates of our risks and future costs and benefits.

These forward-looking statements are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements due to, among others, the following factors:

•	general economic conditions, either nationally or in our market area, that are worse than expected;

•	changes in the interest rate environment that reduce our interest margins or reduce the fair value of financial instruments;

•	increased competitive pressures among financial services companies;

•	changes in consumer spending, borrowing and savings habits;

•	legislative or regulatory changes that adversely affect our business;

•	adverse changes in the securities markets; and

•	changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, the Financial Accounting Standards Board or the Public Company Accounting Oversight Board.

Any of the forward-looking statements that we make in this prospectus and in other public statements we make may later prove incorrect because of inaccurate assumptions, the factors illustrated above or other factors that we cannot foresee. Consequently, no forward-looking statement can be guaranteed.

Selected Financial and Other Data

The summary financial information presented below is derived in part from our consolidated financial statements. The following is only a summary and you should read it in conjunction with the consolidated financial statements and notes beginning on page F-1. The information at March 31, 2006 and 2005 and for the years ended March 31, 2006 and 2005 is derived in part from the audited consolidated financial statements that appear in this prospectus. The information presented below does not include the financial condition, results of operations or other data of Delanco MHC. The information at September 30, 2006 and for the six months ended September 30, 2006 and 2005 was not audited, but in the opinion of management, reflects all adjustments necessary for a fair presentation. All of these adjustments are normal and recurring. The results of operations for the six months ended September 30, 2006 are not necessarily indicative of the results of operations that may be expected for the entire year.

	Six Months Ended September 30,		Year Ended March 31,
(Dollars in thousands)	2006	2005	2006	2005
Financial Condition Data:	(unaudited)
Total assets	$86,565	$70,989	$75,481	$70,934
Investment securities	19,082	25,416	20,842	26,825
Loans receivable, net	56,090	35,374	41,369	34,774
Deposits	76,578	61,959	66,532	62,297
Borrowings	1,000	—	—	—
Total stockholders’ equity	8,153	8,238	8,222	7,889

Operating Data:
Interest income	$2,045	$1,689	$3,389	$3,402
Interest expense	998	614	1,323	1,083
Net interest income	1,047	1,075	2,066	2,319
Provision for loan losses	30	—	10	12
Net interest income after provision for loan losses	1,017	1,075	2,056	2,307
Noninterest income	262	423	473	154
Noninterest expenses	1,257	1,010	2,138	1,858
Income before taxes	22	488	391	603
Income tax expense	2	125	75	257
Net income	$20	$363	$316	$346

	Six Months Ended September 30,		Year Ended March 31,
	2006	2005	2006	2005
Performance Ratios (1):
Return on average assets	0.05%	1.01%	0.44%	0.49%
Return on average equity	0.50	9.39	4.03	4.63
Interest rate spread (2)	2.81	3.03	2.98	3.27
Net interest margin (3)	2.92	3.22	3.14	3.44
Noninterest expense to average assets	3.10	2.82	2.97	2.60
Efficiency ratio (4)	96.03	67.42	84.21	75.13
Average interest-earning assets to average interest-bearing liabilities	104.15	110.33	108.43	110.17
Average equity to average assets	9.92	10.79	10.90	10.46

Capital Ratios (5):
Tangible capital	9.12	11.17	10.41	10.62
Core capital	9.12	11.17	10.41	10.62
Total risk-based capital	13.80	23.22	18.27	23.46

Asset Quality Ratios:
Allowance for loan losses as a percent of total loans	0.47	0.64	0.57	0.65
Allowance for loan losses as a percent of nonperforming loans	290.22	129.71	53.98	298.68
Net charge-offs (recoveries) to average outstanding loans during the period	—	—	—	0.02
Non-performing loans as a percent of total loans	0.16	0.49	1.05	0.22

Other Data:
Number of:
Real estate loans outstanding	297	307	299	331
Deposit accounts	7,393	6,705	6,746	6,821
Offices	2	1	1	1

(1)	Performance ratios for the six months ended September 30, 2006 and 2005 are annualized.
(2)	Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of interest-bearing liabilities.
(3)	Represents net interest income as a percent of average interest-earning assets.
(4)	Represents noninterest expense divided by the sum of net interest income and noninterest income.
(5)	Capital ratios are for Delanco Federal Savings Bank.

Recent Developments

The following tables contain certain information concerning the financial position and results of operations of Delanco Bancorp. The data presented as of December 31, 2006 and for the three and nine month periods ended December 31, 2006 and 2005 were not audited, but, in the opinion of management, reflect all adjustments necessary for a fair presentation. No adjustments were made other than normal recurring entries. The results of operations for the three and nine months ended December 31, 2006 are not necessarily indicative of the results of operations that may be expected for the entire year.

(Dollars in thousands)	At December 31, 2006	At March 31, 2006
Financial Condition Data:
Total assets	$97,325	$75,481
Investment securities	17,939	20,842
Loans receivable, net	63,472	41,369
Deposits	88,579	66,532
Borrowings	—	—
Total stockholders’ equity	8,052	8,222

	Three Months Ended December 31,		Nine Months Ended December 31,
	2006	2005	2006	2005
Operating Data:
Interest income	$1,239	$824	$3,284	$2,508
Interest expense	723	331	1,721	949
Net interest income	516	493	1,563	1,559
Provision for loan losses	15	—	45	—
Net interest income after provision for loan losses	501	493	1,518	1,559
Noninterest income	247	(49)	511	384
Noninterest expenses	747	570	2,005	1,581
Income before taxes	1	(126)	24	362
Income tax expense (benefit)	(3)	(49)	—	75
Net income	$4	$(77)	$24	$287

Performance Ratios (1):
Return on average assets	0.02%	(0.44)%	0.04%	0.54%
Return on average equity	0.20	(3.79)	0.40	4.72
Interest rate spread (2)	2.36	2.93	2.64	2.97
Net interest margin (3)	2.43	3.09	2.74	3.16
Noninterest expense to average assets	3.14	3.24	3.12	2.96
Efficiency ratio (4)	97.91	128.38	96.67	81.37
Average interest-earning assets to average interest-bearing liabilities	102.05	108.07	103.36	109.59
Average equity to average assets	8.34	11.54	9.35	11.38

Capital Ratios (5):
Tangible capital	8.07	11.18	8.07	11.18
Core capital	8.07	11.18	8.07	11.18
Total risk-based capital	11.85	21.19	11.85	21.19

(footnotes on the following page)

	Three Months Ended December 31,		Nine Months Ended December 31,
	2006	2005	2006	2005
Asset Quality Ratios:
Allowance for loan losses as a percent of total loans	0.44%	0.61%	0.44%	0.61%
Allowance for loan losses as a percent of nonperforming loans	110.02	52.11	110.02	52.11
Net charge-offs (recoveries) to average outstanding loans during the period	—	—	—	—
Non-performing loans as a percent of total loans	0.40	1.17	0.40	1.17

___________________
(1)	Performance ratios are annualized.
(2)	Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of interest-bearing liabilities.
(3)	Represents net interest income as a percent of average interest-earning assets.
(4)	Represents noninterest expense divided by the sum of net interest income and noninterest income.
(5)	Capital ratios are for Delanco Federal Savings Bank.

Results of Operations for the Three and Nine Months Ended December 31, 2006

General. Net income for the three months ended December 31, 2006 was $4,000, compared to a loss of $77,000 for the same period in the prior year. For the nine months ended December 31, 2006, net income was $24,000 compared to $287,000 for the nine months ended December 31, 2005. For the quarter, the change was primarily the result of a gain on the sale of investment securities, compared to a loss on the sale of investment securities in the prior period, which was partially offset by an increase in non-interest expenses. For the nine month period, the decrease in net income was primarily the result of higher noninterest expense, which was partially offset by gains on the sale of investment securities. Noninterest expense increased from the prior year primarily because of expenses associated with our new branch. Net interest income increased slightly for both the three and nine month periods as an increase in the average volume of loans was mostly offset by a narrowing of the interest rate spread. However, this increase was offset by an increase in the provision for loan losses.

Net Interest Income. Net interest income increased $23,000 to $516,000 for the three months ended December 31, 2006 compared to $493,000 for the same period last year. For the nine months ended December 31, 2006, net interest income was essentially unchanged at $1.6 million compared to the same period in the prior year. For both the three and nine month periods, growth in average earning assets was mostly offset by lower net interest margins. Growth in average earning assets, together with a higher average yield, drove the increase in interest income. The increase in average earning assets resulted from the growth of the loan portfolio, while the higher average yield was the result of having a higher percentage of assets invested in loans. Offsetting the increase in interest income was an increase in interest expense, which resulted from growth in the deposit base and in increase in the average rate paid on deposits. For the three months ended December 31, 2006, the net interest margin was 2.43%, compared to 3.09% for the same period in the prior year. For the nine months ended December 31, 2006, the net interest margin was 2.74%, compared to 3.16% in the prior year. The decrease in the net interest margin for both the three and nine-month periods reflected the impact of changes in market interest rates.

Provisions for Loan Losses. Provisions for loan losses were $15,000 in the three months ended December 31, 2006 and $45,000 in the nine months ended December 31, 2006 compared to no provision in the three and nine months ended December 31, 2005. The change in the provision was due to an increase in the size of the loan portfolio and our analysis of the inherent losses in the portfolio.

Non-Interest Income. Non-interest income was $247,000 for the three months ended December 31, 2006 compared to a loss of $49,000 for the same period in the prior year. The change related primarily to the sale of investment securities. In 2006, we sold shares of Freddie Mac stock for a gain of $203,000, whereas in 2005 we sold mutual fund shares and shares of an adjustable rate mortgage fund for a loss of $82,000. Non-interest income increased $127,000 to $511,000 in the nine months ended December 31, 2006 compared to the same period in the prior year. In the nine months ended December 31, 2006, we sold shares of Freddie Mac for a gain of $397,000. In the nine months ended December 31, 2005, we had a loss on the sale of securities of $82,000 and recognized a gain of $345,000 on the exchange of shares of our data processor for cash in connection with the acquisition of our data processor.

Non-Interest Expense. Non-interest expenses increased $177,000 to $747,000 for the three months ended December 31, 2006 over the same period in the prior year. For the nine months ended December 31, 2006, non-interest expenses increased $424,000 to $2.0 million. The increase for both the three and nine-month periods was due primarily to our expansion efforts. Salaries and benefits increased primarily as a result of hiring additional staff for our Cinnaminson branch. Occupancy expenses and office supplies, telephone and postage expenses rose over the prior year as a result of the expansion of our main office and the addition of the Cinnaminson branch.

Change in Financial Condition

Total assets increased $21.8 million, or 28.9%, to $97.3 million during the nine months ended December 31, 2006, reflecting the success of our efforts to grow our loan portfolio. In the nine months ended December 31, 2006, the loan portfolio grew $22.1 million, or 53.4%, with the growth distributed across the residential real estate, commercial and multi-family real estate, and home equity loan portfolios. The growth of the loan portfolio was primarily the result of the business development efforts of our commercial loan officer and the manager of our Cinnaminson office. Investment securities decreased $2.9 million in the nine months ended December 31, 2006 to $17.9 million. As a result of our focus on growing our loan portfolio, we did not purchase any securities during the first nine months of the fiscal year and used the proceeds from maturing and called securities to fund loans.

Asset growth during the nine months ended December 31, 2006 was funded through an increase in deposits. During the first nine months of the fiscal year, deposits grew $22.0 million to $88.6 million. The increase in deposits reflects our success in promoting a tiered money market deposit account and in attracting time deposit accounts by selectively competing for certain deposit maturities. We had no borrowings at December 31, 2006.

Total stockholders’ equity decreased $170,000 in the nine months ended December 31, 2006 to $8.1 million. The decrease was the result of a reclassification adjustment related to the sale of investment securities and a change in the unrealized gain on securities held for sale, offset by $24,000 of net income.

Use of Proceeds

The following table shows how we intend to use the net proceeds of the offering. The actual net proceeds will depend on the number of shares of common stock sold in the offering and the expenses incurred in connection with the offering. Payments for shares made through withdrawals from deposit accounts at Delanco Federal Savings Bank will reduce Delanco Federal Savings Bank’s deposits and will not result in the receipt of new funds for investment. See “Pro Forma Data” for the assumptions used to arrive at these amounts.

	Minimum of Offering Range		Midpoint of Offering Range		Maximum of Offering Range		15% Above Maximum of Offering Range
(Dollars in thousands)	688,500 Shares at $10.00 Per Share	Percent of Net Proceeds	810,000 Shares at $10.00 Per Share	Percent of Net Proceeds	931,500 Shares at $10.00 Per Share	Percent of Net Proceeds	1,071,225 Shares at $10.00 Per Share	Percent of Net Proceeds
Offering proceeds	$6,885		$8,100		$9,315		$10,712
Less: offering expenses	(625)		(625)		(625)		(625)
Net offering proceeds	6,260	100.0%	7,475	100.0%	8,690	100.0%	10,087	100.0%

Less:
Proceeds contributed to Delanco Federal Savings Bank	3,130	50.0	3,738	50.0	4,345	50.0	5,044	50.0
Proceeds used for loan to employee stock ownership plan	600	9.6	706	9.5	811	9.3	933	9.2
Proceeds remaining for Delanco Bancorp	$2,530	40.4%	$3,031	40.5%	$3,534	40.7%	$4,110	40.8%

Delanco Bancorp intends to invest the proceeds it retains from the offering in short-term, liquid investments, such as U.S. treasury and government agency securities, mortgage-backed securities and cash and cash equivalents, in order to supplement the interest income of Delanco Federal Savings Bank and increase consolidated interest income. The actual amounts to be invested in different instruments will depend on the interest rate environment and Delanco Bancorp’s liquidity requirements. In the future, Delanco Bancorp may liquidate its investments and use those funds:

•	to pay dividends to stockholders;

•	to repurchase shares of its common stock, subject to regulatory restrictions;

•	to finance the possible acquisition of financial institutions or other businesses that are related to banking; and

•	for general corporate purposes.

Under current Office of Thrift Supervision regulations, Delanco Bancorp may not repurchase shares of its common stock during the first year following the offering, except to fund equity benefit plans other than stock options or, with prior regulatory approval, when extraordinary circumstances exist.  For a discussion of our dividend policy and regulatory matters relating to the payment of dividends, see “Our Dividend Policy.”

Delanco Federal Savings Bank initially intends to invest the proceeds it receives from the offering, which is shown in the table above as the amount contributed to Delanco Federal Savings Bank, in short-term, liquid investments. Over time, Delanco Federal Savings Bank may use the proceeds that it receives from the offering:

•	to fund new loans;

•	to invest in securities;

•	to finance the possible expansion of its business activities, including developing new branch locations; and

•	for general corporate purposes.

We may need regulatory approvals to engage in some of the activities listed above.

We currently do not have any specific plans for any expansion or diversification activities, including adding branch locations or acquiring other financial institutions. Consequently, we currently anticipate that the proceeds of the offering contributed to Delanco Federal Savings Bank initially will be used to fund new loans. We expect that much of the loan growth will occur in our commercial and multi-family real estate portfolio, which we have emphasized in recent periods, but we have not allocated specific dollar amounts to any particular area of our portfolio. The amount of time that it will take to deploy the proceeds of the offering into loans will depend primarily on the level of loan demand.
Except as described above, neither Delanco Bancorp nor Delanco Federal Savings Bank has any specific plans for the investment of the proceeds of this offering and has not allocated a specific portion of the proceeds to any particular use. For a discussion of our business reasons for undertaking the offering, see “The Stock Offering—Reasons for the Stock Offering.”

Our Dividend Policy

Delanco Bancorp will retain approximately $3.5 million from the net proceeds raised in the offering at the maximum of the offering range. We have not yet determined whether we will pay a dividend on the common stock. After the offering, our board of directors will consider a policy of paying regular cash dividends. The board of directors may declare and pay periodic special cash dividends in addition to, or in lieu of, regular cash dividends. In determining whether to declare or pay any dividends, whether regular or special, the board of directors will take into account our financial condition and results of operations, tax considerations, capital requirements, industry standards, and economic conditions. The regulatory restrictions that affect the payment of dividends by Delanco Federal Savings Bank to us discussed below also will be considered. We cannot guarantee that we will pay dividends or that, if paid, we will not reduce or eliminate dividends in the future.

If Delanco Bancorp pays dividends to its stockholders, it also will be required to pay dividends to Delanco MHC, unless Delanco MHC elects to waive the receipt of dividends. We anticipate that Delanco MHC will waive any dividends that Delanco Bancorp may pay. Any decision to waive dividends will be subject to regulatory approval.

Delanco Bancorp will not be subject to Office of Thrift Supervision regulatory restrictions on the payment of dividends. However, our ability to pay dividends may depend, in part, upon dividends we receive from Delanco Federal Savings Bank because we initially will have no source of income other than dividends from Delanco Federal Savings Bank and earnings from the investment of the net proceeds from the offering that we retain. Office of Thrift Supervision regulations limit dividends and other distributions from Delanco Federal Savings Bank to us. In addition, Delanco Federal Savings Bank may not make a distribution that would constitute a return of capital during the three-year term of the business plan submitted in connection with the offering. No insured depository institution may make a capital distribution if, after making the distribution, the institution would be undercapitalized. See “Regulation and Supervision—Regulation of Federal Savings Associations—Limitation on Capital Distributions.”

Any payment of dividends by Delanco Federal Savings Bank to us that would be deemed to be drawn out of Delanco Federal Savings Bank’s bad debt reserves would require Delanco Federal Savings Bank to pay federal income taxes at the then current income tax rate on the amount deemed distributed. See “Federal and State Taxation—Federal Income Taxation” and note 12 of the notes to the financial statements included in this prospectus. We do not contemplate any distribution by Delanco Federal Savings Bank that would result in this type of tax liability.

Market for the Common Stock

We have not previously issued common stock, so there currently is no established market for the common stock. Upon completion of the offering, we expect that our shares of common stock will be quoted on the OTC Bulletin Board. In order for our stock to be quoted on the OTC Bulletin Board, we must have at least one broker-dealer who will make a market in our stock. Ryan Beck & Co., Inc. intends to become a market maker in our common stock following the offering, but it is under no obligation to do so. We cannot assure you that other market makers will be obtained or that an active and liquid trading market for the common stock will develop or, if developed, will be maintained.

The development of a public market having the desirable characteristics of depth, liquidity and orderliness depends on the existence of willing buyers and sellers, the presence of which is not within our control or that of any market maker. Due to the relatively small size of our offering, the number of active buyers and sellers of our common stock at any particular time may be limited, which may have an adverse effect on the price at which our common stock can be sold. There can be no assurance that persons purchasing the common stock will be able to sell their shares at or above the $10.00 price per share in the offering. Purchasers of our common stock should have a long-term investment intent and should recognize that there may be a limited trading market in the common stock.

Capitalization

The following table presents the historical capitalization of Delanco Bancorp at September 30, 2006 and the capitalization of Delanco Bancorp reflecting the offering (referred to as “pro forma” information). The pro forma capitalization gives effect to the assumptions listed under “Pro Forma Data,” based on the sale of the number of shares of common stock indicated in the table. This table does not reflect the issuance of additional shares as a result of the exercise of options granted under the proposed equity incentive plan. A change in the number of shares to be issued in the offering may materially affect pro forma capitalization. We are offering our common stock on a best efforts basis. We must sell a minimum of 688,500 shares to complete the offering.

		Pro Forma Capitalization Based Upon the Sale of
(In thousands)	At Sept. 30, 2006	688,500 Shares at $10.00 Per Share	810,000 Shares at $10.00 Per Share	931,500 Shares at $10.00 Per Share	1,071,225 Shares at $10.00 Per Share
Deposits (1)	$76,578	$76,578	$76,578	$76,578	$76,578
Borrowings	1,000	1,000	1,000	1,000	1,000
Total deposits and borrowed funds	$77,578	$77,578	$77,578	$77,578	$77,578

Stockholders’ equity:
Preferred stock:
3,000,000 shares, $.01 par value per share, authorized; none issued or outstanding	$—	$—	$—	$—	$—
Common stock:
7,000,000 shares, $.01 par value per share, authorized; specified number of shares assumed to be issued and outstanding (2)	—	15	18	21	24
Additional paid-in capital	—	6,245	7,457	8,669	10,063
Retained earnings (3)	7,973	7,973	7,973	7,973	7,973
Accumulated other comprehensive income	180	180	180	180	180
Less:
Common stock acquired by employee stock ownership plan (4)	—	(600)	(706)	(811)	(933)
Common stock to be acquired by equity incentive plan (5)	—	(300)	(353)	(406)	(467)
Total stockholders’ equity	$8,153	$13,513	$14,569	$15,626	$16,840

(1)
Does not reflect withdrawals from deposit accounts for the purchase of common stock in the offering. Withdrawals to purchase common stock will reduce pro forma deposits by the amounts of the withdrawals.

(2)	Reflects total issued and outstanding shares of 1,530,000, 1,800,000, 2,070,000 and 2,380,500 at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively.
(3)	Retained earnings are restricted by applicable regulatory capital requirements.
(4)
Assumes that 3.92% of the common stock issued in the offering, including shares issued to Delanco MHC, will be acquired by the employee stock ownership plan in the offering with funds borrowed from Delanco Bancorp. Under U.S. generally accepted accounting principles, the amount of common stock to be purchased by the employee stock ownership plan represents unearned compensation and, accordingly, is reflected as a reduction of capital. As shares are released to plan participants’ accounts, a compensation expense will be charged, along with related tax benefit, and a reduction in the charge against capital will occur in the amount of the compensation expense recognized. Since the funds are borrowed from Delanco Bancorp, the borrowing will be eliminated in consolidation and no liability or interest expense will be reflected in the financial statements of Delanco Bancorp. See “Our Management—Benefit Plans—Employee Stock Ownership Plan.”

(5)
Assumes the purchase in the open market at $10.00 per share, for restricted stock awards under the proposed equity incentive plan, of a number of shares equal to 1.96% of the shares of common stock issued in the offering, including shares issued to Delanco MHC. The shares are reflected as a reduction of stockholders’ equity. The equity incentive plan will be submitted to stockholders for approval at a meeting following the offering. See “Risk Factors—Issuance of shares for benefit programs may dilute your ownership interest,” “Pro Forma Data” and “Our Management—Benefit Plans—Future Equity Incentive Plan.”

Regulatory Capital Compliance

At September 30, 2006, Delanco Federal Savings Bank exceeded all regulatory capital requirements. The following table presents Delanco Federal Savings Bank’s capital position relative to its regulatory capital requirements at September 30, 2006, on a historical and a pro forma basis. The table reflects receipt by Delanco Federal Savings Bank of 50% of the net proceeds of the offering. For purposes of the table, the amount expected to be borrowed by the employee stock ownership plan and the cost of the shares expected to be awarded under the equity incentive plan as restricted stock (3.92% and 1.96% of the shares of common stock issued, including shares issued to Delanco MHC, respectively) are deducted from pro forma regulatory capital. For a discussion of the assumptions underlying the pro forma capital calculations presented below, see “Use of Proceeds,” “Capitalization” and “Pro Forma Data.” The definitions of the terms used in the table are those provided in the capital regulations issued by the Office of Thrift Supervision. For a discussion of the capital standards applicable to Delanco Federal Savings Bank, see “Regulation and Supervision—Regulation of Federal Savings Associations—Capital Requirements.”

			Pro Forma at September 30, 2006
			Minimum of Offering Range		Midpoint of Offering Range		Maximum of Offering Range		15% Above Maximum of Offering Range

	Historical at September 30, 2006		688,500 Shares at $10.00 Per Share		810,000 Shares at $10.00 Per Share		931,500 Shares at $10.00 Per Share		1,071,225 Shares At $10.00 Per Share
(Dollars in thousands)	Amount	Percent of Assets (1)	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets
Total equity under generally accepted accounting principles	$8,047	9.3%	$10,277	11.5%	$10,726	11.9%	$11,175	12.3%	$11,691	12.8%

Tangible Capital:
Capital level (2)	$7,867	9.1%	$10,097	11.3%	$10,546	11.7%	$10,995	12.1%	$11,511	12.6%
Requirement	1,294	1.5	1,341	1.5	1,350	1.5	1,359	1.5	1,370	1.5
Excess	$6,573	7.6%	$8,756	9.8%	$9,196	10.2%	$9,636	10.6%	$10,141	11.1%

Core Capital:
Capital level (2)	$7,867	9.1%	$10,097	11.3%	$10,546	11.7%	$10,995	12.1%	$11,511	12.6%
Requirement	3,451	4.0	3,576	4.0	3,601	4.0	3,625	4.0	3,653	4.0
Excess	$4,416	5.1%	$6,521	7.3%	$6,945	7.7%	$7,370	8.1%	$7,858	8.6%

Total Risk-Based Capital:
Total risk-based capital (3)	$8,134	13.8%	$10,364	17.4%	$10,813	18.1%	$11,262	18.8%	$11,778	19.6%
Requirement	4,717	8.0	4,767	8.0	4,776	8.0	4,786	8.0	4,797	8.0
Excess	$3,417	5.8%	$5,597	9.4%	$6,037	10.1%	$6,476	10.8%	$6,981	11.6%

Reconciliation of capital contributed to Delanco Federal Savings Bank:
Net proceeds contributed to Delanco Federal Savings Bank			$3,130		$3,738		$4,345		$5,044
Less common stock acquired by ESOP			(600)		(706)		(811)		(933)
Less common stock to be acquired by equity incentive plan			(300)		(353)		(406)		(467)
Pro forma increase in GAAP and regulatory capital			$2,230		$2,679		$3,128		$3,644

(1)
Tangible capital and core capital levels are shown as a percentage of adjusted total assets of $86,280,000. Pursuant to Office of Thrift Supervision regulations, adjusted total assets has been calculated by subtracting accumulated gains on available-for-sale securities of $316,000 from total assets.  Risk-based capital levels are shown as a percentage of risk-weighted assets of $59,958,000.

(2)
A portion of the net unrealized losses on available-for-sale securities accounts for the difference between capital calculated under generally accepted accounting principles and each of tangible capital and core capital. See note 16 of the notes to the financial statements for additional information.

(3)	Pro forma amounts and percentages assume net proceeds are invested in assets that carry a 20% risk-weighting.

Pro Forma Data

The following tables show information about our net income and stockholders’ equity reflecting the offering. The information provided illustrates our pro forma net income and stockholders’ equity based on the sale of common stock at the minimum of the offering range, the midpoint of the offering range, the maximum of the offering range and 15% above the maximum of the offering range. The actual net proceeds from the sale of the common stock cannot be determined until the offering is completed. Net proceeds indicated in the following tables are based upon the following assumptions:

•	All shares of stock will be sold in the subscription and direct community offerings;

•
Our employee stock ownership plan will purchase a number of shares equal to 3.92% of the shares issued in the offering, including shares issued to Delanco MHC, with a loan from Delanco Bancorp that will be repaid in equal installments over 20 years;

•	Total expenses of the offering, including fees paid to Ryan Beck & Co., Inc., will be approximately $625,000.

Actual expenses may vary from this estimate, and the amount of fees paid will depend upon whether a syndicate of broker-dealers or other means is necessary to sell the shares (which would increase offering expenses), and other factors.

Pro forma net income for the six months ended September 30, 2006 and the year ended March 31, 2006 has been calculated as if the offering were completed at the beginning of each period, and the net proceeds had been invested at 5.06% for the six months ended September 30, 2006 and 4.38% for the year ended March 31, 2006, which represent the one-year treasury rates. We believe that the one-year treasury rate represents a more realistic yield on the investment of the offering proceeds than the arithmetic average of the weighted average yield earned on our interest-earning assets and the weighted average rate paid on our deposits, which is the reinvestment rate required by Office of Thrift Supervision regulations.

A pro forma after-tax return of 3.34% is used for the six months ended September 30, 2006 and 2.89% for the year ended March 31, 2006, after giving effect to a combined federal and state income tax rate of 34%. The actual rate experienced by Delanco Bancorp may vary. Historical and pro forma per share amounts have been calculated by dividing historical and pro forma amounts by the number of shares of common stock indicated in the tables.

When reviewing the following tables you should consider the following:

•
The final column gives effect to a 15% increase in the offering range, which may occur without any further notice if Keller & Company increases its appraisal to reflect the results of this offering, changes in our financial condition or results of operations, or changes in market conditions after the offering begins. See “The Stock Offering—How We Determined the Offering Range and the $10.00 Purchase Price.”

•
Since funds on deposit at Delanco Federal Savings Bank may be withdrawn to purchase shares of common stock, the amount of funds available for investment will be reduced by the amount of withdrawals for stock purchases. The pro forma tables do not reflect withdrawals from deposit accounts.

•
Historical per share amounts have been computed as if the shares of common stock expected to be issued in the offering had been outstanding at the beginning of the period covered by the table. However, neither historical nor pro forma stockholders’ equity has been adjusted to reflect the investment of the estimated net proceeds from the sale of the shares in the offering, the additional employee stock ownership plan expense or the proposed equity incentive plan.

•
Pro forma stockholders’ equity (“book value”) represents the difference between the stated amounts of our assets and liabilities. Book value amounts do not represent fair market values or amounts available for distribution to stockholders in the unlikely event of liquidation. The amounts shown do not reflect the federal income tax consequences of the restoration to income of Delanco Federal Savings Bank’s special bad debt reserves for income tax purposes, which would be required in the unlikely event of liquidation. See “Federal and State Taxation.”

•	The amounts shown as pro forma stockholders’ equity per share do not represent possible future price appreciation of our common stock.

•	The pro forma tables do not reflect the impact of the new expenses that we expect to incur as a result of operating as a public company.

The following pro forma data, which are based on Delanco Federal Savings Bank’s equity at September 30, 2006 and March 31, 2006, and net income for the six months ended September 30, 2006 and the year ended March 31, 2006, may not represent the actual financial effects of the offering or our operating results after the offering. The pro forma data rely exclusively on the assumptions outlined above and in the notes to the pro forma tables. The pro forma data do not represent the fair market value of our common stock, the current fair market value of our assets or liabilities, or the amount of money that would be available for distribution to stockholders if we were to be liquidated after the offering.

We are offering our common stock on a best efforts basis. We must sell a minimum of 688,500 shares to complete the offering.

At or For the Six Months Ended September 30, 2006

	Minimum of Offering Range	Midpoint of Offering Range	Maximum of Offering Range	15% Above Maximum of Offering Range
(Dollars in thousands, except per share amounts)	688,500 Shares at $10.00 Per Share	810,000 Shares at $10.00 Per Share	931,500 Shares at $10.00 Per Share	1,071,225 Shares at $10.00 Per Share

Gross proceeds	$6,885	$8,100	$9,315	$10,712
Less: estimated expenses	(625)	(625)	(625)	(625)
Estimated net proceeds	6,260	7,475	8,690	10,087
Less: common stock acquired by employee stock ownership plan (1)	(600)	(706)	(811)	(933)
Less: common stock to be acquired by equity incentive plan (2)	(300)	(353)	(406)	(467)
Net investable proceeds	$5,360	$6,416	$7,473	$8,687

Pro Forma Net Income:

Pro forma net income (3):
Historical	$20	$20	$20	$20
Pro forma income on net investable proceeds	90	107	125	145
Less: pro forma employee stock ownership plan adjustments (1)	(10)	(12)	(13)	(15)
Less: pro forma restricted stock award expense (2)	(20)	(23)	(27)	(31)
Less: pro forma stock option expense (3)	(21)	(25)	(29)	(33)
Pro forma net income	$59	$67	$76	$86

Pro forma net income per share (3):
Historical	$0.01	$0.01	$0.01	$0.01
Pro forma income on net investable proceeds	0.06	0.06	0.06	0.06
Less: pro forma employee stock ownership plan adjustments (1)	(0.01)	(0.01)	(0.01)	(0.01)
Less: pro forma restricted stock award expense (2)	(0.01)	(0.01)	(0.01)	(0.01)
Less: pro forma stock option expense (3)	(0.01)	(0.01)	(0.01)	(0.01)
Pro forma net income per share	$0.04	$0.04	$0.04	$0.04

Offering price as a multiple of pro forma net income per share (annualized)	125.00x	125.00x	125.00x	125.00x

Number of shares used to calculate pro forma net income per share (4)	1,471,523	1,731,204	1,990,885	2,289,517

Pro Forma Stockholders’ Equity:

Pro forma stockholders’ equity (book value):
Historical	$8,153	$8,153	$8,153	$8,153
Estimated net proceeds	6,260	7,475	8,690	10,087
Less: common stock acquired by employee stock ownership plan (1)	(600)	(706)	(811)	(933)
Less: common stock to be acquired by equity incentive plan (2)	(300)	(353)	(406)	(467)
Pro forma stockholders’ equity	$13,513	$14,569	$15,626	$16,840

Pro forma stockholders’ equity per share:
Historical	$5.33	$4.53	$3.94	$3.42
Estimated net proceeds	4.09	4.15	4.20	4.24
Less: common stock acquired by employee stock ownership plan (1)	(0.39)	(0.39)	(0.39)	(0.39)
Less: common stock to be acquired by equity incentive plan (2)	(0.20)	(0.20)	(0.20)	(0.20)
Pro forma stockholders’ equity per share	$8.83	$8.09	$7.55	$7.07

Offering price as a percentage of pro forma stockholders’ equity per share	113.25%	123.61%	132.45%	141.44%

Number of shares used to calculate pro forma stockholders’ equity per share (4)	1,530,000	1,800,000	2,070,000	2,380,500
(footnotes on page __)

At or For the Year Ended March 31, 2006

	Minimum of Offering Range	Midpoint of Offering Range	Maximum of Offering Range	15% Above Maximum of Offering Range
(Dollars in thousands, except per share amounts)	688,500 Shares at $10.00 Per Share	810,000 Shares at $10.00 Per Share	931,500 Shares at $10.00 Per Share	1,071,225 Shares at $10.00 Per Share

Gross proceeds	$6,885	$8,100	$9,315	$10,712
Less: estimated expenses	(625)	(625)	(625)	(625)
Estimated net proceeds	6,260	7,475	8,690	10,087
Less: common stock acquired by employee stock ownership plan (1)	(600)	(706)	(811)	(933)
Less: common stock to be acquired by equity incentive plan (2)	(300)	(353)	(406)	(467)
Net investable proceeds	$5,360	$6,416	$7,473	$8,687

Pro Forma Net Income:

Pro forma net income (3):
Historical	$316	$316	$316	$316
Pro forma income on net investable proceeds	155	185	216	251
Less: pro forma employee stock ownership plan adjustments (1)	(20)	(23)	(27)	(31)
Less: pro forma restricted stock award expense (2)	(40)	(47)	(54)	(62)
Less: pro forma stock option expense (3)	(42)	(50)	(57)	(66)
Pro forma net income	$369	$381	$394	$408

Pro forma net income per share (3):
Historical	$0.21	$0.18	$0.16	$0.14
Pro forma income on net investable proceeds	0.11	0.11	0.11	0.11
Less: pro forma employee stock ownership plan adjustments (1)	(0.01)	(0.01)	(0.01)	(0.01)
Less: pro forma restricted stock award expense (2)	(0.03)	(0.03)	(0.03)	(0.03)
Less: pro forma stock option expense (3)	(0.03)	(0.03)	(0.03)	(0.03)
Pro forma net income per share	$0.25	$0.22	$0.20	$0.18

Offering price as a multiple of pro forma net income per share (annualized)	40.00x	45.45x	50.00x	55.56x

Number of shares used to calculate pro forma net income per share (4)	1,473,023	1,732,968	1,992,913	2,291,850

Pro Forma Stockholders’ Equity:

Pro forma stockholders’ equity (book value):
Historical	$8,222	$8,222	$8,222	$8,222
Estimated net proceeds	6,260	7,475	8,690	10,087
Less: common stock acquired by employee stock ownership plan (1)	(600)	(706)	(811)	(933)
Less: common stock to be acquired by equity incentive plan (2)	(300)	(353)	(406)	(467)
Pro forma stockholders’ equity	$13,582	$14,638	$15,695	$16,909

Pro forma stockholders’ equity per share:
Historical	$5.37	$4.57	$3.97	$3.45
Estimated net proceeds	4.09	4.15	4.20	4.24
Less: common stock acquired by employee stock ownership plan (1)	(0.39)	(0.39)	(0.39)	(0.39)
Less: common stock to be acquired by equity incentive plan (2)	(0.20)	(0.20)	(0.20)	(0.20)
Pro forma stockholders’ equity per share	$8.87	$8.13	$7.58	$7.10

Offering price as a percentage of pro forma stockholders’ equity per share	112.74%	123.00%	131.93%	140.85%

Number of shares used to calculate pro forma stockholders’ equity per share (4)	1,530,000	1,800,000	2,070,000	2,380,500

(footnotes on following page)

(1)
Assumes that the employee stock ownership plan will acquire a number of shares of stock equal to 3.92% of the shares issued in the offering, including shares issued to Delanco MHC (59,976, 70,560, 81,144 and 93,316 shares at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively). The employee stock ownership plan will borrow the funds to acquire these shares from the net offering proceeds retained by Delanco Bancorp. The amount of this borrowing has been reflected as a reduction from gross proceeds to determine estimated net investable proceeds. This borrowing will have an interest rate equal to the prime rate as published in The Wall Street Journal, which is currently ____%, and a term of 20 years. Delanco Federal Savings Bank intends to make contributions to the employee stock ownership plan in amounts at least equal to the principal and interest requirement of the debt. Interest income that Delanco Bancorp will earn on the loan will offset a portion of the compensation expense recorded by Delanco Federal Savings Bank as it contributes to the ESOP. As the debt is paid down, shares will be released for allocation to participants’ accounts and stockholders’ equity will be increased.

The adjustment to pro forma net income for the employee stock ownership plan reflects the after-tax compensation expense associated with the plan. Applicable accounting principles require that compensation expense for the employee stock ownership plan be based upon shares committed to be released and that unallocated shares be excluded from earnings per share computations. An equal number of shares (1/20 of the total, based on a 20-year loan) will be released each year over the term of the loan. The valuation of shares committed to be released would be based upon the average market value of the shares during the year, which, for purposes of this calculation, was assumed to be equal to the $10.00 per share purchase price. If the average market value per share is greater than $10.00 per share, total employee stock ownership plan expense would be greater. See “Our Management—Benefit Plans—Employee Stock Ownership Plan.”

(2)
Assumes that Delanco Bancorp will purchase in the open market a number of shares of stock equal to 1.96% of the shares issued in the offering, including shares issued to Delanco MHC (29,988, 35,280, 40,572 and 46,658 shares at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively), that will be reissued as restricted stock awards under a equity incentive plan to be adopted following the offering. Purchases will be funded with cash on hand at Delanco Bancorp or with dividends paid to Delanco Bancorp by Delanco Federal Savings Bank. The cost of these shares has been reflected as a reduction from gross proceeds to determine estimated net investable proceeds. In calculating the pro forma effect of the restricted stock awards, it is assumed that the required stockholder approval has been received, that the shares used to fund the awards were acquired at the beginning of the respective period and that the shares were acquired at the $10.00 per share purchase price. The issuance of authorized but unissued shares of the common stock instead of shares repurchased in the open market would dilute the ownership interests of existing stockholders by approximately 1.9%.

The adjustment to pro forma net income for the restricted stock awards reflects the after-tax compensation expense associated with the awards. It is assumed that the fair market value of a share of Delanco Bancorp common stock was $10.00 at the time the awards were made, that shares of restricted stock issued under the equity incentive plan vest 20% per year, that compensation expense is recognized on a straight-line basis over each vesting period so that 20% of the value of the shares awarded was an amortized expense during each year, and that the combined federal and state income tax rate was 34%. If the fair market value per share is greater than $10.00 per share on the date shares are awarded under the equity incentive plan, total equity incentive plan expense would be greater.

(3)
The adjustment to pro forma net income for stock options reflects the after-tax compensation expense associated with the stock options that may be granted under the equity incentive plan to be adopted following the offering. If the equity incentive plan is approved by stockholders, a number of shares equal to 4.9% of the number of shares issued in the offering, including shares issued to Delanco MHC (74,970, 88,200, 101,430 and 116,645) shares at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively), will be reserved for future issuance upon the exercise of stock options that may be granted under the plan. We will comply with Financial Accounting Standards Board Statement No. 123 (revised 2004), Share-Based Payment, to account for stock options issued. This standard requires compensation cost relating to share-based payment transactions be recognized in the financial statements over the period the employee is required to provide services for the award. The cost will be measured based on the fair value of the equity instruments issued. Applicable accounting standards do not prescribe a specific valuation technique to be used to estimate the fair value of employee stock options. Using the Black-Scholes option-pricing formula, the options are assumed to have a value of $4.27 for each option, based on the following assumptions: exercise price, $10.00; trading price on date of grant, $10.00; dividend yield, 0%; expected life, 10 years; expected volatility, 18.5%; and risk-free interest rate, 4.66%. Because there currently is no market for Delanco Bancorp common stock, the assumed expected volatility is based on the SNL Index for all publicly-traded thrifts. The dividend yield is assumed to be 0% because there is no history of dividend payments and the board of directors has not expressed an intention to commence dividend payments upon completion of the offering. It is assumed that stock options granted under the equity incentive plan vest 20% per year, that compensation expense is recognized on a straight-line basis over each vesting period so that 20% of the value of the options awarded was an amortized expense during each year, that 25% of the options awarded are non-qualified options and that the combined federal and state income tax rate was 34%. We plan to use the Black-Scholes option-pricing formula; however, if the fair market value per share is different than $10.00 per share on the date options are awarded under the equity incentive plan, or if the assumptions used in the option-pricing formula are different from those used in preparing this pro forma data, the value of the stock options and the related expense would be different. The issuance of authorized but unissued shares of common stock to satisfy option exercises instead of shares repurchased in the open market would dilute the ownership interests of existing stockholders, other than Delanco MHC, by approximately 4.7%.

(4)
The number of shares used to calculate pro forma net income per share is equal to the total number of shares to be outstanding upon completion of the offering, less the number of shares purchased by the employee stock ownership plan not committed to be released within one year following the offering as adjusted to effect a weighted average over the period. The number of shares used to calculate pro forma stockholders’ equity per share is equal to the total number of shares to be outstanding upon completion of the offering.

Our Business

General

Delanco Bancorp is a federally chartered savings and loan holding company established in 2002 to be the holding company for Delanco Federal Savings Bank. Delanco Bancorp’s business activity is the ownership of the outstanding capital stock of Delanco Federal Savings Bank. Delanco Bancorp does not own or lease any property but instead uses the premises, equipment and other property of Delanco Federal Savings Bank with the payment of appropriate rental fees, as required by applicable law and regulations, under the terms of an expense allocation agreement. In the future, Delanco Bancorp may acquire or organize other operating subsidiaries; however, there are no current plans, arrangements, agreements or understandings, written or oral, to do so.

Delanco Federal Savings Bank is a federally chartered savings bank originally founded in 1890 as Delanco Building and Loan Association. In 1994 we adopted a federal charter and became Delanco Federal Savings Bank. We operate as a community-oriented financial institution offering traditional financial services to consumers and businesses in our market area. We attract deposits from the general public and use those funds to originate a variety of consumer and business loans.

Our website address is www.delancofsb.com. Information on our website should not be considered a part of this prospectus.

Market Area

We are headquartered in Delanco Township, New Jersey. In addition to our main office, we operate a full-service branch office in Cinnaminson, New Jersey. Delanco and Cinnaminson are in western Burlington County, New Jersey, across the Delaware River from northeastern Philadelphia. Historically, substantially all of our loans were made to borrowers who resided within approximately ten miles of our main office. In the past two years we expanded our lending area to all of Pennsylvania and New Jersey, with a focus on Philadelphia and southwestern New Jersey.

The population and per capita income of Burlington County has increased in recent years, while unemployment has remained low, creating opportunities for the growth of our business. From 2000 to 2006, the population of Burlington County increased 8.1% to an estimated 457,575, compared to increases of 5.2% for New Jersey and 7.9% for the United States. Burlington County’s population is projected to increase by 6.5% through 2011. The Philadelphia metropolitan area, of which western Burlington County is a part, is the fourth largest in the United States, with an estimated population of 5.7 million. The city of Philadelphia is the fifth most populous city in the United States.

Burlington County’s per capita income increased by 27.9% to $33,682 from 2000 to 2006, which is slightly below the per capita income for the state and greater than the per capita income of $26,228 for the United States. Median household income in Burlington County also increased during this period and was estimated at $71,857 in 2006, which is greater than the median household income of $66,848 for New Jersey and of $48,534 for the United States. Burlington County’s higher income levels support a strong housing market. In 2000, Burlington County had a 77.4% rate of owner-occupancy, which was over ten percentage points higher than the state and national levels.

In recent years, Burlington County has experienced lower unemployment rates compared to New Jersey and the United States. In 2005, Burlington County had an unemployment rate of 3.7%, compared to 4.4% for New Jersey and 5.1% for the United States. In 2000, the services industry accounted for the highest source of employment at 49.1%, with wholesale/retail trade second at 16.4% and manufacturing third at 11.0%.

Competition

We face significant competition for the attraction of deposits and origination of loans. Our most direct competition for deposits has historically come from the many financial institutions operating in our market area and, to a lesser extent, from other financial service companies such as brokerage firms, credit unions and insurance companies. Several large holding companies operate banks in our market area, including Bank of America, Wachovia, Commerce Bank and PNC Bank. These institutions are significantly larger than us and, therefore, have significantly greater resources. We also face competition for investors’ funds from money market funds, mutual funds and other corporate and government securities. At June 30, 2006, which is the most recent date for which data is available from the FDIC, we held less than 1% of the deposits in Burlington County, New Jersey.

Our competition for loans comes primarily from financial institutions in our market area and, to a lesser extent, from other financial service providers, such as mortgage companies and mortgage brokers. Competition for loans also comes from the increasing number of non-depository financial service companies entering the mortgage market, such as insurance companies, securities companies and specialty finance companies.

We expect competition to remain intense in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Technological advances, for example, have lowered barriers to entry, allowed banks to expand their geographic reach by providing services over the Internet and made it possible for non-depository institutions to offer products and services that traditionally have been provided by banks. Changes in federal law permit affiliation among banks, securities firms and insurance companies, which promotes a competitive environment in the financial services industry. Competition for deposits and the origination of loans could limit our growth in the future.

Lending Activities

One- to Four-Family Residential Loans. We offer three types of residential mortgage loans: fixed-rate loans, balloon loans and adjustable-rate loans. We offer fixed-rate mortgage loans with terms of 15, 20 or 30 years and balloon mortgage loans with terms of five, ten or 15 years. We offer adjustable-rate mortgage loans with interest rates and payments that adjust annually after an initial fixed period of one or three years. Interest rates and payments on our adjustable-rate loans generally are adjusted to a rate equal to a percentage above the one year U.S. Treasury index. The maximum amount by which the interest rate may be increased or decreased is generally 2% per adjustment period and the lifetime interest rate cap is generally 6.0% over the initial interest rate of the loan. We generally retain all of the mortgage loans that we originate, although from time to time we have sold some of the 30-year, fixed-rate mortgage loans that we originated.

Borrower demand for adjustable-rate or balloon loans compared to fixed-rate loans is a function of the level of interest rates, the expectations of changes in the level of interest rates, and the difference between the interest rates and loan fees offered for fixed-rate mortgage loans as compared to the interest rates and loan fees for adjustable-rate or balloon loans. The relative amount of fixed-rate, balloon and adjustable-rate mortgage loans that can be originated at any time is largely determined by the demand for each in a competitive environment. The loan fees, interest rates and other provisions of mortgage loans are determined by us on the basis of our own pricing criteria and competitive market conditions.

While one- to four-family residential real estate loans are normally originated with up to 30-year terms, such loans typically remain outstanding for substantially shorter periods because borrowers often prepay their loans in full either upon sale of the property pledged as security or upon refinancing the original loan. Therefore, average loan maturity is a function of, among other factors, the level of purchase and sale activity in the real estate market, prevailing interest rates and the interest rates payable on outstanding loans. We do not offer loans with negative amortization and generally do not offer interest only loans.

We will make loans with loan-to-value ratios up to 100%; however, we require private mortgage insurance for loans with a loan-to-value ratio over 80%. We require all properties securing mortgage loans to be appraised by a board-approved independent appraiser. We generally require title insurance on all first mortgage loans. Borrowers must obtain hazard insurance, and flood insurance is required for loans on properties located in a flood zone.

Construction Loans. We originate loans to individuals and, to a lesser extent, builders to finance the construction of residential dwellings. We also make construction loans for small commercial development projects. Our construction loans generally provide for the payment of interest only during the construction phase, which is usually nine months for residential properties and 12 months for commercial properties. Loans generally can be made with a maximum loan to value ratio of 90% on residential construction and 80% on commercial construction, based on appraised value as if complete. Before making a commitment to fund a construction loan, we require an appraisal of the property by an independent licensed appraiser. We also will require an inspection of the property before disbursement of funds during the term of the construction loan.

Commercial and Multi-Family Real Estate Loans. We offer fixed- and adjustable-rate mortgage loans secured by a variety of commercial and multi-family real estate, such as small office buildings, warehouses, retail properties and small apartment buildings. We originate a variety of fixed- and adjustable-rate commercial real estate and multi-family real estate loans generally for terms up to 10 years and payments based on an amortization schedule of up to 20 years. Adjustable-rate loans are typically based on the Prime Rate. Loans are secured by first mortgages, and amounts generally do not exceed 80% of the property’s appraised value.

As of September 30, 2006, our largest commercial real estate loan was $924,000 and was secured by a warehouse building. This loan was performing in accordance with its original terms at September 30, 2006.

Commercial Loans. We offer commercial business loans to professionals, sole proprietorships and small businesses in our market area. We offer installment loans for capital improvements, equipment acquisition and long-term working capital. These loans are secured by business assets other than real estate, such as business equipment and inventory, or are backed by the personal guarantee of the borrower. We originate lines of credit to finance the working capital needs of businesses to be repaid by seasonal cash flows or to provide a period of time during which the business can borrow funds for planned equipment purchases. We also offer accounts receivable lines of credit.

When making commercial business loans, we consider the financial statements of the borrower, the borrower’s payment history of both corporate and personal debt, the debt service capabilities of the borrower, the projected cash flows of the business, the viability of the industry in which the customer operates and the value of the collateral.

At September 30, 2006, our largest commercial loan relationship was five loans totaling $556,000 secured by construction vehicles. These loans were performing in accordance with its original terms at September 30, 2006.

Consumer Loans. Our consumer loans consist primarily of home equity loans and lines of credit. We occasionally make loans secured by passbook or certificate accounts and automobile loans.

We offer home equity loans with a maximum combined loan to value ratio of 80% or less. Home equity lines of credit have adjustable rates of interest that are indexed to the Prime Rate as published by The Wall Street Journal. Home equity loans have fixed interest rates and terms that typically range from five to 15 years. Some of our home equity loans are originated as five-year balloon loans with monthly payments based on a 20- to 30-year amortization schedule.

The procedures for underwriting consumer loans include an assessment of the applicant’s payment history on other debts and ability to meet existing obligations and payments on the proposed loan. Although the applicant’s creditworthiness is a primary consideration, the underwriting process also includes a comparison of the value of the collateral, if any, to the proposed loan amount.

Loan Underwriting Risks.

Adjustable-Rate Loans. While we anticipate that adjustable-rate loans will better offset the adverse effects of an increase in interest rates as compared to fixed-rate mortgages, an increased monthly mortgage payment required of adjustable-rate loan borrowers in a rising interest rate environment could cause an increase in delinquencies and defaults. The marketability of the underlying property also may be adversely affected in a high interest rate environment. In addition, although adjustable-rate mortgage loans make our asset base more responsive to changes in interest rates, the extent of this interest sensitivity is limited by the annual and lifetime interest rate adjustment limits.

Construction Loans. Construction financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the property’s value at completion of construction and the estimated cost (including interest) of construction. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of construction costs proves to be inaccurate, we may be required to advance funds beyond the amount originally committed to permit completion of the building. If the estimate of value proves to be inaccurate, we may be confronted, at or before the maturity of the loan, with a building having a value which is insufficient to assure full repayment. If we are forced to foreclose on a building before or at completion due to a default, there can be no assurance that we will be able to recover all of the unpaid balance of, and accrued interest on, the loan as well as related foreclosure and holding costs.

Commercial and Multi-Family Real Estate Loans. Loans secured by commercial and multi-family real estate generally have larger balances and involve a greater degree of risk than one- to four-family residential mortgage loans. Of primary concern in commercial and multi-family real estate lending is the borrower’s creditworthiness and the feasibility and cash flow potential of the project. Payments on loans secured by income properties often depend on successful operation and management of the properties. As a result, repayment of such loans may be subject to a greater extent than residential real estate loans, to adverse conditions in the real estate market or the economy. To monitor cash flows on income properties, we require borrowers and loan guarantors, if any, to provide annual financial statements on commercial and multi-family real estate loans. In reaching a decision on whether to make a commercial or multi-family real estate loan, we consider and review a global cash flow analysis of the borrower and consider the net operating income of the property, the borrower’s expertise, credit history and profitability and the value of the underlying property. We have generally required that the properties securing these real estate loans have debt service coverage ratios (the ratio of earnings before debt service to debt service) of at least 1.25. An environmental survey or environmental risk insurance is obtained when the possibility exists that hazardous materials may have existed on the site, or the site may have been impacted by adjoining properties that handled hazardous materials.

Commercial Loans. Unlike residential mortgage loans, which generally are made on the basis of the borrower’s ability to make repayment from his or her employment or other income, and which are secured by real property whose value tends to be more easily ascertainable, commercial loans are of higher risk and typically are made on the basis of the borrower’s ability to make repayment from the cash flow of the borrower’s business. As a result, the availability of funds for the repayment of commercial loans may depend substantially on the success of the business itself. Further, any collateral securing such loans may depreciate over time, may be difficult to appraise and may fluctuate in value.

Consumer Loans. Consumer loans may entail greater risk than do residential mortgage loans, particularly in the case of consumer loans that are unsecured or secured by assets that depreciate rapidly, such as motor vehicles. In the latter case, repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and a small remaining deficiency often does not warrant further substantial collection efforts against the borrower. Consumer loan collections depend on the borrower’s continuing financial stability, and therefore are likely to be adversely affected by various factors, including job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans.

Loan Originations, Purchases and Sales. Loan originations come from a number of sources. The primary source of loan originations are existing customers, walk-in traffic, advertising and referrals from customers.

From time to time, we will purchase participations in loans from the Thrift Institutions Community Investment Corporation of New Jersey to supplement our lending portfolio. Loan participations totaled $1.7 million at September 30, 2006. Loan participations are also subject to the same credit analysis and loan approvals as loans we originate. We are permitted to review all of the documentation relating to any loan in which we participate. However, in a purchased participation loan, we do not service the loan and thus are subject to the policies and practices of the lead lender with regard to monitoring delinquencies, pursuing collections and instituting foreclosure proceedings.

In the past, we have sold some of the 30-year fixed rate loans that we originated to the Federal Home Loan Bank of New York for interest risk management purposes. In recent periods we have retained all of the loans that we have originated.

Loan Approval Procedures and Authority. Our lending activities follow written, non-discriminatory, underwriting standards and loan origination procedures established by our board of directors and management. The board of directors has granted loan approval authority to certain officers or groups of officers up to prescribed limits, based on the officer’s experience and tenure. All loans over $350,000 must be approved by the loan committee of the board of directors.

Loans to One Borrower. The maximum amount that we may lend to one borrower and the borrower’s related entities is limited, by regulation, to generally 15% of our stated capital and reserves. At September 30, 2006, our regulatory limit on loans to one borrower was $1.2 million. At that date, our largest lending relationship was $960,000 and was secured by a one- to four-family residence. This loan was performing in accordance with its original terms at September 30, 2006.

Loan Commitments. We issue commitments for fixed- and adjustable-rate mortgage loans conditioned upon the occurrence of certain events. Commitments to originate mortgage loans are legally binding agreements to lend to our customers. Generally, our loan commitments expire after 60 days.

Investment Activities

We have legal authority to invest in various types of liquid assets, including U.S. Treasury obligations, securities of various federal agencies and of state and municipal governments, mortgage-backed securities and certificates of deposit of federally insured institutions. Within certain regulatory limits, we also may invest a portion of our assets in corporate securities and mutual funds. We also are required to maintain an investment in Federal Home Loan Bank of New York stock.

At September 30, 2006, our investment portfolio totaled $19.1 million, or 22.0% of total assets, and consisted primarily of mortgage-backed securities and government sponsored enterprise securities.

Our investment objectives are to provide and maintain liquidity, to establish an acceptable level of interest rate and credit risk, to provide an alternate source of low-risk investments when demand for loans is weak and to generate a favorable return. Our board of directors has the overall responsibility for the investment portfolio, including approval of our investment policy. The Asset/Liability Committee is responsible for implementation of the investment policy and monitoring our investment performance. Our board of directors reviews the status of our investment portfolio on a quarterly basis, or more frequently if warranted.

Deposit Activities and Other Sources of Funds

General. Deposits, borrowings and loan repayments are the major sources of our funds for lending and other investment purposes. Scheduled loan repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general interest rates and money market conditions.

Deposit Accounts. Substantially all of our depositors are residents of New Jersey. Deposits are attracted from within our market area through the offering of a broad selection of deposit instruments, including non-interest-bearing demand deposits (such as checking accounts), interest-bearing demand accounts (such as NOW and money market accounts), savings accounts and certificates of deposit. In addition to accounts for individuals, we also offer commercial checking accounts designed for the businesses operating in our market area. We do not have any brokered deposits. From time to time we promote various accounts in an effort to increase deposits. We currently are promoting a no-fee, interest-bearing checking account for customers age 50 and over.

Deposit account terms vary according to the minimum balance required, the time periods the funds must remain on deposit and the interest rate, among other factors. In determining the terms of our deposit accounts, we consider the rates offered by our competition, our liquidity needs, profitability to us, and customer preferences and concerns. We generally review our deposit mix and pricing bi-weekly. Our deposit pricing strategy has generally been to offer competitive rates and to be towards the top of the local market for rates on all types of deposit products.

Borrowings. We have the ability to utilize advances from the Federal Home Loan Bank of New York to supplement our investable funds, although we have not done so until recently. The Federal Home Loan Bank functions as a central reserve bank providing credit for member financial institutions. As a member, we are required to own capital stock in the Federal Home Loan Bank and are authorized to apply for advances on the security of such stock and certain of our mortgage loans and other assets (principally securities which are obligations of, or guaranteed by, the United States), provided certain standards related to creditworthiness have been met. Advances are made under several different programs, each having its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based either on a fixed percentage of an institution’s net worth or on the Federal Home Loan Bank’s assessment of the institution’s creditworthiness.

Properties

We conduct our business through our main office in Delanco, New Jersey and our branch office in Cinnaminson, New Jersey, both of which we own. The net book value of our land, buildings, furniture, fixtures and equipment was $8.4 million as of September 30, 2006.

Personnel

As of September 30, 2006, we had 28 full-time equivalent employees, none of whom is represented by a collective bargaining unit. We believe our relationship with our employees is good.

Legal Proceedings

Periodically, there have been various claims and lawsuits against us, such as claims to enforce liens, condemnation proceedings on properties in which we hold security interests, claims involving the making and servicing of real property loans and other issues incident to our business. We are not a party to any pending legal proceedings that we believe would have a material adverse effect on our financial condition, results of operations or cash flows.

Subsidiaries

The only subsidiary of Delanco Bancorp is Delanco Federal Savings Bank. Delanco Federal Savings Bank does not have any active subsidiaries.

Management’s Discussion and Analysis of
Results of Operations and Financial Condition

The objective of this section is to help potential investors understand our views on our results of operations and financial condition. You should read this discussion in conjunction with the financial statements and notes to the financial statements that appear at the end of this prospectus.

Overview

Our principal business is to acquire deposits from individuals and businesses in the communities surrounding our offices and to use these deposits to fund loans. We focus on providing our products and services to two segments of customers: individuals and small businesses.

Income. Our primary source of pre-tax income is net interest income. Net interest income is the difference between interest income, which is the income that we earn on our loans and investments, and interest expense, which is the interest that we pay on our deposits and borrowings. Changes in levels of interest rates affect our net interest income. In recent periods, short-term interest rates (which influence the rates we pay on deposits) have increased, while longer-term interest rates (which influence the rates we earn on loans) have not. The narrowing of the spread between the interest we earn on loans and investments and the interest we pay on deposits has negatively affected our net interest income.

A secondary source of income is non-interest income, which is revenue that we receive from providing products and services. The majority of our non-interest income generally comes from service charges (mostly from service charges on deposit accounts). In some years, we recognize income from the sale of loans and securities. In fiscal 2006, we had income of $345,000 from the sale of shares we owned in our data processor. In the first half of fiscal 2007, we chose to recognize gains through the sale of Freddie Mac stock in order to offset higher expenses related to our recent expansion. Our new facility in Cinnaminson includes space that we will rent to other businesses.

Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a quarterly basis. When additional allowances are necessary, a provision for loan losses is charged to earnings.

Expenses. The noninterest expenses we incur in operating our business consist of salaries and employee benefits expenses, occupancy expenses, data processing expenses and other miscellaneous expenses, such as office supplies, telephone, postage, advertising and professional services.

Our largest noninterest expense is salaries and employee benefits, which consist primarily of salaries and wages paid to our employees, payroll taxes, and expenses for health insurance, retirement plans and other employee benefits. Our salaries and employee benefits expense has increased in recent periods as a result of the addition of staff for our new branch. Following the offering, we will recognize additional annual employee compensation expenses stemming from the adoption of new equity benefit plans. We cannot determine the actual amount of these new stock-related compensation and benefit expenses at this time because applicable accounting practices require that they be based on the fair market value of the shares of common stock at specific points in the future. For an illustration of these expenses, see “Pro Forma Data.”

Occupancy expenses, which are the fixed and variable costs of buildings and equipment, consist primarily of depreciation charges, furniture and equipment expenses, maintenance, real estate taxes and costs of utilities. Our occupancy expenses have increased in recent periods because of the expansion of our main office and the addition of our Cinnaminson facility.

Effective at the beginning of 2007, the Federal Deposit Insurance Corporation began assessing most insured depository institutions for deposit insurance at a rate between five cents and seven cents for every $100 of deposits. Assessment credits have been provided to institutions that paid high premiums in the past. According to information provided by the Federal Deposit Insurance Corporation, Delanco Federal Savings Bank will receive an assessment credit of approximately $62,000. We expect that this credit will offset all of our deposit insurance premiums in 2007.

Following the offering, we will incur additional noninterest expenses as a result of operating as a public company. These additional expenses will consist primarily of legal and accounting fees, expenses of stockholder communications and meetings and expenses related to the addition of personnel in our accounting department.

Critical Accounting Policies

In the preparation of our consolidated financial statements, we have adopted various accounting policies that govern the application of accounting principles generally accepted in the United States. Our significant accounting policies are described in the notes to our financial statements, beginning on page F-9 of this prospectus.

Certain accounting policies involve significant judgments and assumptions by us that have a material impact on the carrying value of certain assets and liabilities. We consider these accounting policies to be critical accounting policies. The judgments and assumptions we use are based on historical experience and other factors, which we believe to be reasonable under the circumstances. Actual results could differ from these judgments and estimates under different conditions, resulting in a change that could have a material impact on the carrying values of our assets and liabilities and our results of operations.

Allowance for Loan Losses. We consider the allowance for loan losses to be a critical accounting policy. The allowance for loan losses is the amount estimated by management as necessary to cover losses inherent in the loan portfolio at the balance sheet date. The allowance is established through the provision for loan losses, which is charged to income. Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment. Among the material estimates required to establish the allowance are: loss exposure at default; the amount and timing of future cash flows on impacted loans; value of collateral; and determination of loss factors to be applied to the various elements of the portfolio. All of these estimates are susceptible to significant change. Management reviews the level of the allowance at least quarterly and establishes the provision for loan losses based upon an evaluation of the portfolio, past loss experience, current economic conditions and other factors related to the collectibility of the loan portfolio. Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluation. In addition, the Office of Thrift Supervision, as an integral part of its examination process, periodically reviews our allowance for loan losses. Such agency may require us to recognize adjustments to the allowance based on its judgments about information available to it at the time of its examination. A large loss could deplete the allowance and require increased provisions to replenish the allowance, which would adversely affect earnings. See note 1 of the notes to the financial statements included in this prospectus.

Deferred Income Taxes. We use the asset and liability method of accounting for income taxes as prescribed in Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes.” Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. If current available information raises doubt as to the realization of the deferred tax assets, a valuation allowance is established. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We exercise significant judgment in evaluating the amount and timing of recognition of the resulting tax liabilities and assets. These judgments require us to make projections of future taxable income. The judgments and estimates we make in determining our deferred tax assets, which are inherently subjective, are reviewed on a continual basis as regulatory and business factors change. Any reduction in estimated future taxable income may require us to record a valuation allowance against our deferred tax assets. A valuation allowance would result in additional income tax expense in the period, which would negatively affect earnings.

Operating Strategy

Our mission is to operate and grow a profitable community-oriented financial institution. We plan to achieve this by executing our strategy of:

•	Growing and diversifying our loan portfolio by emphasizing commercial loans along with residential loans;

•	Expanding our franchise through our new, state-of-the-art facility in Cinnaminson, New Jersey;

•	Continuing to use conservative underwriting practices to maintain the high quality of our loan portfolio; and

•	Providing superior service to attract and retain customers.

Grow and diversify our loan portfolio by emphasizing commercial loans along with residential loans
In late 2004, we formed a commercial loan department led by an experienced commercial loan officer. Since then, we have grown our commercial and multi-family real estate and commercial business loan portfolio to $12.3 million, or 21.8% of total loans, as of September 30, 2006. Commercial loans provide diversification to our loan portfolio and, because most of our commercial loans are tied to the Prime Rate, improve the interest sensitivity of our assets. With the additional capital raised in the offering, we intend to continue to pursue the larger lending relationships associated with commercial lending. Commercial lending generally exposes a lender to greater risk of non-payment than residential lending because repayment of the loans often depends on the successful operation of the property or business and the income stream of the borrowers. See “Risk Factors - Our increased emphasis on commercial lending may expose us to increased lending risks.”

Expand our franchise through our new, state-of-the-art facility in Cinnaminson, New Jersey and the development of other locations

In August 2006 we opened a new, modern facility in Cinnaminson, New Jersey. This facility is located on Route 130, which is a major north-south thoroughfare through Burlington County. We believe that our new location will bring us greater exposure, which we expect will help us expand our customer base. In addition, the portion of the Route 130 corridor in which our office is located is in the midst of redevelopment, as many older properties have been or are being replaced with new retail or residential projects. The new facility has been designed to improve the customer experience. We have a drive-up ATM and three drive-through teller lanes. Inside, customers are greeted at a concierge desk where they are directed to appropriate bank personnel to assist them with their transaction. The modern design stresses open spaces and common areas for children and parents, and there is space for a coffee shop that opens into the branch. We have hired a banker with over 25 years experience in the area to manage the new branch and our business development activities in the area.

We also intend to pursue growth by adding another branch, although we have not yet identified a location or made any other plans or arrangements. We might also pursue the acquisition of other banks or of branches of other banks. We currently have no plans or arrangements for any such acquisitions.

Continue to use conservative underwriting practices to maintain the high quality of our loan portfolio

We believe that maintaining high asset quality is a key to long-term financial success. We have sought to grow and diversify our loan portfolio while keeping nonperforming assets to a minimum. We use underwriting standards that we believe are conservative and we diligently monitor collection efforts. At September 30, 2006, our nonperforming loans were 0.2% of our total loan portfolio. Although we intend to continue our efforts to originate commercial loans after the offering, we intend to maintain our philosophy of managing large loan exposures through our conservative approach to lending.

Provide superior service to attract and retain customers

As a community-oriented financial institution, we emphasize providing superior customer service as a means to attract and retain customers. We deliver personalized service and respond with flexibility to customer needs. We believe that our community orientation is attractive to our customers and distinguishes us from the large banks that operate in our area. We have also provided Internet banking since 2001.

Balance Sheet Analysis

Loans. At September 30, 2006, total loans, net, were $56.1 million, or 64.8% of total assets. In the six months ended September 30, 2006, the loan portfolio grew $14.7 million, or 35.6%, with the growth distributed across the residential real estate, commercial and multi-family real estate, and home equity loan portfolios. The growth of the loan portfolio was primarily the result of the business development efforts of our commercial loan officer and the manager of our Cinnaminson office. In the year ended March 31, 2006, the loan portfolio grew $6.6 million, or 19.0%. Commercial loans and commercial and multi-family real estate loans increased in fiscal 2006 as a result of the efforts of the commercial loan department, which was established shortly before the beginning of the year. Offsetting this growth was a decline in residential real estate loans.

Table 1: Loan Portfolio Analysis

	September 30,		March 31,
	2006		2006		2005
(Dollars in thousands)	Amount	Percent	Amount	Percent	Amount	Percent
Real estate loans:
Residential	$23,237	41.0%	$17,116	41.5%	$19,417	55.4%
Commercial and multi-family	8,403	14.9	5,669	13.5	3,350	9.6
Construction	1,280	2.3	205	0.5	240	0.7
Total real estate loans	32,920	58.2	22,990	55.0	23,007	65.7
Commercial loans	3,919	6.9	4,162	10.0	1,097	3.1
Consumer loans	19,764	34.9	14,621	35.0	10,926	31.2
Total loans	56,603	100.0%	41,773	100.0%	35,030	100.0%
Loans in process	(173)		(135)		—
Net deferred loan fees	(73)		(32)		(29)
Allowance for losses	(267)		(237)		(227)
Loans, net	$56,090		$41,369		$34,774

The following table sets forth certain information at September 30, 2006 regarding the dollar amount of loan principal repayments becoming due during the periods indicated. The table does not include any estimate of prepayments which significantly shorten the average life of all loans and may cause our actual repayment experience to differ from that shown below. Demand loans having no stated schedule of repayments and no stated maturity are reported as due in one year or less. The amounts shown below exclude applicable loans in process, unearned interest in consumer loans and net deferred loan costs. Our adjustable-rate mortgage loans generally do not provide for downward adjustments below the initial discounted contract rate. When market interest rates rise, as has occurred in recent periods, the interest rates on these loans may increase based on the contract rate (the index plus the margin) exceeding the initial interest rate floor.

Table 2: Contractual Maturities and Interest Rate Sensitivity

September 30, 2006 (Dollars in thousands)	Real Estate Loans	Commercial Loans	Consumer Loans	Total Loans
Amounts due in:
One year or less	$ 1,579	$ 493	$ 919	$ 2,991
More than one to five years	11,659	3,342	10,796	25,797
More than five years	19,682	84	8,049	27,815
Total	$32,920	$3,919	$19,764	$56,603

Interest rate terms on amounts due after one year:
Fixed-rate loans	$30,570	$3,426	$15,641	$49,637
Adjustable-rate loans	771	–	3,204	3,975
Total	$31,341	$3,426	$18,845	$53,612

Table 3: Summary of Loan Activity

	Six Months Ended September 30,		Year Ended March 31,
(Dollars in thousands)	2006	2005	2006	2005
Total loans at beginning of period	$41,773	$35,030	$35,030	$33,534
Originations:
Real estate mortgage loans	4,190	1,354	3,415	5,075
Construction	658	—	45	169
Commercial loans	7,123	176	3,247	15
Consumer loans	7,299	3,128	7,846	3,858
Total loans originated	19,270	4,658	14,553	9,117
Purchases	—	—	—	—
Less:
Principal payments and repayments	4,440	4,059	7,810	7,621
Loan sales	—	—	—	—
Transfers to foreclosed real estate	—	—	—	—
Total loans at end of period	$56,603	$35,629	$41,773	$35,030

Securities. The investment securities portfolio was $19.1 million, or 22.0% of total assets, at September 30, 2006. At that date, 71.1% of the investment portfolio was invested in mortgage-backed securities, while the remainder was invested primarily in debt securities of government sponsored enterprises, such as the Federal Home Loan Banks, Fannie Mae and Freddie Mac. In recent periods we have focused on growing our loan portfolio. Accordingly, during the six months ended September 30, 2006 and the year ended March 31, 2006, we did not purchase any securities and used the proceeds from maturing and called securities to fund loans.

Table 4: Investment Securities
	September 30,		March 31,
	2006		2006		2005
(Dollars in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Securities available for sale:
Mutual funds	$199	$238	$196	$240	$2,359	$2,297
Equity securities	4	281	7	434	8	513
Total available for sale	203	519	203	674	2,367	2,810

Securities held to maturity:
Government sponsored enterprise securities	5,000	4,901	5,500	5,352	6,500	6,381
Mortgage-backed securities	13,563	13,477	14,668	14,442	17,514	17,591
Total held to maturity	18,563	18,378	20,168	19,794	24,014	23,972
Total	$18,766	$18,897	$20,371	$20,468	$26,381	$26,782

The following table sets forth the stated maturities and weighted average yields of our mortgage-backed securities at September 30, 2006. Certain mortgage-backed securities have adjustable interest rates and will reprice annually within the various maturity ranges. These repricing schedules are not reflected in the table below. Approximately $4.1 million of the mortgage-backed securities listed have adjustable interest rates.

Table 5: Investment Maturities Schedule
	One Year or Less		More than One Year to Five Years		More than Five Years to Ten Years		More than Ten Years		Total
September 30, 2006 (Dollars in thousands)	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield
Securities available-for-sale:
Mutual funds	—	—	—	—	—	—	—	—	$238	—
Equity securities	—	—	—	—	—	—	—	—	281	—
Total available for sale	—	—	—	—	—	—	—	—	519	—

Securities held to maturity:
Government sponsored enterprise securities	$1,500	3.01%	$2,500	3.34%	$500	5.04%	$500	8.88%	5,000	3.97%
Mortgage-backed securities	4	8.97	5,415	4.94	4,417	5.17	3,727	5.95	13,563	5.30
Total held to maturity	1,504	3.02	7,915	4.44	4,917	5.16	4,227	5.36	18,563	4.94
Total	$1,504	3.02%	$7,915	4.44	$4,917	5.16%	$4,227	5.36%	$19,082	4.94%

Deposits. Our deposit base is comprised of demand deposits, money market and passbook accounts and time deposits. We consider demand deposits and money market and passbook accounts to be core deposits. At September 30, 2006, core deposits were 52.5% of total deposits. Deposits increased $10.0 million, or 15.1%, in the six months ended September 30, 2006, as core deposits grew $5.2 million and time deposits grew $4.8 million. Deposits increased $4.2 million, or 6.8%, in the year ended March 31, 2006, as core deposits increased $3.4 million, and time deposits increased $803,000. Our efforts to grow core deposits have been focused on the promotion of a tiered money market deposit account. From March 31, 2005 to September 30, 2006, money market balances increased from $7.2 million to $17.2 million. We have experienced an increase in our time deposit accounts as we have selectively competed for certain deposit maturities by adjusting our rates. However, we believe we are most successful attracting and retaining deposits by offering superior customer service.

Table 6: Deposits
	September 30,		March 31,
	2006		2006		2005
(Dollars in thousands)	Amount	Percent	Amount	Percent	Amount	Percent
Noninterest-bearing demand deposits	$3,202	4.2%	$2,450	3.7%	$1,745	2.8%
Interest-bearing demand deposits	6,583	8.6	7,387	11.1	8,092	13.0
Savings and money market accounts	30,436	39.7	25,186	37.9	21,754	34.9
Certificates of deposit	36,357	47.5	31,509	47.3	30,706	49.3
Total	$76,578	100.0%	$66,532	100.0%	$62,297	100.0%

Table 7: Time Deposit Maturities of $100,000 or more

September 30, 2006 (Dollars in thousands)	Certificates of Deposit
Maturity Period
Three months or less	$—
Over three through six months	1,309
Over six through twelve months	1,862
Over twelve months	2,292
Total	$5,463

Borrowings. During the years ended March 31, 2006 and 2005 we used borrowed funds on an infrequent basis. During the six months ended September 30, 2006 we began to use short-term FHLB advances as an additional source of liquidity.

Table 8: Borrowings

	Six Months Ended September 30,		Year Ended March 31,
(Dollars in thousands)	2006	2005	2006	2005
Maximum amount outstanding at any month end during the period:
FHLB advances	$2,800	—	—	$500
Average amount outstanding during the period (1):
FHLB advances	$1,317	—	—	$42
Weighted average interest rate during the period (1):
FHLB advances	5.01%	—	—	N/M
Balance outstanding at end of period:
FHLB advances	$1,000	—	—	—
Weighted average interest rate at end of period:
FHLB advances	5.29%	—	—	—

(1)	Averages are based on month-end balances. Due to the infrequent use of borrowed funds in fiscal 2006 and 2005, there were frequently no month-end balances.

Results of Operations for the Six Months Ended September 30, 2006 and 2005

Financial Highlights. Net income for the six months ended September 30, 2006 was $20,000 compared to $363,000 for the six months ended September 30, 2005. Lower noninterest income and higher noninterest expense accounted for most of the change. Noninterest expense increased from the prior year primarily because of expenses associated with our new branch. Noninterest income declined from the prior year primarily because of lower gains on sale of securities. Net interest income declined slightly as an increase in the average volume of loans mostly offset a narrowing of the interest rate spread.

Table 9: Summary Income Statements
Six months ended September 30, (Dollars in thousands)	2006	2005	2006 v. 2005	% Change
Net interest income	$1,047	$1,075	$(28)	(2.6)%
Provision for loan losses	30	—	30	N/M
Noninterest income	262	423	(161)	(38.1)
Noninterest expenses	1,257	1,010	247	24.5
Net income	20	363	(343)	(94.5)

Return on average equity (annualized)	0.50%	9.39%	(8.89)%	(94.7)
Return on average assets (annualized)	0.05%	1.01%	(0.96)%	(95.1)

Net Interest Income. Net interest income was $1.0 million for the six months ended September 30, 2006 compared to $1.1 million for the six months ended September 30, 2005. Net interest income declined $28,000 in 2006, reflecting growth in average earning assets that was more than offset by lower net interest margins. The $4.9 million, or 7.3%, increase in average earning assets was driven by growth of the loan portfolio. The 30 basis point decrease in the net interest margin to 2.92% reflected the impact of changes in market interest rates.

Average loans in the six months ended September 30, 2006 increased $14.9 million, or 42.2%, compared with the same period in 2005, driven by growth in residential and commercial mortgages and home equity loans. Average investment securities in the six months ended September 30, 2006 decreased $6.4 million, or 24.6%, compared to the same period in 2005. The reduction in the investment portfolio reflected maturities and prepayments, which were utilized to fund loan growth. The shift in the mix of interest-earning assets, combined with slightly higher market rates, increased the average yield on earning assets to 5.71% for the six months ended September 30, 2006, compared with 5.06% for the same period in 2005.

Average interest-bearing deposits in the six months ended September 30, 2006 increased $7.0 million, or 11.5%, compared with the same period in 2005 due to increases in savings accounts and time deposits, partially offset by lower demand deposit balances. Average savings and money market balances increased $5.6 million, or 25.4%, over the prior year as higher rates for these accounts made them more attractive and we promoted a tiered money market account. Average time deposits increased $3.0 million, or 10.0%, as we promoted select deposit maturities. Increases in market interest rates, combined with a shift from demand deposits to money market accounts, increased the average cost of deposits to 2.86%, compared with 2.03% for the same period in 2005. Borrowing costs were $33,000 for the six months ended September 30, 2006, as we began to use Federal Home Loan Bank advances as an additional source of liquidity.

Table 10: Analysis of Net Interest Income
Six Months Ended September 30, (Dollars in thousands)	2006	2005	2006 v. 2005	% Change
Components of net interest income
Loans	$1,548	$1,032	$516	50.0%
Investment securities	497	657	(160)	(24.4)
Total interest income	2,045	1,689	356	21.1
Deposits	965	614	351	57.2
Borrowings	33	—	33	N/M
Total interest expense	998	614	384	62.5
Net interest income	1,047	1,075	(28)	(2.6)
Average yields and rates paid
Interest-earning assets	5.71%	5.06%	0.65%	12.9
Interest-bearing liabilities	2.90	2.03	0.87	42.9
Interest rate spread	2.81	3.03	(0.22)	(7.3)
Net interest margin	2.92	3.22	(0.30)	(9.3)
Average balances
Loans	$50,099	$35,232	$14,867	42.2
Investment securities	19,700	26,128	(6,428)	(24.6)
Earning assets	71,683	66,792	4,891	7.3
Interest-bearing deposits	67,511	60,539	6,972	11.5
Borrowings	1,317	—	1,317	N/M

Provision for Loan Losses. Provisions for loan losses were $30,000 in the six months ended September 30, 2006 compared to no provision in the six months ended September 30, 2005. The change in the provision was due to an increase in the size of the loan portfolio and our analysis of the inherent losses in the portfolio. We had no charge-offs in the six months ended September 30, 2006 and September 30, 2005. An analysis of the changes in the allowance for loan losses is presented under “Risk Management - Analysis and Determination of the Allowance for Loan Losses.”

Noninterest Income. Noninterest income was lower in the six months ended September 30, 2006 compared to the same period in the prior year primarily as a result of the change in the gain on sale of securities. In the six months ended September 30, 2005, we recognized a gain of $344,000 on the exchange of shares of our data processor for cash in connection with the acquisition of our data processor. In the six months ended September 30, 2006, we sold shares of Freddie Mac for a gain of $194,000.

Table 11: Noninterest Income Summary
Six months ended September 30, (Dollars in thousands)	2006	2005	$ Change	% Change
Gain (loss) on sale of securities	$194	$—	$194	N/M
Net gain on sale of non-marketable securities	—	344	(344)	(100.0)%
Service charges	41	47	(6)	(12.8)
Income from bank owned life insurance	5	10	(5)	(50.0)
Other	22	22	—	—
Total	$262	$423	$(161)	(38.1)

Noninterest Expenses. Noninterest expenses rose in the six months ended September 30, 2006 over the same period in the prior year due primarily to our expansion efforts. Salaries and benefits increased primarily as a result of hiring additional staff for our Cinnaminson branch. Occupancy expenses and office supplies, telephone and postage expenses rose over the prior year as a result of the expansion of our main office and the addition of the Cinnaminson branch.

Table 12: Noninterest Expense Summary
Six months ended September 30, (Dollars in thousands)	2006	2005	$ Change	% Change
Salaries and employee benefits	$758	$619	$139	22.5%
Advertising	20	21	(1)	(4.8)
Office supplies, telephone and postage	46	27	19	70.4
Net occupancy expense	145	98	47	48.0
Federal insurance premiums	4	4	—	—
Data processing expenses	66	42	24	57.1
MAC expenses	25	25	—	—
Bank charges and fees	26	26	—	—
Insurance and surety bond premiums	20	20	—	—
Dues and subscriptions	18	18	—	—
Audit service	18	18	—	—
On-line banking expenses	29	23	6	26.1
Other	82	69	13	18.8
Total	$1,257	$1,010	$247	24.5%

Income Tax Expense. Income tax expense for the six months ended September 30, 2006 was $3,000, reflecting an effective tax rate of 11.7%, compared to $125,000 for the six months ended September 30, 2005, reflecting an effective tax rate of 25.6%. The decrease in the effective tax rate was due primarily to lower applicable rates resulting from the lower level of income.

 Results of Operations for the Years Ended March 31, 2006 and 2005

Financial Highlights. Net income decreased $30,000 to $316,000 for the year ended March 31, 2006, from $346,000 for the year ended March 31, 2005. The decrease reflected lower net interest income and higher operating expenses, which were partially offset by an increase in other income. The decrease in net interest income resulted from margin compression, as changes in market interest rates drove up the cost of deposits. The increase in other income related to the sale of shares we owned in our data processor. The increase in other expenses related primarily to our expansion efforts and the additional employees hired for our new branch.

Table 13: Summary Income Statements
Year Ended March 31, (Dollars in thousands)	2006	2005	2006 v. 2005	% Change
Net interest income	$2,066	$2,319	$(253)	(10.9)%
Provision for loan losses	10	12	(2)	(16.7)
Other income	473	154	319	207.1
Other expenses	2,138	1,858	280	15.1
Net income	316	346	(30)	(8.7)

Return on average equity	4.03%	4.63%	(0.60)%	(13.0)
Return on average assets	0.44%	0.49%	(0.05)%	(10.2)

Net Interest Income. Net interest income decreased $253,000, or 10.9%, to $2.1 million for fiscal 2006 from $2.3 million for fiscal 2005. Net interest income declined $253,000 in 2006, reflecting lower average earning assets and lower net interest margins. The $1.8 million, or 2.6%, decrease in average earning assets reflected growth of the loan portfolio that was more than offset by a decrease in investment securities. The 30 basis point decrease in the net interest margin to 3.14% reflected the impact of changes in market interest rates.

Average loans in fiscal 2006 increased $1.3 million, or 3.6%, compared with fiscal 2005, driven by growth in commercial and home equity loans, offset by lower residential mortgage loans. Average investment securities in fiscal 2006 decreased $4.7 million, or 16.3%, compared to 2005. The reduction in the investment portfolio reflected maturities and prepayments, which were utilized to fund loan growth. The shift in the mix of interest-earning assets, combined with slightly higher market rates, increased the average yield on earning assets to 5.16% for fiscal 2006, compared with 5.04% for fiscal 2005.

Average interest-bearing deposits in fiscal 2006 decreased $596,000, or 0.1%, compared with fiscal 2005 due to lower demand deposit balances, which were partially offset by small increases in savings and money market deposits and time deposits. Average interest-bearing demand deposits decreased $1.3 million in fiscal 2006, while average savings and money market balances increased $160,000 and average time deposits increased $501,000 over the prior year. Increases in market interest rates, combined with the shift in the deposit mix, increased the average cost of deposits to 2.18%, compared with 1.77% for fiscal 2005.

Table 14: Analysis of Net Interest Income
Year Ended March 31, (Dollars in thousands)	2006	2005	2006 v. 2005	% Change
Components of net interest income
Loans	$2,138	$2,116	$22	1.0%
Investment securities	1,251	1,286	(35)	(2.7)
Total interest income	3,389	3,402	(13)	(0.4)
Deposits	1,322	1,082	240	22.2
Borrowings	1	1	—	—
Total interest expense	1,323	1,083	240	22.2
Net interest income	2,066	2,319	(253)	(10.9)
Average yields and rates paid
Interest-earning assets	5.16%	5.04%	0.12%	2.4
Interest-bearing liabilities	2.18	1.77	0.41	23.2
Interest rate spread	2.98	3.27	(0.29)	(8.9)
Net interest margin	3.14	3.44	(0.30)	(8.7)
Average balances
Loans	$36,723	$35,448	$1,275	3.6%
Investment securities	24,118	28,825	(4,707)	(16.3)
Earning assets	65,729	67,489	(1,760)	(2.6)
Interest-bearing deposits	60,619	61,215	(596)	(1.0)

Provision for Loan Losses. Based on our evaluation of loan loss factors, management made a provision of $10,000 for the year ended March 31, 2006, and a provision of $13,000 for the year ended March 31, 2005. We had no charge-offs for the year ended March 31, 2006 compared to charge-offs of $9,000 for the year ended March 31, 2005. We used the same methodology and generally similar assumptions in assessing the allowance for both periods. The change in the provision was based solely on management’s estimate of the losses inherent in our total loan portfolio and the increases in the loan portfolio.

The allowance for loan losses was $237,000, or 0.57% of total loans outstanding as of March 31, 2006, as compared with $227,000, or 0.65% as of March 31, 2005. An analysis of the changes in the allowance for loan losses is presented under “Risk Management - Analysis and Determination of the Allowance for Loan Losses.”

Noninterest Income. Noninterest income increased $319,000 to $473,000 in fiscal 2006. The increase was the result of a gain of $345,000 on the exchange of shares of our data processor for cash in connection with the acquisition of our data processor. Excluding this one-time event, noninterest income was $26,000 lower than the prior year on a loss on the sale of securities and a decline in income on bank-owned life insurance.

Table 15: Noninterest Income Summary
Year Ended March 31, (Dollars in thousands)	2006	2005	$ Change	% Change
Gain (loss) on sale of securities	$(19)	$—	$(19)	N/M
Net gain on sale of non-marketable securities	345	—	345	N/M
Service charges	96	97	(1)	(1.0)%
Income from bank owned life insurance	10	20	(10)	(50.0)
Other	41	37	4	10.8
Total	$473	$154	$319	207.1%

Noninterest Expenses. Noninterest expenses increased $280,000, or 15.1%, in fiscal 2006 over the prior year. The increase in salaries and employee benefits, which accounted for much of the increase, was due to the hiring of additional staff for the Cinnaminson branch. Advertising, office supplies and occupancy expenses also increased as a result of our expansion efforts.

Table 16: Noninterest Expense Summary
Year Ended March 31, (Dollars in thousands)	2006	2005	$ Change	% Change
Salaries and employee benefits	$1,305	$1,092	$213	19.5%
Advertising	47	42	5	11.9
Office supplies, telephone and postage	57	41	16	39.0
Net occupancy expense	202	192	10	5.2
Federal insurance premiums	8	9	(1)	(11.1)
Data processing expenses	99	87	12	13.8
MAC expenses	50	49	1	2.0
Bank charges and fees	55	63	(8)	(12.7)
Insurance and surety bond premiums	40	29	11	37.9
Dues and subscriptions	44	25	19	76.0
Audit service	36	32	4	12.5
On-line banking expenses	33	35	(2)	(5.7)
Other	162	162	—	—
Total	$2,138	$1,858	$280	15.1%

Income Tax Expense. The provision for income taxes was $75,000 for 2006, reflecting an effective tax rate of 19.1%, compared to $257,000 for 2005, reflecting an effective tax rate of 42.6%.  The lower effective tax rate in 2006 is a result of an adjustment of the applicable tax rate applied to deferred income tax assets and liabilities and accrued income taxes payable.

Average Balance Sheets and Related Yields and Rates

The following table presents information regarding average balances of assets and liabilities, the total dollar amounts of interest income and dividends from average interest-earning assets, the total dollar amounts of interest expense on average interest-bearing liabilities, and the resulting annualized average yields and costs. The yields and costs for the periods indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented. For purposes of this table, average balances have been calculated using month-end balances, and nonaccrual loans are included in average balances only. Management does not believe that use of month-end balances instead of daily average balances has caused any material differences in the information presented. Loan fees are included in interest income on loans and are insignificant. None of the income reflected in the following table is tax-exempt income.

Table 17: Average Balance Tables

		Six Months Ended September 30,
	At Sept. 30, 2006	2006			2005
(Dollars in thousands)	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost
Assets:
Interest-earning assets:
Loans	6.19%	$50,099	$1,548	6.18%	$35,232	$1,032	5.86%
Investment securities	4.70	19,700	450	4.57	26,128	592	4.53
Other interest-earning assets	6.67	1,884	47	4.99	5,432	65	2.39
Total interest-earning assets	5.83	71,683	2,045	5.71	66,792	1,689	5.06

Noninterest-earning assets		9,348			4,852
Total assets		$81,031			$71,644

Liabilities and equity:
Interest-bearing liabilities:
Interest-bearing demand deposits	0.55	$6,726	21	0.62	$8,338	17	0.41
Savings and money market accounts	2.45	27,414	304	2.22	21,857	129	1.18
Certificates of deposit	3.90	33,371	640	3.83	30,344	468	3.09
Total interest-bearing deposits		67,511	965	2.86	60,539	614	2.03

FHLB advances	5.29	1,317	33	5.01	—	—
Total interest-bearing liabilities	3.07	68,828	998	2.90	60,539	614	2.03

Noninterest-bearing demand deposits		2,993			1,741
Other noninterest-bearing liabilities		1,155			1,271
Total liabilities		72,976			63,551

Retained earnings		8,055			8,093
Total liabilities and retained earnings		$81,031			$71,644

Net interest income			$1,047			$1,075
Interest rate spread	2.76			2.81			3.03
Net interest margin				2.92			3.22
Average interest-earning assets to average interest-bearing liabilities		104.15%			110.33%

	Year Ended March 31,
	2006			2005
(Dollars in thousands)	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost
Assets:
Interest-earning assets:
Loans	$36,723	$2,138	5.82%	$35,448	$2,116	5.97%
Investment securities	24,118	1,111	4.61	28,825	1,244	4.32
Other interest-earning assets	4,888	140	2.86	3,216	42	1.31
Total interest-earning assets	65,729	3,389	5.16	67,489	3,402	5.04

Noninterest-earning assets	6,150			3,913
Total assets	$71,879			$71,402

Liabilities and equity:
Interest-bearing liabilities:
Interest-bearing demand deposits	$7,956	40	0.50	$9,213	39	0.42
Savings and money market accounts	22,103	288	1.30	21,943	197	0.90
Certificates of deposit	30,560	995	3.26	30,059	846	2.81
Total interest-bearing deposits	60,619	1,323	2.18	61,215	1,082	1.77

FHLB advances	—	—		42	1	2.38
Total interest-bearing liabilities	60,619	1,323		61,257	1,083	1.77

Noninterest-bearing demand deposits	1,910			1,262
Other noninterest-bearing liabilities	1,239			1,220
Total liabilities	63,768			63,739

Retained earnings	8,111			7,663
Total liabilities and retained earnings	$71,879			$71,402

Net interest income		$2,066			$2,319
Interest rate spread			2.98			3.27
Net interest margin			3.14			3.44
Average interest-earning assets to average interest-bearing liabilities	108.43%			110.17%

Rate/Volume Analysis. The following tables set forth the effects of changing rates and volumes on our net interest income. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). Changes due to both volume and rate have been allocated proportionally to the volume and rate changes. The net column represents the sum of the prior columns.

Table 18: Net Interest Income - Changes Due to Rate and Volume

Six Months Ended September 30, 2006 Compared to Six Months Ended September 30, 2005
(Dollars in thousands)	Volume	Rate	Net
Interest income:
Loans receivable	$436	$80	$516
Investment securities	(146)	4	(142)
Other interest-earning assets	(42)	24	(18)
Total	248	108	356
Interest expense:
Deposits	70	280	350
FHLB advances	—	33	33
Total	70	313	383
Increase (decrease) in net interest income	$178	$(205)	$(27)

2006 Compared to 2005
(Dollars in thousands)	Volume	Rate	Net
Interest income:
Loans receivable	$49	$(27)	$22
Investment securities	(203)	70	(133)
Other interest-earning assets	22	76	98
Total	(132)	119	(13)
Interest expense:
Deposits	(11)	251	240
FHLB advances	—	—	—
Total	(11)	(251)	240
Increase (decrease) in net interest income	$(121)	$(132)	$(253)

Risk Management

Overview. Managing risk is an essential part of successfully managing a financial institution. Our most prominent risk exposures are credit risk, interest rate risk and market risk. Credit risk is the risk of not collecting the interest and/or the principal balance of a loan or investment when it is due. Interest rate risk is the potential reduction of interest income as a result of changes in interest rates. Market risk arises from fluctuations in interest rates that may result in changes in the values of financial instruments, such as available-for-sale securities that are accounted for on a mark-to-market basis. Other risks that we face are operational risks, liquidity risks and reputation risk. Operational risks include risks related to fraud, regulatory compliance, processing errors, technology and disaster recovery. Liquidity risk is the possible inability to fund obligations to depositors, lenders or borrowers. Reputation risk is the risk that negative publicity or press, whether true or not, could cause a decline in our customer base or revenue.

Credit Risk Management. Our strategy for credit risk management focuses on having well-defined credit policies and uniform underwriting criteria and providing prompt attention to potential problem loans.

When a borrower fails to make a required loan payment, we take a number of steps to have the borrower cure the delinquency and restore the loan to current status, including contacting the borrower by letter and phone at regular intervals. When the borrower is in default, we may commence collection proceedings. If a foreclosure action is instituted and the loan is not brought current, paid in full, or refinanced before the foreclosure sale, the real property securing the loan generally is sold at foreclosure. Generally, when a consumer loan becomes 60 days past due, we institute collection proceedings and attempt to repossess any personal property that secures the loan. Management informs the board of directors monthly of the amount of loans delinquent more than 30 days, all loans in foreclosure and repossessed property that we own.

Analysis of Nonperforming and Classified Assets. We consider repossessed assets and loans that are 90 days or more past due to be nonperforming assets. Loans are generally placed on nonaccrual status when they become 90 days delinquent at which time the accrual of interest ceases and the allowance for any uncollectible accrued interest is established and charged against operations. Typically, payments received on a nonaccrual loan are applied to the outstanding principal and interest as determined at the time of collection of the loan.

Real estate that we acquire as a result of foreclosure or by deed-in-lieu of foreclosure is classified as real estate owned until it is sold. When property is acquired it is recorded at the lower of its cost, which is the unpaid balance of the loan plus foreclosure costs, or fair market value at the date of foreclosure. Holding costs and declines in fair value after acquisition of the property result in charges against income.

Table 19: Nonperforming Assets

	Sept. 30,	March 31,
(Dollars in thousands)	2006	2006	2005
Nonaccrual loans:
Residential real estate	$—	$—	$—
Commercial and multi-family real estate	—	—	—
Construction	—	—	—
Commercial	—	—	—
Consumer	—	—	—
Total	—	—	—

Accruing loans past due 90 days or more:
Residential real estate	92	439	76
Commercial and multi-family real estate	—	—	—
Construction	—	—	—
Commercial	—	—	—
Consumer	—	—	—
Total	92	439	76
Total of nonaccrual and 90 days or more past due loans	92	439	76

Real estate owned	—	—	—
Other nonperforming assets	—	—	—
Total nonperforming assets	92	439	76
Troubled debt restructurings	—	—	—
Troubled debt restructurings and total nonperforming assets	$92	$439	$76

Total nonperforming loans to total loans	0.16%	1.05%	0.22
Total nonperforming loans to total assets	0.11	0.58	0.11
Total nonperforming assets and troubled debt restructurings to total assets	0.11	0.58	0.11

Interest income that would have been recorded for the year ended March 31, 2006, had nonaccruing loans been current according to their original terms amounted to $0. No interest related to nonaccrual loans was included in interest income for the year ended March 31, 2006.

Federal regulations require us to review and classify our assets on a regular basis. In addition, the Office of Thrift Supervision has the authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. “Substandard assets” must have one or more defined weaknesses and are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. “Doubtful assets” have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified “loss” is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. The regulations also provide for a “special mention” category, described as assets which do not currently expose us to a sufficient degree of risk to warrant classification but do possess credit deficiencies or potential weaknesses deserving our close attention. When we classify an asset as substandard or doubtful we establish a specific allowance for loan losses. If we classify an asset as loss, we charge off an amount equal to 100% of the portion of the asset classified loss.

Table 20: Classified Assets

	Sept. 30,	March 31,
(Dollars in thousands)	2006	2006	2005
Special mention assets	$780	$656	$85
Substandard assets	118	395	83
Doubtful assets	—	—	—
Loss assets	—	—	—
Total classified assets	$898	$1,051	$168

Other than disclosed in the above tables, there are no other loans that management has serious doubts about the ability of the borrowers to comply with the present loan repayment terms.

Analysis and Determination of the Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a quarterly basis. When additional allowances are necessary, a provision for loan losses is charged to earnings.

Our methodology for assessing the appropriateness of the allowance for loan losses consists of: (1) a specific valuation allowance on identified problem loans; (2) a general valuation allowance on the remainder of the loan portfolio and (3) an unallocated component. Although we determine the amount of each element of the allowance separately, the entire allowance for loan losses is available to absorb losses in the loan portfolio.

For loans that are classified as impaired, we establish an allowance when the discounted cash flows (or collateral value or observable market price) of the loan is lower than it carrying value. We also establish a specific allowance for classified loans that do not have an individual allowance. The evaluation is based on our asset review and classified loan list. Each loan category is assigned a percentage. Loans classified as “loss” are assigned a percentage of 100%, loans classified as “doubtful” are assigned a percentage of 50%, loans classified as “substandard” are assigned a percentage of 15% and loans classified as “special mention” are assigned a percentage of 1%.

We establish a general allowance for loans that are not classified to recognize the inherent losses associated with lending activities. This general valuation allowance is determined by segregating the loans by loan category and assigning allowance percentages to each category. The allowance percentages have been derived using percentages commonly applied under the regulatory framework for Delanco Federal Savings Bank and other similarly-sized institutions. The percentages may be adjusted for significant factors that, in management’s judgment, affect the collectibility of the portfolio as of the evaluation date. These significant factors may include changes in lending policies and procedures, changes in existing general economic and business conditions affecting our primary lending areas, credit quality trends, collateral value, loan volumes and concentrations, seasoning of the loan portfolio, recent loss experience in particular segments of the portfolio, duration of the current business cycle and bank regulatory examination results. The applied loss factors are reevaluated periodically to ensure their relevance in the current economic environment. An unallocated component is maintained to cover uncertainties that could affect our estimate of probable losses.

We identify loans that may need to be charged off as a loss by reviewing all delinquent loans, classified loans and other loans that management may have concerns about collectibility. For individually reviewed loans, the borrower’s inability to make payments under the terms of the loan or a shortfall in collateral value would result in our charging off the loan or the portion of the loan that was impaired.

The Office of Thrift Supervision, as an integral part of its examination process, periodically reviews our allowance for loan losses. The Office of Thrift Supervision may require us to make additional provisions for loan losses based on judgments different from ours.
At September 30, 2006, our allowance for loan losses represented 0.47% of total gross loans. No portion of the allowance was allocated to loans for which impairment has been recognized at September 30, 2006 because there were no loans classified as impaired as of that date. The allowance for loan losses increased by 12.6% from March 31, 2006 to September 30, 2006, following the provision for loan losses of $30,000. The decision to increase the allowance reflected the increase in the loan portfolio by 35.6% and the shift in the mix of the loan portfolio to a larger percentage of commercial and multi-family real estate and commercial business loans. The growth of the portfolio contributed to an increase in the allowance for loan losses because the general valuation allowance is determined by multiplying each category of loans by an assigned allowance percentage. Accordingly, the general allowance increases as the portfolio increases. The shift in the mix of loans contributed to an increase in the allowance because commercial and multi-family real estate and commercial business loans are assigned a larger allowance percentage. The changes in the portfolio offset the impact of reductions in classified assets and loans 90 days or more past due from March 31, 2006 to September 30, 2006. Other factors affecting the allowance calculation, such as charge-offs, national and local economic trends and conditions, industry conditions, changes in credit concentrations, quality of lending management and staff and lending standards remained reasonably stable during this period.

At March 31, 2006, our allowance for loan losses represented 0.57% of total gross loans. The allowance for loan losses increased 4.4% from March 31, 2005 to March 31, 2006, following the provision for loan losses of $10,000. The decision to increase the allowance reflected the increase in the loan portfolio by 19.2%, offset by a decline in nonperforming assets and other delinquencies. All other factors affecting the allowance calculation remained stable in 2006.

The following table sets forth the breakdown of the allowance for loan losses by loan category at the dates indicated.

Table 21: Allocation of Allowance of Loan Losses

	September 30,		March 31,
	2006		2006		2005
(Dollars in thousands)	Amount	% of Loans in Category to Total Loans	Amount	% of Loans in Category to Total Loans	Amount	% of Loans in Category to Total Loans
Residential real estate	$45	41.0%	$ 75	41.0%	$ 20	55.4%
Commercial and multi-famil real estate	29	14.9	20	13.5	12	9.6
Construction	1	2.3	–	0.5	–	0.7
Commercial	14	6.9	15	10.0	4	3.1
Consumer	54	34.9	46	35.0	40	31.2
Unallocated	124	–	81	–	151	–
Total allowance for loan losses	$267	100.0%	$237	100.0%	$227	100.0%

Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance for loan losses may be necessary and our results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Furthermore, while we believe we have established our allowance for loan losses in conformity with generally accepted accounting principles, there can be no assurance that regulators, in reviewing our loan portfolio, will not require us to increase our allowance for loan losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses may adversely affect our financial condition and results of operations.

Table 22: Analysis of Loan Loss Experience

	Six Months Ended September 30,		Year Ended March 31,
(Dollars in thousands	2006	2005	2006	2005
Allowance at beginning of period	$237	$227	$227	$223

Provision for loan losses	30	—	10	13
Charge offs:
Residential real estate loans	—	—	—	6
Commercial and multi-family real estate loans	—	—	—	—
Construction loans	—	—	—	—
Commercial loans	—	—	—	—
Consumer loans	—	—	—	3
Total charge-offs	—	—	—	9

Recoveries	—	—	—	—
Net charge-offs	—	—	—	9

Allowance at end of period	$267	$227	$237	$227

Allowance to nonperforming loans	290.22%	129.71%	53.98%	298.68%
Allowance to total loans outstanding at the end of the period	0.47	0.64	0.57	0.65
Net charge-offs (recoveries) to average loans outstanding during the period	—	—	—	0.02

Interest Rate Risk Management. Our earnings and the market value of our assets and liabilities are subject to fluctuations caused by changes in the level of interest rates. We manage the interest rate sensitivity of our interest-bearing liabilities and interest-earning assets in an effort to minimize the adverse effects of changes in the interest rate environment. Deposit accounts typically react more quickly to changes in market interest rates than mortgage loans because of the shorter maturities of deposits. As a result, sharp increases in interest rates may adversely affect our earnings while decreases in interest rates may beneficially affect our earnings. To reduce the potential volatility of our earnings, we have sought to improve the match between asset and liability maturities and rates, while maintaining an acceptable interest rate spread. Our strategy for managing interest rate risk emphasizes: originating balloon loans or loans with adjustable interest rates; selling the 30-year, fixed-rate loans that we originate; and promoting core deposit products and short-term time deposits.

We have an Asset/Liability Management Committee to coordinate all aspects involving asset/liability management. The committee establishes and monitors the volume, maturities, pricing and mix of assets and funding sources with the objective of managing assets and funding sources to provide results that are consistent with liquidity, growth, risk limits and profitability goals.

We use an interest rate sensitivity analysis prepared by the Office of Thrift Supervision to review our level of interest rate risk. This analysis measures interest rate risk by computing changes in net portfolio value of our cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. Net portfolio value represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market risk sensitive instruments in the event of a sudden and sustained 100 to 300 basis point increase or 100 to 200 basis point decrease in market interest rates with no effect given to any steps that we might take to counter the effect of that interest rate movement. We measure interest rate risk by modeling the changes in net portfolio value over a variety of interest rate scenarios. The following table, which is based on information that we provide to the Office of Thrift Supervision, presents the change in our net portfolio value at September 30, 2006 that would occur in the event of an immediate change in interest rates based on Office of Thrift Supervision assumptions, with no effect given to any steps that we might take to counteract that change.

Table 23: NPV Analysis

	Net Portfolio Value (Dollars in thousands)			Net Portfolio Value as % of Portfolio Value of Assets
Basis Point (“bp”) Change in Rates	$ Amount	$ Change	% Change	NPV Ratio	Change

300	$8,255	$(2,525)	(23)%	9.65%	(245)bp
200	9,175	(1,605)	(15)	10.57	(153)bp
100	10,004	(776)	(7)	11.37	(73)bp
0	10,780			12.09
(100)	11,487	707	7	12.73	64bp
(200)	12,027	1,247	12	13.20	110bp

The Office of Thrift Supervision uses certain assumptions in assessing the interest rate risk of savings associations. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under differing interest rate scenarios, among others. As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate mortgage loans, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the table.

Liquidity Management. Liquidity is the ability to meet current and future financial obligations of a short-term nature. Our primary sources of funds consist of deposit inflows, loan repayments, maturities of and payments on investment securities and borrowings from the Federal Home Loan Bank of New York. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

We regularly adjust our investments in liquid assets based upon our assessment of (1) expected loan demand, (2) expected deposit flows, (3) yields available on interest-earning deposits and securities and (4) the objectives of our asset/liability management policy.

Our most liquid assets are cash and cash equivalents. The levels of these assets depend on our operating, financing, lending and investing activities during any given period. At September 30, 2006, cash and cash equivalents totaled $1.9 million. In addition, at September 30, 2006, we had arrangements to borrow up to $5.0 million from the Federal Home Loan Bank of New York. On September 30, 2006, we had $1.0 million of advances outstanding.

At September 30, 2006, substantially all of our investment securities were classified as held to maturity. We have classified our investments in this manner, rather than as available for sale, because they were purchased primarily to provide a source of income and not to provide liquidity. We anticipate that a portion of future investments will be classified as available for sale in order to give us greater flexibility in the management of our investment portfolio.

A significant use of our liquidity is the funding of loan originations. At September 30, 2006, we had $3.2 million in loan commitments outstanding.  In addition, we had $3.7 million in unused lines of credit. Historically, many of the lines of credit expire without being fully drawn; therefore, the total commitment amounts do not necessarily represent future cash requirements. Another significant use of our liquidity is the funding of deposit withdrawals. Certificates of deposit due within one year of September 30, 2006 totaled $22.3 million, or 61.3% of certificates of deposit. The large percentage of certificates of deposit that mature within one year reflects customers’ hesitancy to invest their funds for long periods in the recent low interest rate environment. If these maturing deposits do not remain with us, we will be required to seek other sources of funds, including other certificates of deposit and borrowings. Depending on market conditions, we may be required to pay higher rates on such deposits or other borrowings than we currently pay on the certificates of deposit due on or before September 30, 2007. We believe, however, based on past experience, that a significant portion of our certificates of deposit will remain with us. We have the ability to attract and retain deposits by adjusting the interest rates offered.

Our primary investing activities are the origination and purchase of loans and the purchase of securities. Our primary financing activities consist of activity in deposit accounts and Federal Home Loan Bank advances. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by us and our local competitors and other factors. We generally manage the pricing of our deposits to be competitive. Occasionally, we offer promotional rates on certain deposit products to attract deposits.

Capital Management. We are subject to various regulatory capital requirements administered by the Office of Thrift Supervision, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At September 30, 2006, we exceeded all of our regulatory capital requirements. We are considered “well capitalized” under regulatory guidelines. See “Regulation and Supervision—Regulation of Federal Savings Associations—Capital Requirements,” “Regulatory Capital Compliance” and note 10 of the notes to the financial statements.

This offering is expected to increase our equity by $5.3 million to $7.5 million. See “Capitalization.” The capital from the offering will significantly increase our liquidity and capital resources. Over time, the initial level of liquidity will be reduced as net proceeds from the stock offering are used for general corporate purposes, including the funding of lending activities. Our financial condition and results of operations will be enhanced by the capital from the offering, resulting in increased net interest-earning assets and net income. However, the large increase in equity resulting from the capital raised in the offering will, initially, have an adverse impact on our return on equity. Following the offering, we may use capital management tools such as cash dividends and common share repurchases. However, under Office of Thrift Supervision regulations, we will not be allowed to repurchase any shares during the first year following the offering, except: (1) in extraordinary circumstances, we may make open market repurchases of up to 5% of our outstanding stock if we receive the prior non-objection of the OTS of such repurchases; (2) repurchases of qualifying shares of a director or if we conduct an OTS-approved offer to repurchase made to all stockholders; (3) if we repurchase to fund a restricted stock award plan that has been approved by stockholders; or (4) if we repurchase stock to fund a tax-qualified employee stock benefit plan. All repurchases are prohibited, however, if the repurchase would reduce Delanco Federal Savings Bank’s regulatory capital below regulatory required levels.

Off-Balance Sheet Arrangements. In the normal course of operations, we engage in a variety of financial transactions that, in accordance with generally accepted accounting principles, are not recorded in our financial statements. These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions are used primarily to manage customers’ requests for funding and take the form of loan commitments and lines of credit. For information about our loan commitments and unused lines of credit, see note 14 of the notes to the financial statements.

For the six months ended September 30, 2006 and the year ended March 31, 2006, we did not engage in any off-balance sheet transactions reasonably likely to have a material effect on our financial condition, results of operations or cash flows.

Impact of Recent Accounting Pronouncements

For a discussion of the impact of recent accounting pronouncements, see note 3 of the notes to the financial statements included in this prospectus.

Effect of Inflation and Changing Prices

The financial statements and related financial data presented in this prospectus have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution’s performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Our Management

Board of Directors

The boards of directors of Delanco MHC, Delanco Bancorp and Delanco Federal Savings Bank are each composed of nine persons who are elected for terms of three years, approximately one-third of whom are elected annually. The same individuals comprise the boards of directors of Delanco MHC, Delanco Bancorp and Delanco Federal Savings Bank. All of our directors are independent under the current listing standards of the Nasdaq Stock Market, except for Mr. Seiber, whom we employed as President and Chief Executive Officer until June 2004, and Mr. Notigan, whom we currently employ as President and Chief Executive Officer. Information regarding the directors is provided below. Unless otherwise stated, each person has held his or her current occupation for the last five years. Ages presented are as of September 30, 2006.

The following directors have terms ending in 2007:

 William C. Jenkins has been the sole owner of a technical writing firm, the White Stone Group, since 1990. Age 59. Director of Delanco Federal Savings Bank since 1995 and director of Delanco MHC and Delanco Bancorp since their formation.

John A. Latimer has served as the President of three insurance brokers, including The Barclay Group, J.S. Braddock Agency and Conrad Insurance Agency since 1991, 2000 and 2006, respectively. Mr. Latimer also serves as a director of Proformance Insurance Company, a subsidiary of National Atlantic Holdings Corporation (Nasdaq: NAHC). Age 43. Director since 2006.

James W. Verner has served as a Section Supervisor with the New Jersey State Department of Education since 1979. Age 55. Director of Delanco Federal Savings Bank since 1978 and director of Delanco MHC and Delanco Bancorp since their formation.

Renee C. Vidal is a partner in the law firm of Cureton Caplan, PC in Mt. Laurel, New Jersey. Ms. Vidal has been employed by Cureton Caplan since 1994.  Age 38. Director since 2006.

The following directors have terms ending in 2008:

Robert H. Jenkins, Jr. has been an insurance consultant with The Barclay Group since 2005. From 2001 until 2005, Mr. Jenkins served as an assistant sales manager with The Barclay Group. Mr. Jenkins has over 40 years experience in the insurance industry. Age 68. Director of Delanco Federal Savings Bank since 1977 and director of Delanco MHC and Delanco Bancorp since their formation.

John W. Seiber has served as Chairman of the Board of Delanco MHC, Delanco Bancorp and Delanco Federal Savings Bank since 2004. From 1992 until 2004, Mr. Seiber served as President and Chief Executive Officer of Delanco Federal Savings Bank. Mr. Seiber also served as President and Chief Executive Officer of Delanco MHC and Delanco Bancorp from 2002 until 2004. Age 67. Director of Delanco Federal Savings Bank since 1999 and director of Delanco MHC and Delanco Bancorp since their formation.

The following directors have terms ending in 2009:

Thomas J. Coleman, III has been a managing partner of the law firm of Raymond & Coleman, LLP since 2001. Age 43. Director since 2005.

Donald R. Neff is a retired businessman. Age 71. Director of Delanco Federal Savings Bank since 1980 and director of Delanco MHC and Delanco Bancorp since their formation.

Robert M. Notigan has been the President and Chief Executive Officer of Delanco MHC, Delanco Bancorp and Delanco Federal Savings Bank since September 2005. Mr. Notigan was a retired banker prior to September 2005. Prior to his retirement, Mr. Notigan was an officer of Trenton Savings Bank from 1996 until 1999. Mr. Notigan began his banking career in 1961 and has served in a variety of positions with several institutions, all in southern New Jersey. Age 63. Director since 2004.

Executive Officers and Key Employees

The executive officers of Delanco MHC and Delanco Bancorp are elected annually by the board of directors and serve at the board’s discretion. The executive officers of Delanco MHC and Delanco Bancorp are:

Name	Position
Robert M. Notigan	President and Chief Executive Officer
Douglas R. Allen, Jr.	Senior Vice-President and Treasurer

The officers of Delanco Federal Savings Bank are elected annually by the board of directors and serve at the board’s discretion. The executive officers and key employees of Delanco Federal Savings Bank are:

Name	Position
Robert M. Notigan	President and Chief Executive Officer
Douglas R. Allen, Jr.	Senior Vice President, Treasurer and Chief Financial Officer
Ronald E. Casperite	Vice President - Retail Lending and Secretary
Robert A. Miller	Vice President - Deposit Operations
Nicholas Consolo	Vice President - Commercial Lending
Thomas D. Schlett	Vice President - Business Development, Branch Manager

Below is information regarding our officers who are not also directors. Each officer has held his or her current position for at least the last five years, unless otherwise stated. Ages presented are as of September 30, 2006.

Douglas R. Allen, Jr. has been Senior Vice President, Treasurer and Chief Financial Officer of Delanco Federal Savings Bank since 1990. Mr. Allen has served as Senior Vice President and Treasurer for Delanco MHC and Delanco Bancorp since their formation. Mr. Allen joined Delanco Federal Savings Bank in 1976. Age 58.

Ronald E. Casperite has been Vice President - Retail Lending of Delanco Federal Savings Bank since 1990. Mr. Casperite has served as Secretary of Delanco Federal Savings Bank, Delanco MHC and Delanco Bancorp since 2002. Mr. Casperite joined Delanco Federal Savings Bank in 1988. Age 41.

Robert A. Miller has been Vice President - Deposit Operations of Delanco Federal Savings Bank since 1999. Prior to joining Delanco Federal Savings Bank, Mr. Miller held a variety of positions at Mt. Holly State Bank and Interboro Savings Bank. Age 54.

Nicholas Consolo has been Vice President - Commercial Lending of Delanco Federal Savings Bank since December 2004. Prior to joining Delanco Federal Savings Bank, Mr. Consolo served as a Vice-President with PNC Bank. Age 38.

Thomas D. Schlett has been Vice President - Business Development, Branch Manager of Delanco Federal Savings Bank since February 2006. Prior to joining Delanco Federal Savings Bank, Mr. Schlett served as Vice President, Senior Financial Specialist with Wachovia Bank and Wachovia Securities. Mr. Schlett was employed by Wachovia Bank from 1978 until February 2006. Age 54.

Management Succession Plan

Mr. Notigan has informed the board of directors that he intends to step down as President and Chief Executive Officer effective October 1, 2007. Mr. Notigan intends to continue to serve Delanco Federal Savings Bank as Vice-Chairman and assist on a part-time capacity in the commercial loan department. The board of directors has selected Mr. Allen to serve as President and Chief Executive Officer following Mr. Notigan’s retirement from those positions. The board of directors anticipates that it will hire someone from outside Delanco Federal Savings Bank to fill the position of Chief Financial Officer in connection with Mr. Allen’s promotion.

Meetings and Committees of the Board of Directors

We conduct business through meetings of our board of directors and its committees. During the year ended March 31, 2006, the board of directors of Delanco Bancorp met one time and the board of directors of Delanco Federal Savings Bank met 13 times. Delanco Bancorp will establish an Audit Committee prior to the closing of the offering.

The Audit Committee will consist of James W. Verner (Chairperson), Donald R. Neff and John W. Latimer. The Audit Committee will be responsible for providing oversight relating to our financial statements and financial reporting process, systems of internal accounting and financial controls, internal audit function, annual independent audit and the compliance and ethics programs established by management and the board. Each member of the Audit Committee is independent in accordance with the listing standards of the Nasdaq Stock Market.

The Audit Committee will operate under a written charter, which will govern its composition, responsibilities and operations.

Directors’ Compensation

Cash Retainer and Meeting Fees For Non-Employee Directors. The following table sets forth the applicable retainers and fees that are paid to non-employee directors for their service on the boards of directors of Delanco Bancorp and Delanco Federal Savings Bank. Directors do not receive any fees for their service on the board of directors of Delanco Bancorp or Delanco MHC. Each director receives two paid absences on an annual basis.

Board of Directors of Delanco Federal Savings Bank:
Annual Retainer for Chairman of the Board	$3,000
Fee per Board Meeting	625
Fee per Committee Meeting:
Executive Committee	250
All Others Committees	175

The following table sets forth the total cash paid to our non-employee directors for their service on our Board of Directors during the year ended March 31, 2006. No director received equity compensation during 2006.  Delanco Federal Savings Bank provides health insurance to Mr. Seiber.

Director	Cash Compensation
Thomas J. Coleman, III	$4,800
Robert H. Jenkins, Jr.	12,875
William C. Jenkins	9,075
John A. Latimer	—
Donald R. Neff	15,175
John W. Seiber	22,125
James W. Verner	9,425
Renee C. Vidal	—

Director Retirement Plan. Delanco Federal Savings Bank has adopted a director retirement plan for the benefit of members of the board of directors. All directors serving on or after the plan’s effective date of January 1, 2002, are automatically eligible to participate in the plan; no benefits are payable from the plan, however, until after January 1, 2007. Under the Plan, directors receive a monthly retirement benefit equal to 4% of the board fees (including any annual retainer) payable as of their retirement date, multiplied by their completed years of service, up to a maximum of 80% of the final fee amount. Directors must complete at least ten years of service as an employee and/or director in order to receive a retirement benefit under the plan. Director retirement benefits are payable in equal monthly installments during the director’s lifetime, unless the director elects to receive an actuarially equivalent benefit in the form of an annuity. No benefits are payable under the plan upon a participating director’s death, unless the participant selected the annuity form of payment, in which case the director’s designated beneficiary would receive continued payments in accordance with the director’s election.

 Non-Qualified Retirement Program Agreement with John W. Seiber.  Delanco Federal Savings Bank has entered into a Non-Qualified Retirement Program Selective Incentive Plan agreement with John W. Seiber, former President and Chief Executive Officer and current Chairman of the Board of Directors, which provides him with certain retirement benefits. Delanco Federal Savings Bank agreed to provide Mr. Seiber with 120 monthly payments of $1,417 over the 10 year period following his retirement in 2004. In the event of Mr. Seiber’s death, Delanco Federal Savings Bank will make any remaining payments to his beneficiary. Under the agreement, we may suspend payment of the retirement benefits if Mr. Seiber becomes an officer, director, owner or employee of a business that competes with us or any of our affiliates within a 30 mile radius of our principal office. Upon a change in control, we are required to obtain from our successor a commitment to assume the terms of the agreement with Mr. Seiber.

Executive Compensation

Summary Compensation Table. The following information is provided for our President and Chief Executive Officer and other executive officers who received salary and bonus totaling $100,000 or more for the fiscal year ended March 31, 2006. Compensation information for fiscal 2005 and 2004 has been omitted as Delanco Bancorp was neither a public company nor a subsidiary of a public company at that time.

		Annual Compensation (1)
Name and Position	Year	Salary	Bonus	All Other Compensation

Robert M. Notigan (2) President and Chief Executive Officer	2006	$51,115	—	$9,425(4)

Marion E. Wood (3) Former President and Chief Executive Officer	2006	$47,904	—	$36,104(5)

(1)	Does not include the aggregate amount of perquisites or other personal benefits, which did not exceed the lesser of $50,000 or 10% of the total annual salary and bonus reported.
(2)
Represents compensation paid to Mr. Notigan from the time of his appointment as the President and Chief Executive Officer of Delanco Bancorp and Delanco Federal Savings Bank in September 2005 until March 31, 2006.

(3)
Mr. Wood served as the President and Chief Executive Officer of Delanco Bancorp and Delanco Federal Savings Bank from April 2004 until September 2005. The amounts for Mr. Wood represent compensation paid to Mr. Wood from April 1, 2005 until his resignation in September 2005.

(4)	Consists of director fees.
(5)	Consists of director fees of $4,200 and $31,904 in severance compensation.

Current Employment Agreements. Delanco Federal Savings Bank currently has no employment agreements with any of its employees.

Proposed Employment Agreements.  Upon completion of the offering, Delanco Federal Savings Bank and Delanco Bancorp will each enter into employment agreements with Robert M. Notigan and Douglas R. Allen, Jr. (referred to below as the “executives” or “executive”). Our continued success depends to a significant degree on their skills and competence, and the employment agreements are intended to ensure that we maintain a stable management base following the stock offering. Under the agreements, which have essentially identical provisions, Delanco Bancorp will make any payments not made by Delanco Federal Savings Bank under its agreement with the executives, but the executives will not receive any duplicative payments.

The employment agreements each will provide for three-year terms, subject to annual renewal by the board of directors for an additional year beyond the then-current expiration date. The initial base salaries under the employment agreements will be $110,000 for Mr. Notigan and $88,825 for Mr. Allen. Delanco Federal Savings Bank and Delanco Bancorp anticipate that Mr. Notigan will serve as President and Chief Executive Officer until October 1, 2007; after that time, he will continue to serve as Vice Chairman. Similarly, Delanco Federal Savings Bank and Delanco Bancorp expect that Mr. Allen will serve as Senior Vice President, Treasurer and Chief Financial Officer of Delanco Federal Savings Bank and Senior Vice President and Treasurer of Delanco Bancorp until October 1, 2007; after that time, he will serve as President and Chief Executive Officer of Delanco Federal Savings Bank and Delanco Bancorp. Under the employment agreement, the board may adjust each executive’s base salary at the appropriate time to reflect the changes in positions and responsibilities described above. The agreements also will provide for the executives’ participation in employee benefit plans and programs maintained for the benefit of senior management personnel, including discretionary bonuses, participation in stock-based benefit plans, and certain fringe benefits as described in the agreements.

Upon termination of employment for cause, as defined in the agreement, the executives will receive no further compensation or benefits under the agreement. If we terminate the executive for reasons other than cause, or if the executive resigns after the occurrence of specified circumstances that constitute constructive termination, the executive or, upon his death, his beneficiary, will receive an amount equal to his base salary for the remaining term of the agreement. We will also continue to pay the costs of the executives’ life, health and dental coverage for the remaining term of the agreement.

Under the employment agreements, if the executive is involuntarily terminated, or terminates voluntarily under certain circumstances specified in the agreement, within one year of a change in control, he will receive a severance payment equal to three times his average taxable compensation (as reported on Form W-2) for the five preceding years, or his period of employment, if less than five years (annualized for partial years of employment). We will also continue to pay the executives’ life, health and dental insurance premiums for 36 months following termination in connection with a change in control. If the executives had been terminated in connection with a change of control on September 30, 2006, Mr. Notigan would have been entitled to a severance payment of $295,000 and Mr. Allen would have been entitled to a severance payment of $244,000 under the terms of the proposed employment contracts.

The agreements will provide for the reduction of change in control payments to the executives to the extent necessary to ensure that they will not receive “excess parachute payments” under Section 280G of the Internal Revenue Code, and therefore will not be subject to the 20% excise tax imposed on such payments under Section 4999 of the Internal Revenue Code.

We will agree to pay the executives for reasonable costs and attorneys’ fees associated with the successful legal enforcement of our obligations under the employment agreements. The employment agreements also will provide for the indemnification of the executives to the fully extent legally permissible. Upon termination of employment other than involuntary termination in connection with a change in control, each executive will be required to adhere to a one-year non-competition provision.

Employee Severance Compensation Plan. In connection with the offering, we expect to adopt the Delanco Federal Savings Bank Employee Severance Compensation Plan. The plan will provide severance benefits to eligible employees who terminate employment in connection with a change in control of Delanco Federal Savings Bank or Delanco Bancorp. Employees will be eligible for severance benefits under the plan if they complete a minimum of one year of service and do not enter into an employment or change in control agreement with Delanco Federal Savings Bank or Delanco Bancorp. Under the severance plan, if, within 12 months after a change in control, an employee is involuntarily terminated, or terminates voluntarily under specified circumstances, the terminated employee will receive a severance payment equal to two weeks of compensation for each year of service, up to a maximum of six months of base compensation; however, employees who hold the title of Vice President or above will receive a severance benefit equal to twelve months of base compensation. Based solely on compensation levels and years of service at September 30, 2006, and assuming that a change in control occurred on September 30, 2006 and all eligible employees became entitled to severance payments, the aggregate payments due under the severance plan would equal approximately $205,000.

Benefit Plans

Cash/Deferred Profit Sharing Plan. Delanco Federal Savings Bank currently maintains the Delanco Federal Savings Bank Cash/Deferred Profit Sharing Plan, a tax-qualified defined contribution plan, for substantially all employees of Delanco Federal Savings Bank who have attained age 21 and completed one year of service. Eligible employees may contribute up to 25% of their compensation to the plan on a pre-tax basis, subject to the limitations imposed by the Internal Revenue Code. For 2006, the limit is $15,000; provided, however, that participants over age 50 may contribute an additional $5,000 per year as “catch-up” contributions. Under the plan, Delanco Federal Savings Bank may make additional profit sharing contributions on an annual basis up to 10% of the annual compensation of each employee. Participants are fully vested in their salary deferrals at all times. Participants vest in employer profit sharing contributions over a six-year graded schedule, vesting at the rate of 10% per year upon completion of each of the first two years of service, and 20% per year thereafter.

Employee Stock Ownership Plan. In connection with the stock offering, Delanco Federal Savings Bank intends to adopt an employee stock ownership plan for eligible employees. Employees who are eligible to participate in the cash/deferred profit sharing plan as of the date of the offering will participate in the employee stock ownership plan as of the closing date of the offering. Thereafter, new employees will participate in the employee stock ownership plan upon the attainment of age 21 and completion of one year of service.

We expect to engage a third party trustee to purchase, on behalf of the employee stock ownership plan, 3.92% of the total number of shares of Delanco Bancorp common stock issued in the offering, including shares issued to Delanco MHC (59,976, 70,560, and 81,144 shares at the minimum, midpoint and maximum of the offering range, respectively). We anticipate that the employee stock ownership plan will fund its stock purchase through a loan from Delanco Bancorp equal to 100% of the aggregate purchase price of the common stock. The loan will be repaid principally through Delanco Federal Savings Bank’s contribution to the employee stock ownership plan and dividends payable on common stock held by the plan over the anticipated 20-year term of the loan. The fixed interest rate for the employee stock ownership plan loan is expected to be the prime rate, as published in The Wall Street Journal, on the closing date of the offering. See “Pro Forma Data.”

The trustee will hold the shares purchased by the employee stock ownership plan in a loan suspense account, and shares will be released from the suspense account on a pro rata basis as Delanco Federal Savings Bank repays the loan. The trustee will allocate the shares released among participants on the basis of each participant’s proportional share of compensation. Participants will vest in their employee stock ownership plan allocations over a six-year graded vesting schedule, at the rate of 10% during each of the first two years of service and 20% per year thereafter. Vesting credits for prior service will be given to reward long-term employees. Participants also will become fully vested automatically upon normal retirement, death or disability, a change in control, or termination of the plan. Generally, participants will receive distributions from the employee stock ownership plan upon separation from service. The plan reallocates any unvested shares forfeited upon termination of employment among the remaining participants in the plan.

The employee stock ownership plan will permit participants to direct the plan trustee how to vote the shares of common stock credited to their accounts. The trustee will vote unallocated shares and allocated shares for which participants do not provide instructions on any matter in the same ratio as those shares for which participants provide instructions, subject to fulfillment of the trustee’s fiduciary responsibilities.

Under applicable accounting requirements, Delanco Federal Savings Bank will record a compensation expense for a leveraged employee stock ownership plan at the fair market value of the shares when they are committed to be released from the suspense account to participants’ accounts under the plan.

Future Equity Incentive Plan. Following the stock offering, Delanco Bancorp plans to adopt an equity incentive plan that will provide for grants of stock options and restricted stock. In accordance with applicable regulations, Delanco Bancorp anticipates that the plan will authorize a number of stock options equal to 4.9% of the total shares issued in the stock offering, including shares issued to Delanco MHC, and a number of shares of restricted stock equal to 1.96% of the total shares issued in the stock offering. Therefore, the number of shares reserved under the plan will range from 104,958 shares, assuming 688,500 shares are issued in the offering, to 142,002 shares, assuming 931,500 shares are issued in the offering.

Delanco Bancorp may fund the equity incentive plan through the purchase of common stock in the open market by a trust established in connection with the plan or from authorized, but unissued, shares of Delanco Bancorp common stock. The issuance of additional shares after the offering would dilute the interests of existing stockholders. See “Pro Forma Data.”

Delanco Bancorp will grant all stock options at an exercise price equal to 100% of the fair market value of the stock on the date of grant. Delanco Bancorp will grant restricted stock awards at no cost to recipients. Restricted stock awards and stock options generally vest ratably over a five-year period (or as otherwise permitted by the Office of Thrift Supervision), but Delanco Bancorp may also make vesting contingent upon the satisfaction of performance goals established by the board of directors or the committee charged with administering the plan. All outstanding awards will accelerate and become fully vested upon a change in control of Delanco Bancorp.

The equity incentive plan will comply with all applicable Office of Thrift Supervision regulations. We will submit the equity incentive plan to stockholders for their approval, at which time we will provide stockholders with detailed information about the plan. Under current Office of Thrift Supervision Regulations, the plan must be approved by a majority of the total votes eligible to be cast by our stockholders, other than Delanco MHC. The Office of Thrift Supervision has proposed changes to its regulations regarding equity incentive plans that would eliminate the requirement to obtain the separate vote of minority stockholders for equity incentive plans that are implemented more than one year after completion of a minority stock offering. In the event that the proposed Office of Thrift Supervision regulations are adopted in final form, Delanco MHC, as the holder of a majority of the shares of Delanco Bancorp, would control the outcome of any vote to approve an equity incentive plan that occurs more than one year after the completion of this offering.

Transactions with Delanco Federal Savings Bank

Loans and Extensions of Credit. The aggregate amount of loans by Delanco Federal Savings Bank to its executive officers and directors, and members of their immediate families, was $906,000 at September 30, 2006. As of that date, these loans were performing according to their original terms. The outstanding loans made to our directors and executive officers, and members of their immediate families, were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to Delanco Federal Savings Bank, and did not involve more than the normal risk of collectibility or present other unfavorable features. For information about restrictions on our ability to make loans to insiders, see “Regulation and Supervision—Regulation of Federal Savings Associations—Transactions with Related Parties.”

Other Transactions. John A. Latimer and Robert H. Jenkins, Jr. are employed by The Barclay Group, Delanco Federal Savings Bank’s insurance broker. Mr. Latimer serves as The Barclay Group’s President while Mr. Jenkins is an insurance consultant. The Barclay Group received commissions in connection with the purchase of insurance by Delanco Federal Savings Bank during fiscal 2006. Thomas J. Coleman, III is a managing partner in the law firm of Raymond & Coleman, LLP, which provided legal services to Delanco Federal Savings Bank during fiscal 2006. The amount involved in these transactions did not exceed $60,000 and these transactions did not involve preferential terms to either Delanco Federal Savings Bank or the directors’ firms.

Indemnification for Directors and Officers

Delanco Bancorp’s bylaws provide that Delanco Bancorp must indemnify all officers, directors and employees of Delanco Bancorp to the fullest extent permitted under federal law against all expenses and liabilities reasonably incurred by them in connection with or arising out of any action, suit or proceeding in which they may be involved by reason of their having been a director or officer of Delanco Bancorp. Such indemnification may include the advancement of funds to pay for or reimburse reasonable expenses incurred by an indemnified party to the fullest extent permitted under federal law. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Delanco Bancorp pursuant to its bylaws or otherwise, Delanco Bancorp has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Subscriptions by Executive Officers and Directors

The following table presents certain information as to the approximate purchases of common stock by our directors and executive officers, including their associates, if any, as defined by applicable regulations. No individual has entered into a binding agreement to purchase these shares and, therefore, actual purchases could be more or less than indicated. Directors and executive officers and their associates may not purchase more than 34% of the shares sold in the offering. Like all of our depositors, our directors and officers have subscription rights based on their deposits. For purposes of the following table, sufficient shares are assumed to be available to satisfy subscriptions in all categories.  All directors and officers as a group would own 2.9% of our outstanding shares at the minimum of the offering range and 2.2% of our outstanding shares at the maximum of the offering range.

	Proposed Purchases of Stock in the Offering
Name	Number of Shares	Dollar Amount

Thomas J. Coleman, III	5,000	$50,000
Robert H. Jenkins, Jr.	3,500	35,000
William C. Jenkins	5,000	50,000
John A. Latimer	5,000	50,000
Donald R. Neff	2,500	25,000
Robert M. Notigan	7,500	75,000
John W. Seiber	3,000	30,000
James W. Verner	2,500	25,000
Renee C. Vidal

All directors and executive officers as a group (14 persons)	45,050	$450,500

Regulation and Supervision

General

Delanco Federal Savings Bank is subject to extensive regulation, examination and supervision by the Office of Thrift Supervision, as its primary federal regulator, and the Federal Deposit Insurance Corporation, as its deposits insurer. Delanco Federal Savings Bank is a member of the Federal Home Loan Bank System and its deposit accounts are insured up to applicable limits by the Deposit Insurance Fund managed by the Federal Deposit Insurance Corporation. Delanco Federal Savings Bank must file reports with the Office of Thrift Supervision and the Federal Deposit Insurance Corporation concerning its activities and financial condition in addition to obtaining regulatory approvals before entering into certain transactions such as mergers with, or acquisitions of, other financial institutions. There are periodic examinations by the Office of Thrift Supervision and, under certain circumstances, the Federal Deposit Insurance Corporation to evaluate Delanco Federal Savings Bank’s safety and soundness and compliance with various regulatory requirements. This regulatory structure is intended primarily for the protection of the insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such policies, whether by the Office of Thrift Supervision, the Federal Deposit Insurance Corporation or Congress, could have a material adverse impact on Delanco Bancorp, Delanco MHC and Delanco Federal Savings Bank and their operations. Delanco Bancorp and Delanco MHC, as savings and loan holding companies, are required to file certain reports with, are subject to examination by, and otherwise must comply with the rules and regulations of the Office of Thrift Supervision.

Certain of the regulatory requirements that are or will be applicable to Delanco Federal Savings Bank, Delanco Bancorp and Delanco MHC are described below. This description of statutes and regulations is not intended to be a complete explanation of such statutes and regulations and their effects on Delanco Federal Savings Bank, Delanco Bancorp and Delanco MHC and is qualified in its entirety by reference to the actual statutes and regulations.

Regulation of Federal Savings Associations

Capital Requirements.  The Office of Thrift Supervision’s capital regulations require federal savings institutions to meet three minimum capital standards: a 1.5% tangible capital to total assets ratio, a 4% leverage ratio (3% for institutions receiving the highest rating on the CAMELS examination rating system) and an 8% risk-based capital ratio. In addition, the prompt corrective action standards discussed below also establish, in effect, a minimum 2% tangible capital standard, a 4% leverage ratio (3% for institutions receiving the highest rating on the CAMELS system) and, together with the risk-based capital standard itself, a 4% Tier 1 risk-based capital standard. The Office of Thrift Supervision regulations also require that, in meeting the tangible, leverage and risk-based capital standards, institutions must generally deduct investments in and loans to subsidiaries engaged in activities as principal that are not permissible for a national bank.

The risk-based capital standard requires federal savings institutions to maintain Tier 1 (core) and total capital (which is defined as core capital and supplementary capital) to risk-weighted assets of at least 4% and 8%, respectively. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets, recourse obligations, residual interests and direct credit substitutes, are multiplied by a risk-weight factor of 0% to 100%, assigned by the Office of Thrift Supervision capital regulation based on the risks believed inherent in the type of asset. Core (Tier 1) capital is defined as common stockholders’ equity (including retained earnings), certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries, less intangibles other than certain mortgage servicing rights and credit card relationships. The components of supplementary capital currently include cumulative preferred stock, long-term perpetual preferred stock, mandatory convertible securities, subordinated debt and intermediate preferred stock, the allowance for loan and lease losses limited to a maximum of 1.25% of risk-weighted assets and up to 45% of unrealized gains on available-for-sale equity securities with readily determinable fair market values. Overall, the amount of supplementary capital included as part of total capital cannot exceed 100% of core capital.

The Office of Thrift Supervision also has authority to establish individual minimum capital requirements in appropriate cases upon a determination that an institution’s capital level is or may become inadequate in light of the particular circumstances. At September 30, 2006, Delanco Federal Savings Bank met each of these capital requirements.  See note 16 of the notes to the financial statements for additional information regarding Delanco Federal Savings Bank's regulatory capital compliance.

Prompt Corrective Regulatory Action.  The Office of Thrift Supervision is required to take certain supervisory actions against undercapitalized institutions, the severity of which depends upon the institution’s degree of undercapitalization. Generally, a savings institution that has a ratio of total capital to risk weighted assets of less than 8%, a ratio of Tier 1 (core) capital to risk-weighted assets of less than 4% or a ratio of core capital to total assets of less than 4% (3% or less for institutions with the highest examination rating) is considered to be “undercapitalized.” A savings institution that has a total risk-based capital ratio less than 6%, a Tier 1 capital ratio of less than 3% or a leverage ratio that is less than 3% is considered to be “significantly undercapitalized” and a savings institution that has a tangible capital to assets ratio equal to or less than 2% is deemed to be “critically undercapitalized.” Subject to a narrow exception, the Office of Thrift Supervision is required to appoint a receiver or conservator within specified time frames for an institution that is “critically undercapitalized.” An institution must file a capital restoration plan with the Office of Thrift Supervision within 45 days of the date it receives notice that it is “undercapitalized,” “significantly undercapitalized” or “critically undercapitalized.” Compliance with the plan must be guaranteed by any parent holding company. In addition, numerous mandatory supervisory actions become immediately applicable to an undercapitalized institution, including, but not limited to, increased monitoring by regulators and restrictions on growth, capital distributions and expansion. “Significantly undercapitalized” and “critically undercapitalized” institutions are subject to more extensive mandatory regulatory actions. The Office of Thrift Supervision could also take any one of a number of discretionary supervisory actions, including the issuance of a capital directive and the replacement of senior executive officers and directors.  See note 16 of the notes to the financial statements for additional information regarding Delanco Federal Savings Bank's regulatory capital compliance.

Standards for Safety and Soundness. As required by statute, the federal banking agencies have adopted Interagency Guidelines prescribing Standards for Safety and Soundness. The guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. If the Office of Thrift Supervision determines that a savings institution fails to meet any standard prescribed by the guidelines, the Office of Thrift Supervision may require the institution to submit an acceptable plan to achieve compliance with the standard. Delanco Federal Savings Bank has not received any notice from the Office of Thrift Supervision that it has failed to meet any standard prescribed by the guidelines.

Limitation on Capital Distributions. Office of Thrift Supervision regulations impose limitations upon all capital distributions by a savings institution, including cash dividends, payments to repurchase its shares and payments to stockholders of another institution in a cash-out merger. Under the regulations, an application to and the prior approval of the Office of Thrift Supervision is required before any capital distribution if the institution does not meet the criteria for “expedited treatment” of applications under Office of Thrift Supervision regulations (i.e., generally, examination and Community Reinvestment Act ratings in the two top categories), the total capital distributions for the calendar year exceed net income for that year plus the amount of retained net income for the preceding two years, the institution would be undercapitalized following the distribution or the distribution would otherwise be contrary to a statute, regulation or agreement with the Office of Thrift Supervision. If an application is not required, the institution must still provide prior notice to the Office of Thrift Supervision of the capital distribution if, like Delanco Federal Savings Bank, it is a subsidiary of a holding company. If Delanco Federal Savings Bank’s capital were ever to fall below its regulatory requirements or the Office of Thrift Supervision notified it that it was in need of increased supervision, its ability to make capital distributions could be restricted. In addition, the Office of Thrift Supervision could prohibit a proposed capital distribution that would otherwise be permitted by the regulation, if the agency determines that such distribution would constitute an unsafe or unsound practice.

Qualified Thrift Lender Test. Federal law requires savings institutions to meet a qualified thrift lender test. Under the test, a savings association is required to either qualify as a “domestic building and loan association” under the Internal Revenue Code or maintain at least 65% of its “portfolio assets” (total assets less: (i) specified liquid assets up to 20% of total assets; (ii) intangibles, including goodwill; and (iii) the value of property used to conduct business) in certain “qualified thrift investments” (primarily residential mortgages and related investments, including certain mortgage-backed securities) in at least 9 months out of each 12 month period. Education loans, credit card loans and small business loans may be considered “qualified thrift investments.” A savings institution that fails the qualified thrift lender test is subject to certain operating restrictions and may be required to convert to a bank charter. As of September 30, 2006, Delanco Federal Savings Bank maintained 77.7% of its portfolio assets in qualified thrift investments and, therefore, met the qualified thrift lender test.

Transactions with Related Parties. Federal law limits Delanco Federal Savings Bank’s authority to lend to, and engage in certain other transactions with (collectively, “covered transactions”), “affiliates” (e.g., any company that controls or is under common control with an institution, including Delanco Bancorp, Inc., Delanco MHC and their non-savings institution subsidiaries). The aggregate amount of covered transactions with any individual affiliate is limited to 10% of the capital and surplus of the savings institution. The aggregate amount of covered transactions with all affiliates is limited to 20% of the savings institution’s capital and surplus. Loans and other specified transactions with affiliates are required to be secured by collateral in an amount and of a type described in federal law. The purchase of low quality assets from affiliates is generally prohibited. Transactions with affiliates must be on terms and under circumstances that are at least as favorable to the institution as those prevailing at the time for comparable transactions with non-affiliated companies. In addition, savings institutions are prohibited from lending to any affiliate that is engaged in activities that are not permissible for bank holding companies and no savings institution may purchase the securities of any affiliate other than a subsidiary.

The Sarbanes-Oxley Act generally prohibits loans by Delanco Bancorp to its executive officers and directors. However, the Sarbanes-Oxley Act contains a specific exemption from such prohibition for loans by Delanco Federal Savings Bank to its executive officers and directors in compliance with federal banking regulations. Federal regulations require that all loans or extensions of credit to executive officers and directors of insured institutions must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and must not involve more than the normal risk of repayment or present other unfavorable features. Delanco Federal Savings Bank is therefore prohibited from making any new loans or extensions of credit to executive officers and directors at different rates or terms than those offered to the general public. Notwithstanding this rule, federal regulations permit Delanco Federal Savings Bank to make loans to executive officers and directors at reduced interest rates if the loan is made under a benefit program generally available to all other employees and does not give preference to any executive officer or director over any other employee.

In addition, loans made to a director or executive officer in an amount that, when aggregated with the amount of all other loans to the person and his or her related interests, are in excess of the greater of $25,000 or 5% of Delanco Federal Savings Bank’s capital and surplus, up to a maximum of $500,000, must be approved in advance by a majority of the disinterested members of the board of directors. See “Our Management—Transactions with Delanco Federal Savings Bank.”

Insurance of Deposit Accounts.  Deposits of Delanco Federal Savings Bank are insured by the Deposit Insurance Fund of the Federal Deposit Insurance Corporation. The FDIC determines insurance premiums based on a number of factors, primarily the risk of loss that insured institutions pose to the Deposit Insurance Fund. Recent legislation eliminated the minimum 1.25% reserve ratio for the insurance funds, the mandatory assessments when the ratio fall below 1.25% and the prohibition on assessing the highest quality banks when the ratio is above 1.25%. The FDIC has the ability to adjust the new insurance fund’s reserve ratio between 1.15% and 1.5%, depending on projected losses, economic changes and assessment rates at the end of a calendar year. The FDIC has adopted regulations that set assessment rates that took effect at the beginning of 2007. The new assessment rates for most banks vary between five cents and seven cents for every $100 of deposits. A change in insurance premiums could have an adverse effect on the operating expenses and results of operations of Delanco Federal Savings Bank. We cannot predict what insurance assessment rates will be in the future. Assessment credits have been provided to institutions that paid high premiums in the past. As a result, Delanco Federal Savings Bank will have credits that offset all of its premiums in 2007.

Insurance of deposits may be terminated by the Federal Deposit Insurance Corporation upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the Federal Deposit Insurance Corporation or the Office of Thrift Supervision. We do not know of any practice, condition or violation that might lead to termination of deposit insurance.

In addition to the assessment for deposit insurance, institutions are required to make payments on bonds issued in the late 1980s by the Financing Corporation to recapitalize a predecessor deposit insurance fund.

Federal Home Loan Bank System. Delanco Federal Savings Bank is a member of the Federal Home Loan Bank System, which consists of 12 regional Federal Home Loan Banks. The Federal Home Loan Bank provides a central credit facility primarily for member institutions. Delanco Federal Savings Bank, as a member of the Federal Home Loan Bank of New York, is required to acquire and hold shares of capital stock in that Federal Home Loan Bank. Delanco Federal Savings Bank was in compliance with this requirement with an investment in Federal Home Loan Bank stock at September 30, 2006 of $148,000.

Community Reinvestment Act. Under the Community Reinvestment Act, as implemented by Office of Thrift Supervision regulations, a savings association has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The Community Reinvestment Act does not establish specific lending requirements or programs for financial institutions nor does it limit an institution’s discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the Community Reinvestment Act. The Community Reinvestment Act requires the Office of Thrift Supervision, in connection with its examination of a savings association, to assess the institution’s record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution.

The Community Reinvestment Act requires public disclosure of an institution’s rating and requires the Office of Thrift Supervision to provide a written evaluation of an association’s Community Reinvestment Act performance utilizing a four-tiered descriptive rating system.

Delanco Federal Savings Bank received a “satisfactory” rating as a result of its most recent Community Reinvestment Act assessment.

Other Regulations

Interest and other charges collected or contracted for by Delanco Federal Savings Bank are subject to state usury laws and federal laws concerning interest rates. Delanco Federal Savings Bank’s operations are also subject to federal laws applicable to credit transactions, such as the:

•	Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

•
Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

•	Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

•	Fair Credit Reporting Act of 1978, governing the use and provision of information to credit reporting agencies;

•	Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies; and

•	rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

The operations of Delanco Federal Savings Bank also are subject to the:

•
Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

•
Electronic Funds Transfer Act and Regulation E promulgated thereunder, which govern automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services;

•
Check Clearing for the 21st Century Act (also known as “Check 21”), which gives “substitute checks,” such as digital check images and copies made from that image, the same legal standing as the original paper check;

•
Title III of The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (referred to as the “USA PATRIOT Act”), and the related regulations of the Office of Thrift Supervision, which require savings associations operating in the United States to develop new anti-money laundering compliance programs, due diligence policies and controls to ensure the detection and reporting of money laundering; and

•	The Gramm-Leach-Bliley Act, which placed limitations on the sharing of consumer financial information by financial institutions with unaffiliated third parties.

Holding Company Regulation

General. Delanco Bancorp and Delanco MHC are savings and loan holding companies within the meaning of federal law. As such, they are registered with the Office of Thrift Supervision and are subject to Office of Thrift Supervision regulations, examinations, supervision, reporting requirements and regulations concerning corporate governance and activities. In addition, the Office of Thrift Supervision has enforcement authority over Delanco Bancorp and Delanco MHC and their non-savings institution subsidiaries. Among other things, this authority permits the Office of Thrift Supervision to restrict or prohibit activities that are determined to be a serious risk to Delanco Federal Savings Bank.

Restrictions Applicable to Mutual Holding Companies. According to federal law and Office of Thrift Supervision regulations, a mutual holding company, such as Delanco MHC, may generally engage in the following activities: (1) investing in the stock of a bank; (2) acquiring a mutual association through the merger of such association into a bank subsidiary of such holding company or an interim bank subsidiary of such holding company; (3) merging with or acquiring another holding company, one of whose subsidiaries is a bank; and (4) any activity approved by the Federal Reserve Board for a bank holding company or financial holding company or previously approved by Office of Thrift Supervision for multiple savings and loan holding companies. In addition, mutual holding companies may engage in activities permitted for financial holding companies. Financial holding companies may engage in a broad array of financial service activities including insurance and securities.

Federal law prohibits a savings and loan holding company, including a federal mutual holding company, from directly or indirectly, or through one or more subsidiaries, acquiring more than 5% of the voting stock of another savings institution, or its holding company, without prior written approval of the Office of Thrift Supervision. Federal law also prohibits a savings and loan holding company from acquiring more than 5% of a company engaged in activities other than those authorized for savings and loan holding companies by federal law; or acquiring or retaining control of a depository institution that is not insured by the Federal Deposit Insurance Corporation. In evaluating applications by holding companies to acquire savings institutions, the Office of Thrift Supervision must consider the financial and managerial resources and future prospects of the company and institution involved, the effect of the acquisition on the risk to the insurance funds, the convenience and needs of the community and competitive factors.

The Office of Thrift Supervision is prohibited from approving any acquisition that would result in a multiple savings and loan holding company controlling savings institutions in more than one state, except: (1) the approval of interstate supervisory acquisitions by savings and loan holding companies, and (2) the acquisition of a savings institution in another state if the laws of the state of the target savings institution specifically permit such acquisitions. The states vary in the extent to which they permit interstate savings and loan holding company acquisitions.

If the savings institution subsidiary of a savings and loan holding company fails to meet the qualified thrift lender test, the holding company must register with the Federal Reserve Board as a bank holding company within one year of the savings institution’s failure to so qualify.

Stock Holding Company Subsidiary Regulation. The Office of Thrift Supervision has adopted regulations governing the two-tier mutual holding company form of organization and subsidiary stock holding companies that are controlled by mutual holding companies. We have adopted this form of organization and it will continue in place after the proposed offering. Delanco Bancorp is the stock holding company subsidiary of Delanco MHC. Delanco Bancorp is permitted to engage in activities that are permitted for Delanco MHC subject to the same restrictions and conditions.

Waivers of Dividends by Delanco MHC. Office of Thrift Supervision regulations require Delanco MHC to notify the Office of Thrift Supervision if it proposes to waive receipt of dividends from Delanco Bancorp. The Office of Thrift Supervision reviews dividend waiver notices on a case-by-case basis, and, in general, does not object to a waiver if: (i) the waiver would not be detrimental to the safe and sound operation of the savings association; and (ii) the mutual holding company’s board of directors determines that such waiver is consistent with such directors’ fiduciary duties to the mutual holding company’s members. We anticipate that Delanco MHC will waive dividends that Delanco Bancorp may pay, if any.

Conversion of Delanco MHC to Stock Form.  Office of Thrift Supervision regulations permit Delanco MHC to convert from the mutual form of organization to the capital stock form of organization. There can be no assurance when, if ever, a conversion transaction will occur, and the Board of Directors has no current intention or plan to undertake a conversion transaction. In a conversion transaction a new holding company would be formed as the successor to Delanco Bancorp, Delanco MHC’s corporate existence would end, and certain depositors of Delanco Federal Savings Bank would receive the right to subscribe for additional shares of the new holding company. In a conversion transaction, each share of common stock held by stockholders other than Delanco MHC would be automatically converted into a number of shares of common stock of the new holding company based on an exchange ratio determined at the time of conversion that ensures that stockholders other than Delanco MHC own the same percentage of common stock in the new holding company as they owned in Delanco Bancorp immediately before conversion. The total number of shares held by stockholders other than Delanco MHC after a conversion transaction would be increased by any purchases by such stockholders in the stock offering conducted as part of the conversion transaction.

Acquisition of Control. Under the federal Change in Bank Control Act, a notice must be submitted to the Office of Thrift Supervision if any person (including a company), or group acting in concert, seeks to acquire “control” of a savings and loan holding company or savings association. An acquisition of “control” can occur upon the acquisition of 10% or more of the voting stock of a savings and loan holding company or savings institution or as otherwise defined by the Office of Thrift Supervision. Under the Change in Bank Control Act, the Office of Thrift Supervision has 60 days from the filing of a complete notice to act, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the anti-trust effects of the acquisition. Any company that so acquires control would then be subject to regulation as a savings and loan holding company.

Federal and State Taxation

Federal Income Taxation

General. We report our income on a fiscal year basis using the accrual method of accounting. The federal income tax laws apply to us in the same manner as to other corporations with some exceptions, including particularly our reserve for bad debts discussed below. The following discussion of tax matters is intended only as a summary and does not purport to be a comprehensive description of the tax rules applicable to us. Our federal income tax returns have been either audited or closed under the statute of limitations through tax year 2002. For its 2006 fiscal year, Delanco Federal Savings Bank’s maximum federal income tax rate was 34%.

Delanco Bancorp and Delanco Federal Savings Bank have entered into a tax allocation agreement. Because Delanco Bancorp owns 100% of the issued and outstanding capital stock of Delanco Federal Savings Bank, Delanco Bancorp and Delanco Federal Savings Bank are members of an affiliated group within the meaning of Section 1504(a) of the Internal Revenue Code, of which group Delanco Bancorp is the common parent corporation. As a result of this affiliation, Delanco Federal Savings Bank may be included in the filing of a consolidated federal income tax return with Delanco Bancorp and, if a decision to file a consolidated tax return is made, the parties agree to compensate each other for their individual share of the consolidated tax liability and/or any tax benefits provided by them in the filing of the consolidated federal income tax return.

Bad Debt Reserves. For fiscal years beginning before September 30, 1996, thrift institutions that qualified under certain definitional tests and other conditions of the Internal Revenue Code were permitted to use certain favorable provisions to calculate their deductions from taxable income for annual additions to their bad debt reserve. A reserve could be established for bad debts on qualifying real property loans, generally secured by interests in real property improved or to be improved, under the percentage of taxable income method or the experience method. The reserve for nonqualifying loans was computed using the experience method. Federal legislation enacted in 1996 repealed the reserve method of accounting for bad debts and the percentage of taxable income method for tax years beginning after 1995 and require savings institutions to recapture or take into income certain portions of their accumulated bad debt reserves.

Distributions. If Delanco Federal Savings Bank makes “non-dividend distributions” to Delanco Bancorp, the distributions will be considered to have been made from Delanco Federal Savings Bank’s unrecaptured tax bad debt reserves, including the balance of its reserves as of March 31, 1987, to the extent of the “non-dividend distributions,” and then from Delanco Federal Savings Bank’s supplemental reserve for losses on loans, to the extent of those reserves, and an amount based on the amount distributed, but not more than the amount of those reserves, will be included in Delanco Federal Savings Bank’s taxable income. Non-dividend distributions include distributions in excess of Delanco Federal Savings Bank’s current and accumulated earnings and profits, as calculated for federal income tax purposes, distributions in redemption of stock, and distributions in partial or complete liquidation. Dividends paid out of Delanco Federal Savings Bank’s current or accumulated earnings and profits will not be so included in Delanco Federal Savings Bank’s taxable income.

The amount of additional taxable income triggered by a non-dividend is an amount that, when reduced by the tax attributable to the income, is equal to the amount of the distribution. Therefore, if Delanco Federal Savings Bank makes a non-dividend distribution to Delanco Bancorp, approximately one and one-half times the amount of the distribution not in excess of the amount of the reserves would be includable in income for federal income tax purposes, assuming a 34% federal corporate income tax rate. Delanco Federal Savings Bank does not intend to pay dividends that would result in a recapture of any portion of its bad debt reserves.

State Taxation

New Jersey Taxation. Delanco Federal Savings Bank is subject to New Jersey’s Corporation Business Tax at the rate of 9% on its taxable income, before net operating loss deductions and special deductions for federal income tax purposes. For this purpose, “taxable income” generally means federal taxable income subject to certain adjustments (including addition of interest income on state and municipal obligations).

The Stock Offering

This stock offering is being conducted pursuant to a plan of stock issuance approved by the board of directors of Delanco Bancorp. The Office of Thrift Supervision also conditionally approved the plan of stock issuance; however, such approval does not constitute a recommendation or endorsement of the plan of stock issuance by such agency.

General

On November 20, 2006, the board of directors of Delanco Bancorp unanimously adopted a plan of stock issuance pursuant to which Delanco Bancorp will offer up to 49.9% of its common stock to qualifying depositors and borrowers of Delanco Federal Savings Bank in a subscription offering and, if necessary, to members of the general public through a direct community offering and/or a syndicate of registered broker-dealers. The amount of capital being raised in the offering is based on an appraisal of Delanco Bancorp. Most of the terms of this offering are required by the regulations of the Office of Thrift Supervision. The Office of Thrift Supervision approved our plan of stock issuance, subject to the fulfillment of certain conditions.

The following is a brief summary of the pertinent aspects of the offering. A copy of the plan of stock issuance is available from Delanco Federal Savings Bank upon request and is available for inspection at the offices of Delanco Federal Savings Bank and at the Office of Thrift Supervision. The plan of stock issuance is also filed as an exhibit to the registration statement that we have filed with the Securities and Exchange Commission. See “Where You Can Find More Information.”

Reasons for the Offering

Our primary reasons for this offering are to:

•	increase the capital of Delanco Federal Savings Bank to support future lending and operational growth;

•	enhance profitability and earnings through reinvesting and leveraging the proceeds, primarily through traditional funding and lending activities;

•	support future branching activities and/or the acquisition of financial services companies; and

•	implement equity compensation plans to retain and attract qualified directors, officers and staff and to enhance our current compensation programs.

As part of our business planning process, our board of directors concluded that additional capital was needed in order to increase our profitability and support asset growth and that the best way to accomplish this would be through a stock offering. The board of directors considered two options: either (1) a full mutual-to-stock conversion, in which a new stock holding company is formed that issues all of its stock to the public, or (2) an offering by Delanco Bancorp, which by regulation may not issue more than 49.9% of its stock to the public. The board of directors determined that a minority offering by Delanco Bancorp was preferable, because engaging in a full mutual-to-stock conversion would raise more capital than we had current plans to deploy. Further, the minority stock issuance permits us to control the amount of capital being raised by selecting the percentage of shares to be sold in the offering. Additionally, the board of directors preferred to remain in the mutual holding company structure because it provides for the continued control of Delanco Bancorp by Delanco MHC through its majority ownership position. We chose to sell 45% of our shares to the public, rather than a smaller portion, because we believe that we are raising the amount of capital we can effectively deploy and because the sale of a smaller number of shares would make it less likely that an active trading market for the shares would develop. We chose not to sell more than 45% of our shares to the public so that we would have the flexibility to issue authorized but unissued shares to fund future stock benefit plans without exceeding the regulatory limit on the percentage of shares that can be owned by persons other than Delanco MHC.

The offering will afford our directors, officers and employees the opportunity to become stockholders, which we believe to be an effective performance incentive and an effective means of attracting and retaining qualified personnel. The offering also will provide our customers and local community members with an opportunity to acquire our stock.

The disadvantages of the offering considered by the board of directors are the additional expense and effort of operating as a public company, the inability of stockholders other than Delanco MHC to obtain majority ownership of Delanco Bancorp and Delanco Federal Savings Bank, which may result in the perpetuation of our management and board of directors, and that new forms of corporate ownership and regulatory policies relating to the mutual holding company structure may be adopted from time to time which may have an adverse impact on stockholders other than Delanco MHC.

Following the offering, a majority of our voting stock will still be owned by Delanco MHC, which will be controlled by its board of directors. While this structure will permit management to focus on our long-term business strategy for growth and capital redeployment without undue pressure from stockholders, it will also serve to perpetuate our existing management and directors. Delanco MHC will be able to elect all of the members of Delanco Bancorp’s board of directors, and will be able to control the outcome of most matters presented to our stockholders for resolution by vote. The matters as to which stockholders other than Delanco MHC will be able to exercise voting control are limited and include any proposal to implement a stock-based incentive plan. No assurance can be given that Delanco MHC will not take action adverse to the interests of other stockholders. For example, Delanco MHC could prevent the sale of control of Delanco Bancorp or defeat a candidate for the board of directors of Delanco Bancorp or other proposals put forth by stockholders.

This offering does not preclude the conversion of Delanco MHC from the mutual to stock form of organization in a “second-step conversion” in the future. No assurance can be given when, if ever, Delanco MHC will convert to stock form or what conditions the Office of Thrift Supervision or other regulatory agencies may impose on such a transaction. See “Risk Factors” and “Summary- Possible Conversion of Delanco MHC to Stock Form.”

Subscription Offering and Subscription Rights

Under the plan of stock issuance, we have granted rights to subscribe for our common stock to the following persons in the following order of priority:

1.	Persons with deposits in Delanco Federal Savings Bank with balances aggregating $50 or more (“qualifying deposits”) as of the close of business on October 31, 2005 (“eligible account holders”).

2.	Our employee stock ownership plan.

3.
Persons with qualifying deposits in Delanco Federal Savings Bank as of the close of business on December 31, 2006 (“supplemental eligible account holders”), other than our officers, directors and their associates.

4.
Depositors of Delanco Federal Savings Bank as of the close of business on January 31, 2007, who are not eligible or supplemental eligible account holders, and borrowers of Delanco Federal Savings Bank who had loans outstanding on November 14, 1994 that continue to be outstanding as of January 31, 2007 (“other members”).

The amount of common stock that any person may purchase will depend on the availability of the common stock after satisfaction of all subscriptions having prior rights in the subscription offering and to the maximum and minimum purchase limitations set forth in the plan of stock issuance. See “—Limitations on Purchases of Shares.” All persons on a joint deposit account or loan will be counted as a single subscriber for purposes of determining the maximum amount that may be subscribed for by owners of a joint deposit account or joint borrowers.

Priority 1: Eligible Account Holders. Subject to the purchase limitations as described below under “—Limitations on Purchases of Shares,” each eligible account holder has the right to subscribe for up to the greater of:

•	$100,000 of common stock (which equals 10,000 shares);

•	one-tenth of 1% of the total offering of common stock to persons other than Delanco MHC; or

•
15 times the product, rounded down to the next whole number, obtained by multiplying the total number of shares of common stock to be sold by a fraction of which the numerator is the amount of qualifying deposits of the eligible account holder and the denominator is the total amount of qualifying deposits of all eligible account holders. The balance of qualifying deposits of all eligible account holders was $61.9 million.

If there are insufficient shares to satisfy all subscriptions by eligible account holders, shares first will be allocated so as to permit each subscribing eligible account holder, if possible, to purchase a number of shares sufficient to make the person’s total allocation equal 100 shares or the number of shares actually subscribed for, whichever is less. After that, unallocated shares will be allocated among the remaining subscribing eligible account holders whose subscriptions remain unfilled in the proportion that the amounts of their respective qualifying deposits bear to the total qualifying deposits of all remaining eligible account holders whose subscriptions remain unfilled. Subscription rights of eligible account holders who are also executive officers or directors of Delanco Bancorp or Delanco Federal Savings Bank or their associates will be subordinated to the subscription rights of other eligible account holders to the extent attributable to increased deposits in Delanco Federal Savings Bank in the one year period preceding October 31, 2005.

To ensure a proper allocation of stock, each eligible account holder must list on his or her stock order form all deposit accounts in which such eligible account holder had an ownership interest at October 31, 2005. Failure to list an account, or providing incorrect information, could result in the loss of all or part of a subscriber’s stock allocation.

Priority 2: Tax-Qualified Employee Benefit Plans. Subject to the purchase limitations as described below under “—Limitations on Purchases of Shares,” our tax-qualified employee benefit plans have the right to purchase up to 10% of the shares of common stock issued in the offering, including shares issued to Delanco MHC. As a tax-qualified employee benefit plan, our employee stock ownership plan intends to purchase 3.92% of the shares issued in the offering, including shares issued to Delanco MHC. Subscriptions by the employee stock ownership plan will not be aggregated with shares of common stock purchased by any other participants in the offering, including subscriptions by our officers and directors, for the purpose of applying the purchase limitations in the plan of stock issuance. If eligible account holders subscribe for all of the shares being sold, no shares will be available for our tax-qualified employee benefit plans. However, if we increase the number of shares offered above the maximum of the offering range, the employee stock ownership plan will have a first priority right to purchase any shares exceeding that amount up to the amount of its subscription. If the plan’s subscription is not filled in its entirety, due to oversubscription or by choice, the employee stock ownership plan may purchase shares after the offering in the open market or directly from us, with the approval of the Office of Thrift Supervision.

Priority 3: Supplemental Eligible Account Holders. Subject to the purchase limitations as described below under “—Limitations on Purchases of Shares,” each supplemental eligible account holder has the right to subscribe for up to the greater of:

•	$100,000 of common stock (which equals 10,000 shares);

•	one-tenth of 1% of the total offering of common stock to persons other than Delanco MHC; or

•
15 times the product, rounded down to the next whole number, obtained by multiplying the total number of shares of common stock to be sold by a fraction of which the numerator is the amount of qualifying deposits of the supplemental eligible account holder and the denominator is the total amount of qualifying deposits of all supplemental eligible account holders. The balance of qualifying deposits of all supplemental eligible account holders was $88.8 million.

If eligible account holders and the employee stock ownership plan subscribe for all of the shares being sold, no shares will be available for supplemental eligible account holders. If shares are available for supplemental eligible account holders but there are insufficient shares to satisfy all subscriptions by supplemental eligible account holders, shares first will be allocated so as to permit each subscribing supplemental eligible account holder, if possible, to purchase a number of shares sufficient to make the person’s total allocation equal 100 shares or the number of shares actually subscribed for, whichever is less. After that, unallocated shares will be allocated among the remaining subscribing supplemental eligible account holders whose subscriptions remain unfilled in the proportion that the amounts of their respective qualifying deposits bear to the total qualifying deposits of all remaining supplemental eligible account holders whose subscriptions remain unfilled.

To ensure a proper allocation of stock, each supplemental eligible account holder must list on his or her stock order form all deposit accounts in which such supplemental eligible account holder had an ownership interest at December 31, 2006. Failure to list an account, or providing incorrect information, could result in the loss of all or part of a subscriber’s stock allocation.

Priority 4: Other Members. Subject to the purchase limitations as described below under “—Limitations on Purchases of Shares,” each other member has the right to purchase up to the greater of $100,000 of common stock (which equals 10,000 shares) or one-tenth of 1% of the total offering of common stock issued to persons other than Delanco MHC. If eligible account holders, the employee stock ownership plan and supplemental eligible account holders subscribe for all of the shares being sold, no shares will be available for other members. If shares are available for other members but there are not sufficient shares to satisfy all subscriptions by other members, shares first will be allocated so as to permit each subscribing other member, if possible, to purchase a number of shares sufficient to make the person’s total allocation equal 100 shares or the number of shares actually subscribed for, whichever is less. After that, unallocated shares will be allocated among the remaining subscribing other members in the proportion that each other member’s subscription bears to the total subscriptions of all such subscribing other members whose subscriptions remain unfilled.

To ensure a proper allocation of stock, each other member must list on his or her stock order form all deposit accounts in which such other member had an ownership interest at January 31, 2007 or each loan from Delanco Federal Savings Bank that was outstanding on November 14, 1994 that continues to be outstanding on January 31, 2007. Failure to list an account or providing incorrect information could result in the loss of all or part of a subscriber’s stock allocation.

Expiration Date for the Subscription Offering. The subscription offering, and all subscription rights under the plan of stock issuance, will terminate at 12:00 Noon, Eastern time, on [DATE1], 2007. We will not accept orders for common stock in the subscription offering received after that time. We will make reasonable attempts to provide a prospectus and related offering materials to holders of subscription rights; however, all subscription rights will expire on the expiration date whether or not we have been able to locate each person entitled to subscription rights.

Office of Thrift Supervision regulations require that we complete the sale of common stock within 45 days after the close of the subscription offering. If the sale of the common stock is not completed within that period, all funds received will be returned promptly with interest at our passbook savings rate and without deduction of any fees and all withdrawal authorizations will be canceled unless we receive approval of the Office of Thrift Supervision to extend the time for completing the offering. If regulatory approval of an extension of the time period has been granted, we will notify all subscribers of the extension and of the duration of any extension that has been granted, and subscribers will have the right to confirm, change or cancel their purchase orders. If we do not receive a response from a subscriber to any resolicitation, the subscriber’s order will be rescinded and all funds received will be returned promptly with interest, or withdrawal authorizations will be canceled. No single extension can exceed 90 days.

Persons in Non-Qualified States. We will make reasonable efforts to comply with the securities laws of all states in the United States in which persons entitled to subscribe for stock under the plan of stock issuance reside. However, we are not required to offer stock in the subscription offering to any person who resides in a foreign country or who resides in a state of the United States in which (1) only a small number of persons otherwise eligible to subscribe for shares of common stock reside; (2) the granting of subscription rights or the offer or sale of shares to such person would require that we or our officers or directors register as a broker, dealer, salesman or selling agent under the securities laws of the state, or register or otherwise qualify the subscription rights or common stock for sale or qualify as a foreign corporation or file a consent to service of process; or (3) we determine that compliance with that state’s securities laws would be impracticable or unduly burdensome for reasons of cost or otherwise.

Restrictions on Transfer of Subscription Rights and Shares. Subscription rights are nontransferable. You may not transfer, or enter into any agreement or understanding to transfer, the legal or beneficial ownership of your subscription rights issued under the plan of stock issuance or the shares of common stock to be issued upon exercise of your subscription rights. Your subscription rights may be exercised only by you and only for your own account. When registering your stock purchase on the order form, you should not add the name(s) of persons who have no subscription rights or who qualify in a lower purchase priority than you do. Doing so may jeopardize your subscription rights. If you exercise your subscription rights, you will be required to certify that you are purchasing shares solely for your own account and that you have no agreement or understanding regarding the sale or transfer of such shares. Federal regulations also prohibit any person from offering, or making an announcement of an offer or intent to make an offer, to purchase such subscription rights or a subscriber’s shares of common stock before the completion of the offering.

If you sell or otherwise transfer your rights to subscribe for common stock in the subscription offering or subscribe for common stock on behalf of another person, you may forfeit those rights and face possible further sanctions and penalties imposed by the Office of Thrift Supervision or another agency of the U.S. Government. Illegal transfers of subscription rights, including agreements made prior to completion of the offering to transfer shares after the offering, have been subject to enforcement actions by the Securities and Exchange Commission as violations of Rule 10b-5 of the Securities Exchange Act of 1934.

We intend to report to the Office of Thrift Supervision and the Securities and Exchange Commission anyone who we believe sells or gives away their subscription rights. We will pursue any and all legal and equitable remedies in the event we become aware of the transfer of subscription rights, and we will not honor orders that we believe involve the transfer of subscription rights.

Direct Community Offering

To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, we may, in our discretion, offer shares to the general public in a direct community offering. In the direct community offering, preference will be given to natural persons and trusts of natural persons who are residents of Burlington County, New Jersey (“preferred subscribers”).

We will consider a person to be resident of Burlington County if he or she occupies a dwelling in the county, has the intent to remain for a period of time, and manifests the genuineness of that intent by establishing an ongoing physical presence together with an indication that such presence is something other than merely transitory in nature. We may utilize depositor or loan records or other evidence provided to us to make a determination as to a person’s resident status. In all cases, the determination of residence status will be made by us in our sole discretion.

Purchasers in the direct community offering are eligible to purchase up to $100,000 of common stock (which equals 10,000 shares). If shares are available for preferred subscribers in the direct community offering but there are insufficient shares to satisfy all of their orders, the available shares will be allocated first to each preferred subscriber whose order we accept in an amount equal to the lesser of 100 shares or the number of shares ordered by each such subscriber, if possible. After that, unallocated shares will be allocated among the remaining preferred subscribers whose orders remain unsatisfied on an equal number of shares per order basis until all available shares have been allocated. If, after filling the orders of preferred subscribers in the direct community offering, shares are available for other subscribers in the direct community offering but there are insufficient shares to satisfy all orders, shares will be allocated in the same manner as for preferred subscribers.

The direct community offering, if held, may commence concurrently with or subsequent to the subscription offering and will terminate no later than 45 days after the close of the subscription offering unless extended by us, with approval of the Office of Thrift Supervision. If we receive regulatory approval for an extension, all subscribers will be notified of the extension and of the duration of any extension that has been granted, and will have the right to confirm, change or cancel their orders. If we do not receive a response from a subscriber to any resolicitation, the subscriber’s order will be rescinded and all funds received will be promptly returned with interest.

The opportunity to subscribe for shares of common stock in the direct community offering is subject to our right to reject orders, in whole or part, either at the time of receipt of an order or as soon as practicable following the expiration date of the offering. If your order is rejected in part, you will not have the right to cancel the remainder of your order.

Syndicated Community Offering or Underwritten Public Offering

The plan of stock issuance provides that, if necessary, all shares of common stock not purchased in the subscription offering and direct community offering may be offered for sale to the general public in a syndicated community offering to be managed by Ryan Beck & Co., Inc., acting as our agent. In such capacity, Ryan Beck & Co., Inc. may form a syndicate of other brokers-dealers who are NASD member firms. Alternatively, we may sell any remaining shares in an underwritten public offering. Neither Ryan Beck & Co., Inc. nor any registered broker-dealer will have any obligation to take or purchase any shares of the common stock in the syndicated community offering; however, Ryan Beck & Co., Inc. has agreed to use its best efforts in the sale of shares in any syndicated community offering. We have not selected any particular broker-dealers to participate in a syndicated community offering and will not do so until prior to the commencement of any syndicated community offering. The syndicated community offering would terminate no later than 45 days after the expiration of the subscription offering, unless extended by us, with approval of the Office of Thrift Supervision. See “—Direct Community Offering” above for a discussion of rights of subscribers in the event an extension is granted.

The opportunity to subscribe for shares of common stock in the syndicated community offering or underwritten public offering is subject to our right in our sole discretion to accept or reject orders, in whole or part, either at the time of receipt of an order or as soon as practicable following the expiration date of the offering. If your order is rejected in part, you will not have the right to cancel the remainder of your order.

Common stock sold in the syndicated community offering also will be sold at the $10.00 per share purchase price. Purchasers in the syndicated community offering are eligible to purchase up to $100,000 of common stock (which equals 10,000 shares). We may begin the syndicated community offering or underwritten public offering at any time following the commencement of the subscription offering.

Any syndicated community offering will be conducted in accordance with certain Securities and Exchange Commission rules applicable to best efforts underwriting. Generally, under those rules, Ryan Beck & Co., Inc., as our broker-dealer, will deposit the funds it receives from interested investors prior to closing into a separate non-interest bearing account. If and when all the conditions for closing are met, funds for shares of common stock sold by the broker-dealer in the syndicated community offering, less the broker-dealer's commissions, will be promptly delivered to us. If the offering closes, but some or all of an interested investor's funds are not accepted by us, those funds will be returned to the interested investor promptly after the closing, without interest. If the offering does not close, funds in the account will be promptly returned, without interest, to the potential investor. Normal customer ticketing will be used for order placement.  Order forms will not be used.

If we are unable to find purchasers from the general public to reach the minimum of the offering range, we will make other purchase arrangements, if feasible. Other purchase arrangements must be approved by the Office of Thrift Supervision and may provide for purchases for investment purposes by directors, officers, their associates and other persons in excess of the limitations provided in the plan of stock issuance and in excess of the proposed director and executive officer purchases discussed earlier, although no such purchases are currently intended. If other purchase arrangements cannot be made, we may either: terminate the stock offering and promptly return all funds; promptly return all funds, set a new offering range and give all subscribers the opportunity to place a new order for shares of Delanco Bancorp common stock; or take such other actions as may be permitted by the Office of Thrift Supervision and the Securities and Exchange Commission.

Limitations on Purchases of Shares

In addition to the purchase limitations described above under “—Subscription Offering and Subscription Rights,” “—Direct Community Offering” and “—Syndicated Community Offering or Underwritten Public Offering,” the plan of stock issuance provides for the following purchase limitations:

•	The aggregate amount of our outstanding common stock owned or controlled by persons other than Delanco MHC at the close of the offering must be less than 50% of our total outstanding common stock.

•
No individual (or individuals exercising subscription rights through a single qualifying deposit account or loan) may purchase more than $100,000 of common stock (which equals 10,000 shares), subject to increase as described below.

•
Except for our tax-qualified employee benefit plans, no person together with associates of or persons acting in concert with such person may purchase in the aggregate more than $150,000 of common stock (which equals 15,000 shares), subject to increase as described below.

•	Each subscriber must subscribe for a minimum of 25 shares.

•
The aggregate amount of common stock acquired in the offering by any non-tax-qualified employee plan or any management person and his or her associates may not exceed 4.9% of the (i) outstanding shares of common stock at the conclusion of the offering or (ii) the stockholders’ equity of Delanco Bancorp at the conclusion of the offering. In calculating the number of shares held by management persons and their associates, shares held by any tax-qualified or non-tax-qualified employee stock benefit plan that are attributable to such person will not be counted.

•
The aggregate amount of common stock acquired in the offering by any one or more tax-qualified employee plans, exclusive of any shares of common stock acquired by such plans in the secondary market, may not exceed 4.9% of (i) the outstanding shares of common stock at the conclusion of the offering or (ii) the stockholders’ equity of the Delanco Bancorp at the conclusion of the offering.

•
The aggregate amount of common stock acquired in the offering by all of our stock benefit plans, other than employee stock ownership plans, may not exceed 25% of the outstanding common stock held by persons other than Delanco MHC.

•
The aggregate amount of common stock acquired in the offering by all non-tax-qualified employee plans or management persons and their associates, exclusive of any common stock acquired by such plans or persons in the secondary market, may not exceed 34% of (i) the outstanding shares of common stock held by persons other than Delanco MHC at the conclusion of the offering or (ii) the stockholders’ equity of Delanco Bancorp held by persons other than Delanco MHC at the conclusion of the offering. In calculating the number of shares held by management persons and their associates, shares held by any tax-qualified or non-tax-qualified employee stock benefit plan that are attributable to such persons will not be counted.

We may, in our sole discretion, increase the individual and/or aggregate purchase limitation to up to 5% of the shares of common stock sold in the offering to persons other than Delanco MHC. We do not intend to increase the maximum purchase limitation unless market conditions warrant. If we decide to increase the purchase limitations, persons who subscribed for the maximum number of shares of common stock will be given the opportunity to increase their subscriptions accordingly, subject to the rights and preferences of any person who has priority subscription rights. We, in our discretion, also may give other large subscribers the right to increase their subscriptions.

  In the event that we increase the maximum purchase limitation to more than 2% of the shares sold in the offering, orders for common stock in the syndicated community offering will be filled first to a maximum of 2% of the total number of shares sold in the offering and thereafter any remaining shares will be allocated on an equal number of shares basis per order until all available shares have been allocated.

In the event that we increase the maximum purchase limitation to 5% of the shares of common stock sold in the offering, we may further increase the maximum purchase limitation to 9.99%, provided that orders for common stock exceeding 5% of the shares of common stock sold in the offering may not exceed in the aggregate 10% of the total shares of common stock sold in the offering.

The plan of stock issuance defines “acting in concert” to mean knowing participation in a joint activity or interdependent conscious parallel action towards a common goal whether or not by an express agreement or understanding; or a combination or pooling of voting or other interests in the securities of an issuer for a common purpose under any contract, understanding, relationship, agreement or other arrangement, whether written or otherwise. In general, a person who acts in concert with another party will also be deemed to be acting in concert with any person who is also acting in concert with that other party. We may presume that certain persons are acting in concert based upon, among other things, joint account relationships and the fact that persons may have filed joint Schedules 13D or 13G with the Securities and Exchange Commission with respect to other companies. For purposes of the plan of stock issuance, our directors are not deemed to be acting in concert solely by reason of their board membership.

The plan of stock issuance defines “associate,” with respect to a particular person, to mean:

•
a corporation or organization other than Delanco MHC, Delanco Bancorp or Delanco Federal Savings Bank or a majority-owned subsidiary of Delanco MHC, Delanco Bancorp or Delanco Federal Savings Bank of which a person is a senior officer or partner or is, directly or indirectly, the beneficial owner of 10% or more of any class of equity securities of such corporation or organization;

•	a trust or other estate in which a person has a substantial beneficial interest or as to which a person serves as a trustee or a fiduciary; and

•
any person who is related by blood or marriage to such person and who lives in the same home as such person or who is a director or senior officer of Delanco MHC, Delanco Bancorp or Delanco Federal Savings Bank or any of their subsidiaries.

For example, a corporation of which a person serves as an officer would be an associate of that person and, therefore, all shares purchased by the corporation would be included with the number of shares that the person could purchase individually under the purchase limitations described above. We have the right in our sole discretion to reject any order submitted by a person whose representations we believe to be false or who we otherwise believe, either alone or acting in concert with others, is violating or circumventing, or intends to violate or circumvent, the terms and conditions of the plan of stock issuance. Directors and officers are not treated as associates of each other solely by virtue of holding such positions. We have the sole discretion to determine whether prospective purchasers are “associates” or “acting in concert.”

Marketing Arrangements

Offering materials have been initially distributed through mailings to those eligible to subscribe in the subscription offering. To assist in the marketing of our common stock, we have retained Ryan Beck & Co., Inc., which is a broker-dealer registered with the National Association of Securities Dealers, Inc. Ryan Beck & Co., Inc. will assist us in the offering by:

•	Acting as our financial advisor for the stock offering, providing administrative services and managing the Stock Information Center;

•	Educating our employees about the stock offering;

•	Targeting our sales efforts, including assisting in the preparation of marketing materials; and

•	Soliciting orders for common stock.

For these services, Ryan Beck & Co., Inc. will receive a fee of $150,000. In the event that Ryan Beck & Co., Inc. sells common stock through a group of broker-dealers in a syndicated community offering, it will be paid a fee equal to 1.0% of the dollar amount of total shares sold in the syndicated community offering, which fee along with the fee payable to selected dealers (which may include Ryan Beck & Co., Inc. for the shares it sells) for the shares they sell shall not exceed 6.0% of the aggregate dollar amount of shares sold in the syndicated offering. In the subscription and direct community offerings, Ryan Beck & Co., Inc. will also be reimbursed for its allocable expenses in an amount not to exceed $10,000 and for its legal fees in an amount not to exceed $45,000. In the event that there is a resolicitation of subscribers, Ryan Beck & Co., Inc. may be required to provide significant additional services for which they may charge an additional administrative fee.

We will indemnify Ryan Beck & Co., Inc. against liabilities and expenses, including legal fees, incurred in connection with certain claims or litigation arising out of or based upon untrue statements or omissions contained in the offering materials for the common stock, including liabilities under the Securities Act of 1933, as amended.

Description of Sales Activities

Delanco Bancorp will offer the common stock in the subscription offering and direct community offering principally by the distribution of this prospectus and through activities conducted at our Stock Information Center. The Stock Information Center, which will be managed by employees of Ryan Beck & Co., Inc., is expected to operate during normal business hours throughout the subscription offering and direct community offering. Employees of Ryan Beck & Co., Inc. will be responsible for responding to questions regarding the offering and will manage the administrative functions of the Stock Information Center, such as mailing materials relating to the offering and processing stock orders.

Sales of common stock will be made by registered representatives affiliated with Ryan Beck & Co., Inc. or by the selected dealers managed by Ryan Beck & Co., Inc. Delanco Federal Savings Bank’s officers and employees may participate in the offering in clerical capacities, providing administrative support in effecting sales transactions or, when permitted by state securities laws, answering questions of a mechanical nature relating to the proper execution of the order form. Delanco Federal Savings Bank’s officers may answer questions regarding our business when permitted by state securities laws. Other questions of prospective purchasers, including questions as to the advisability or nature of the investment, will be directed to registered representatives. Delanco Federal Savings Bank’s officers and employees have been instructed not to solicit offers to purchase common stock or provide advice regarding the purchase of common stock.

None of Delanco Federal Savings Bank’s officers, directors or employees will be compensated, directly or indirectly, for any activities in connection with the offer or sale of securities issued in the offering.

None of Delanco Federal Savings Bank’s personnel participating in the offering is registered or licensed as a broker or dealer or an agent of a broker or dealer. Delanco Federal Savings Bank’s personnel will assist in the above-described sales activities under an exemption from registration as a broker or dealer provided by Rule 3a4-1 promulgated under the Securities Exchange Act of 1934. Rule 3a4-1 generally provides that an “associated person of an issuer” of securities will not be deemed a broker solely by reason of participation in the sale of securities of the issuer if the associated person meets certain conditions. These conditions include, but are not limited to, that the associated person participating in the sale of an issuer’s securities not be compensated in connection with the offering at the time of participation, that the person not be associated with a broker or dealer and that the person observe certain limitations on his or her participation in the sale of securities. For purposes of this exemption, “associated person of an issuer” is defined to include any person who is a director, officer or employee of the issuer or a company that controls, is controlled by or is under common control with the issuer.

Procedure for Purchasing Shares in the Subscription and Direct Community Offerings

Prospectus Delivery. To ensure that each purchaser receives a prospectus at least 48 hours before the expiration date of the offering in accordance with Rule 15c2-8 of the Securities Exchange Act of 1934, no prospectus will be mailed any later than five days prior to the expiration date or hand delivered any later than two days prior to that date. We are not obligated to deliver a prospectus or order form by means other than U.S. Mail. Execution of an order form will confirm receipt of delivery of a prospectus in accordance with Rule 15c2-8. Stock order forms will be distributed only if preceded or accompanied by a prospectus.

Termination of Offering; Rejection of Orders. We reserve the right in our sole discretion to terminate the offering at any time and for any reason, in which case we will cancel any deposit account withdrawal holds and promptly return all funds submitted, with interest calculated at Delanco Federal Savings Bank’s passbook savings rate from the date of receipt.

We have the right to reject any order submitted in the offering by a person who we believe is making false representations or who we otherwise believe, either alone or acting in concert with others, is violating, evading, circumventing, or intends to violate, evade or circumvent the terms and conditions of the plan of stock issuance.

Use of Order Forms. In order to purchase shares of common stock in the subscription offering and direct community offering, you must submit a properly completed and signed original stock order form. We will not be required to accept orders submitted on photocopied or facsimilied stock order forms. All order forms must be received by our Stock Information Center (not postmarked) prior to 12:00 Noon Eastern time on [DATE1], 2007. Your order form must be accompanied by full payment for all of the shares subscribed for or include appropriate authorization in the space provided on the order form for withdrawal of full payment from a deposit account with Delanco Federal Savings Bank. You may submit your order form and payment in one of three ways: by mail using the reply envelope provided; by overnight delivery to the indicated address noted on the form; or by hand delivery to the Stock Information Center located at our Cinnaminson office. Order forms may not be delivered to Delanco Federal Savings Bank’s main office. Our interpretation of the terms and conditions of the plan of stock issuance and of the acceptability of the order forms will be final.

We need not accept order forms that are received after the expiration of the subscription offering or direct community offering, as the case may be, or that are executed defectively or that are received without full payment or without appropriate withdrawal instructions. We have the right to waive or permit the correction of incomplete or improperly executed order forms, but do not represent that we will do so. Once received, an executed order form may not be modified, amended or rescinded without our consent unless the offering has not been completed within 45 days after the end of the subscription offering, unless extended.

To ensure that your stock purchase eligibility and priority are properly identified, you must list all qualifying deposit accounts or loans on the order form, giving all names in each account and the account number. We will strive to identify your ownership in all accounts, but cannot guarantee we will identify all accounts in which you have an ownership interest. When entering the stock registration on your stock order form, you should not add the name(s) of persons without subscription rights, or who qualify only in a lower purchase priority than you.

By executing the stock order form, you will be certifying that you received this prospectus and acknowledging that the common stock is not a deposit account and is not insured or guaranteed by the federal government. You also will be acknowledging that you received disclosure concerning the risks involved in this offering. The acknowledgment could be used as support to show that you understand the nature of this investment.

Payment for Shares. Payment for all shares of common stock will be required to accompany all completed order forms for the purchase to be valid. Payment for shares may be made only by:

•
Personal check, bank check or money order made payable directly to Delanco Bancorp, Inc. (you may not remit Delanco Federal Savings Bank line of credit checks, and we will not accept wire transfers or third party checks, including those payable to you and endorsed over to Delanco Bancorp, Inc.); or

•	Authorization of withdrawal from the types of Delanco Federal Savings Bank deposit account(s) provided for on the stock order form.

Checks and money orders will be cashed immediately and the subscription funds will be held by Delanco Federal Savings Bank or, at our discretion, in an escrow account at an independent insured depository institution. Interest will be paid on payments made by check, bank check or money order at our passbook savings rate from the date payment is received at the Stock Information Center until the completion or termination of the offering.

If payment is made by authorization of withdrawal from deposit accounts, the funds authorized to be withdrawn from a deposit account will continue to accrue interest at the contractual rates until completion or termination of the offering, unless the certificate matures after the date of receipt of the order form but before closing or termination of the offering, in which case funds will earn interest at the passbook savings rate from the date of maturity until the offering is completed or terminated. For authorized withdrawals, a hold will be placed on the funds, making them unavailable to the depositor during the offering. When the offering is completed, the funds will be withdrawn and used to purchase the shares of common stock ordered.

The shares of common stock issued in the offering cannot and will not be insured by the Federal Deposit Insurance Corporation or any other government agency. If the offering is not consummated for any reason, all funds submitted will be promptly refunded with interest as described above.

If a subscriber authorizes us to withdraw the amount of the purchase price from his or her deposit account, we will do so as of the completion of the offering, though the account must contain the full amount necessary for payment at the time the subscription order is received. On your stock order form, please do not designate a withdrawal from accounts with check-writing privileges. Please submit a check instead. We will waive any applicable penalties for early withdrawal from certificate of deposit accounts. If the remaining balance in a certificate account is reduced below the applicable minimum balance requirement at the time funds are actually withdrawn, the certificate will be canceled at the time of the withdrawal, without penalty, and the remaining balance will earn interest at our passbook savings rate. You may not authorize direct withdrawal from a Delanco Federal Savings Bank IRA. If you wish to use funds in your Delanco Federal Savings Bank IRA to purchase shares of our common stock, please refer to the following section.

The employee stock ownership plan will not be required to pay for the shares subscribed for at the time it subscribes, but rather may pay for shares of common stock subscribed for upon the completion of the offering; provided that there is in force from the time of its subscription until the completion of the offering a loan commitment from an unrelated financial institution or from us to lend to the employee stock ownership plan, at that time, the aggregate purchase price of the shares for which it subscribed.

We may, in our sole discretion, permit institutional investors to submit irrevocable orders together with the legally binding commitment for payment and to thereafter pay for such shares of common stock for which they subscribe in the direct community offering at any time prior to the 48 hours before the completion of the offering. This payment may be made by wire transfer.

Using IRA Funds To Purchase Shares.  Our individual retirement accounts (IRAs) do not permit investment in common stock. A depositor interested in using his or her IRA funds to purchase common stock must do so through a self-directed IRA. Since we do not offer those accounts, we will allow a depositor to make a trustee-to-trustee transfer of funds in a Delanco Federal Savings Bank IRA to a trustee offering a self-directed IRA program. There will be no early withdrawal or Internal Revenue Service interest penalties for such transfers. The new trustee would hold the common stock in a self-directed account in the same manner as we now hold the depositor’s IRA funds. An annual administrative fee may be payable to the new trustee. Depositors interested in using funds in a Delanco Federal Savings Bank IRA or any other IRA to purchase common stock should contact the Stock Information Center at least two weeks before [DATE1], 2007 because processing such transactions takes additional time. Whether or not you may use retirement funds for the purchase of shares in the offering depends on timing constraints and, possibly, limitations imposed by the institution where the funds are held.

How We Determined the Offering Range and the $10.00 Purchase Price

Federal regulations require that the aggregate purchase price of the securities sold in connection with the offering be based upon our estimated pro forma value on a fully converted basis, as determined by an independent appraisal. The term “fully converted” means that the appraiser assumed that 100% of our stock had been sold to the public. We have retained Keller & Company, Inc., which is experienced in the evaluation and appraisal of business entities, to prepare the independent appraisal. Keller & Company will receive fees totaling $30,000 for its appraisal services, plus reasonable out-of-pocket expenses. We have agreed to indemnify Keller & Company under certain circumstances against liabilities and expenses, including legal fees, arising out of, related to, or based upon the offering.

Keller & Company prepared the appraisal taking into account the pro forma impact of the offering. For its analysis, Keller & Company undertook substantial investigations to learn about our business and operations. We supplied financial information, including annual financial statements, information on the composition of assets and liabilities, and other financial schedules. In addition to this information, Keller & Company reviewed our stock issuance application as filed with the Office of Thrift Supervision and our registration statement as filed with the Securities and Exchange Commission. Furthermore, Keller & Company visited our facilities and had discussions with our management. Keller & Company did not perform a detailed individual analysis of the separate components of our assets and liabilities. We did not impose any limitations on Keller & Company in connection with its appraisal.

In connection with its appraisal, Keller & Company reviewed the following factors, among others:

•	the economic make-up of our primary market area;

•	our financial performance and condition in relation to publicly traded, fully converted financial institution holding companies that Keller & Company deemed comparable to us;

•	the specific terms of the offering of our common stock;

•	the pro forma impact of the additional capital raised in the offering;

•	our proposed dividend policy;

•	conditions of securities markets in general; and

•	the market for thrift institution common stock in particular.

Consistent with Office of Thrift Supervision appraisal guidelines, Keller & Company’s analysis utilized three selected valuation procedures, the price/book method, the price/core earnings method, and the price/assets method, all of which are described in its report. Keller & Company’s appraisal report is filed as an exhibit to the registration statement that we have filed with the Securities and Exchange Commission. See “Where You Can Find More Information.” Keller & Company placed the greatest emphasis on the price/book method in estimating pro forma market value. Keller & Company compared the pro forma price/book and price/tangible book for Delanco Bancorp to the same ratios for a peer group of comparable companies. The peer group consisted of ten publicly traded, fully converted, financial institution holding companies based in the New England, Mid-Atlantic and Midwest regions of the United States. The peer group included companies with:

•	average assets of $371.8 million;

•	average non-performing assets of 0.55% of total assets;

•	average loans of 69.6% of total assets;

•	average equity of 8.7% of total assets; and

•	average core income of 0.40% of average assets.

On the basis of the analysis in its report, Keller & Company has advised us that, in its opinion, as of November 20, 2006, our estimated pro forma market value on a fully converted basis was within the valuation range of $15,300,000 and $20,700,000 with a midpoint of $18,000,000.

The following table presents a summary of selected pricing ratios for Delanco Bancorp on a fully-converted basis, for the peer group companies on a fully-converted basis and for all publicly traded thrifts. Compared to the average pricing ratios of the peer group, Delanco Bancorp’s pro forma pricing ratios at the midpoint of the offering range indicated a discount of 39.9% on a price-to-book value basis and a discount of 42.6% on a price-to-tangible book value basis. The price-to-core earnings multiple for Delanco Bancorp was not meaningful for the 12 months ended September 30, 2006 because we had negative core earnings during this period.

	Price to Core Earnings Multiple(1)	Price to Book Value Ratio(2)	Price to Tangible Book Value Ratio(2)
Delanco Bancorp (pro forma on a fully-converted basis):
Minimum	N/M	69.77%	70.35%
Midpoint	N/M	73.67%	74.22%
Maximum	N/M	76.64%	77.15%
Maximum, as adjusted	N/M	79.53%	80.01%

Peer Group:
Average	25.19x	122.62%	129.23%
Median	21.69x	121.85%	133.80%

All fully-converted, publicly-traded thrifts:
Average	24.76x	137.60%	155.20%
Median	17.38x	128.66%	137.30%

(1)	Ratios are based on earnings for the 12 months ended September 30, 2006 and share prices as of November 20, 2006.
(2)	Ratios are based on book value as of September 30, 2006 and share prices as of November 20, 2006.

Our board of directors reviewed Keller & Company’s appraisal report, including the methodology and the assumptions used by Keller & Company, and determined that the valuation range was reasonable and adequate. Our board of directors determined that 45% of the shares of our common stock should be sold in the offering at a purchase price of $10.00 per share. Multiplying this percentage by Keller & Company’s valuation range yielded an offering range of $6,885,000 to $9,315,000, with a midpoint of $8,100,000. Dividing these dollar amounts by the purchase price resulted in an offering range of between 688,500 and 931,500 shares, with a midpoint of 810,000 shares. The purchase price of $10.00 per share was determined by us, taking into account, among other factors, the requirement under Office of Thrift Supervision regulations that the common stock be offered in a manner that will achieve the widest distribution of the stock and desired liquidity in the common stock after the offering.

Since the outcome of the offering relates in large measure to market conditions at the time of sale, it is not possible for us to determine the exact number of shares that we will issue at this time. The offering range may be amended, with the approval of the Office of Thrift Supervision, if necessitated by developments following the date of the appraisal in, among other things, market conditions, our financial condition or operating results, regulatory guidelines or national or local economic conditions.

If, upon completion of the subscription offering, at least the minimum number of shares are subscribed for, Keller & Company, after taking into account factors similar to those involved in its prior appraisal, will determine its estimate of our pro forma market value as of the close of the subscription offering. If, as a result of regulatory considerations, demand for the shares or changes in market conditions, Keller & Company determines that our pro forma market value has increased, we may sell up to 1,071,225 shares without any further notice to you.

No shares will be sold unless Keller & Company confirms that, to the best of its knowledge and judgment, nothing of a material nature has occurred that would cause it to conclude that the actual total purchase price of the shares on an aggregate basis was materially incompatible with its appraisal. If, however, the facts do not justify that statement, a new offering range and price per share may be set, in which case all funds would be promptly returned and all subscribers would be given the opportunity to place a new order. If the offering is terminated all subscriptions will be cancelled and subscription funds will be returned promptly with interest, and holds on funds authorized for withdrawal from deposit accounts will be released. If Keller & Company establishes a new valuation range, it must be approved by the Office of Thrift Supervision.

In formulating its appraisal, Keller & Company relied upon the truthfulness, accuracy and completeness of all documents we furnished to it. Keller & Company also considered financial and other information from regulatory agencies, other financial institutions, and other public sources, as appropriate. While Keller & Company believes this information to be reliable, Keller & Company does not guarantee the accuracy or completeness of the information and did not independently verify the financial statements and other data provided by us or independently value our assets or liabilities. The appraisal is not intended to be, and must not be interpreted as, a recommendation of any kind as to the advisability of purchasing shares of common stock. Moreover, because the appraisal must be based on many factors that change periodically, there is no assurance that purchasers of shares in the offering will be able to sell shares after the offering at prices at or above the purchase price.

Copies of the appraisal report of Keller & Company, including any amendments to the report, and the detailed memorandum of the appraiser setting forth the method and assumptions for such appraisal are available for inspection at our main office and the other locations specified under “Where You Can Find More Information.”

Delivery of Certificates

Certificates representing the common stock sold in the offering will be mailed by our transfer agent to the persons whose subscriptions or orders are filled at the addresses of such persons designated on the stock order form as soon as practicable following completion of the offering. We will hold certificates returned as undeliverable until claimed by the persons legally entitled to the certificates or otherwise disposed of in accordance with applicable law. Until certificates for common stock are available and delivered to subscribers, subscribers may not be able to sell their shares, even though trading of the common stock will have commenced.

Restrictions on Repurchase of Stock

Under Office of Thrift Supervision regulations, for a period of one year from the date of the completion of the offering we may not repurchase any of our common stock from any person, except (1) in an offer made to all stockholders to repurchase the common stock on a pro rata basis, approved by the Office of Thrift Supervision, (2) the repurchase of qualifying shares of a director, or (3) repurchases to fund restricted stock plans or tax-qualified employee stock benefit plans. Where extraordinary circumstances exist, the Office of Thrift Supervision may approve the open market repurchase of up to 5% of our common stock during the first year following the offering. To receive such approval, we must establish compelling and valid business purposes for the repurchase to the satisfaction of the Office of Thrift Supervision. Furthermore, repurchases of any common stock are prohibited if they would cause Delanco Federal Savings Bank’s regulatory capital to be reduced below the amount required under the regulatory capital requirements imposed by the Office of Thrift Supervision.

Restrictions on Transfer of Shares Applicable to Officers and Directors

Common stock purchased in the offering will be freely transferable, except for shares purchased by our directors and executive officers.

Shares of common stock purchased by our directors and executive officers and their associates may not be sold for a period of one year following the offering, except upon the death of the stockholder or unless approved by the Office of Thrift Supervision. Shares purchased by these persons in the open market after the offering will be free of this restriction. Shares of common stock issued to directors and executive officers will bear a legend giving appropriate notice of the restriction and, in addition, we will give appropriate instructions to our transfer agent with respect to the restriction on transfers. Any shares issued to directors and executive officers as a stock dividend, stock split or otherwise with respect to restricted common stock will be similarly restricted.

Persons affiliated with us, including our directors and executive officers, received subscription rights based only on their accounts with Delanco Federal Savings Bank as account holders. While this aspect of the offering makes it difficult, if not impossible, for insiders to purchase stock for the explicit purpose of meeting the minimum of the offering, any purchases made by persons affiliated with us for the explicit purpose of meeting the minimum of the offering must be made for investment purposes only, and not with a view towards redistribution. Furthermore, as set forth above, Office of Thrift Supervision regulations restrict sales of common stock purchased in the offering by directors and executive officers for a period of one year following the offering.

Purchases of outstanding shares of our common stock by directors, officers, or any person who becomes an executive officer or director after adoption of the plan of stock issuance, and their associates, during the three-year period following the offering may be made only through a broker or dealer registered with the Securities and Exchange Commission, except with the prior written approval of the Office of Thrift Supervision. This restriction does not apply, however, to negotiated transactions involving more than 1% of our outstanding common stock or to the purchase of stock under stock benefit plans.

We have filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 for the registration of the common stock to be issued in the offering. This registration does not cover the resale of the shares. Shares of common stock purchased by persons who are not affiliates of us may be resold without registration. Shares purchased by an affiliate of us will have resale restrictions under Rule 144 of the Securities Act. If we meet the current public information requirements of Rule 144, each affiliate of ours who complies with the other conditions of Rule 144, including those that require the affiliate’s sale to be aggregated with those of certain other persons, would be able to sell in the public market, without registration, a number of shares not to exceed, in any three-month period, the greater of 1% of our outstanding shares or the average weekly volume of trading in the shares during the preceding four calendar weeks. We may make future provision to permit affiliates to have their shares registered for sale under the Securities Act under certain circumstances.

Material Income Tax Consequences

In connection with the stock offering we have received an opinion of counsel with respect to federal tax laws that no gain or loss will be recognized by account holders receiving subscription rights, except to the extent, if any, that subscription rights are deemed to have fair market value on the date such rights are issued. We believe that the tax opinion summarized below addresses all material federal income tax consequences that are generally applicable to persons receiving subscription rights.

Muldoon Murphy & Aguggia LLP has issued an opinion to us that, for federal income tax purposes:

•
it is more likely than not that the fair market value of the non-transferable subscription rights to purchase shares of common stock of Delanco Bancorp to be issued to eligible account holders, supplemental eligible account holders and other members is zero and, accordingly, that no income will be realized by eligible account holders, supplemental eligible account holders and other members upon the issuance to them of the subscription rights or upon the exercise of the subscription rights;

•
it is more likely than not that the tax basis to the holders of shares of common stock purchased in the stock offering pursuant to the exercise of the subscription rights will be the amount paid therefor, and that the holding period for such shares of common stock will begin on the date of completion of the stock offering; and

•	the holding period for shares of common stock purchased in the direct community offering or syndicated community offering will begin on the day after the date of the purchase.

The statements set forth in the first and second bullet points above are based on the position that the subscription rights do not have any market value at the time of distribution or at the time they are exercised. Whether subscription rights have a market value for federal income tax purposes is a question of fact, depending upon all relevant facts and circumstances. According to our counsel, the Internal Revenue Service will not issue rulings on whether subscription rights have a market value. Counsel has also advised us that they are unaware of any instance in which the Internal Revenue Service has taken the position that nontransferable subscription rights have a market value. Counsel also noted that the subscription rights will be granted at no cost to the recipients, will be nontransferable and of short duration, and will afford the recipients the right only to purchase our common stock at a price equal to its estimated fair market value, which will be the same price as the purchase price for the unsubscribed shares of common stock.

Unlike a private letter ruling issued by the Internal Revenue Service, an opinion of counsel is not binding on the Internal Revenue Service and the Internal Revenue Service could disagree with the conclusions reached in the opinion. If there is a disagreement, no assurance can be given that the conclusions reached in an opinion of counsel would be sustained by a court if contested by the Internal Revenue Service.

The opinion of Muldoon Murphy & Aguggia LLP is filed as an exhibit to the registration statement that we have filed with the Securities and Exchange Commission. See “Where You Can Find More Information.”

Interpretation, Amendment and Termination

To the extent permitted by law, all interpretations by us of the plan of stock issuance will be final; however, such interpretations have no binding effect on the Office of Thrift Supervision. The plan of stock issuance provides that, if deemed necessary or desirable, we may substantively amend the plan of stock issuance as a result of comments from regulatory authorities or otherwise.

Completion of the offering requires the sale of all shares of the common stock within 90 days following approval of the plan of stock issuance by the Office of Thrift Supervision, unless an extension is granted by the Office of Thrift Supervision. If this condition is not satisfied, the plan of stock issuance will be terminated and we will continue our business as a wholly owned subsidiary of Delanco MHC. We may terminate the plan of stock issuance at any time.

Restrictions on Acquisition of Delanco Bancorp

General

Certain provisions in the charter and bylaws of Delanco Bancorp may have antitakeover effects. In addition, regulatory restrictions may make it more difficult for persons or companies to acquire control of us.

Mutual Holding Company Structure

Delanco MHC will own a majority of the outstanding common stock of Delanco Bancorp after the offering and, through its board of directors, will be able to exercise voting control over most matters put to a vote of stockholders. For example, Delanco MHC may exercise its voting control to prevent a sale or merger transaction or to defeat a stockholder nominee for election to the board of directors of Delanco Bancorp. It will not be possible for another entity to acquire Delanco Bancorp without the consent of Delanco MHC. Delanco MHC, as long as it remains in the mutual form of organization, will control a majority of the voting stock of Delanco Bancorp.

Charter and Bylaws of Delanco Bancorp

Although our board of directors is not aware of any effort that might be made to obtain control of us after the offering, the board of directors believed it appropriate to adopt certain provisions permitted by federal regulations that may have the effect of deterring a future takeover attempt that is not approved by our board of directors. The following description of these provisions is only a summary and does not provide all of the information contained in our charter and bylaws. See “Where You Can Find More Information” as to where to obtain a copy of these documents.

Beneficial Ownership Limitation.  Our charter provides that for a period of five years from the date of the consummation of the initial stock offering of Delanco Bancorp, no person other than Delanco MHC may acquire directly or indirectly the beneficial ownership of more than 10% of any class of an equity security of Delanco Bancorp. In the event a person acquires shares in violation of this provision, all shares beneficially owned by such person in excess of 10% will be considered “excess shares” and will not be counted as shares entitled to vote or counted as voting shares in connection with any matters submitted to the stockholders for a vote. This provision does not apply to a transaction in which Delanco Bancorp fully converts from the mutual holding company form of organization.

Board of Directors.

Classified Board. Our board of directors is divided into three classes as nearly as equal in number as possible. The stockholders elect one class of directors each year for a term of three years. The classified board makes it more difficult and time consuming for a stockholder group to fully use its voting power to gain control of the board of directors without the consent of the incumbent board of directors of Delanco Bancorp.

Filling of Vacancies; Removal. The bylaws provide that any vacancy occurring in the board of directors, including a vacancy created by an increase in the number of directors, may be filled by a vote of a majority of the remaining directors although less than a quorum of the board of directors then in office. A person elected to fill a vacancy on the board of directors will serve until the next election of directors by the stockholders. Our bylaws provide that a director may be removed from the board of directors prior to the expiration of his or her term only for cause and only upon the vote of a majority of the outstanding shares of voting stock. These provisions make it more difficult for stockholders to remove directors and replace them with their own nominees.

Elimination of Cumulative Voting. The charter of Delanco Bancorp provides that no shares will be entitled to cumulative voting. The elimination of cumulative voting makes it more difficult for a stockholder group to elect a director nominee.

Qualification. The bylaws provide that no person will be eligible to serve on the board of directors who (1) is under indictment for, or has ever been convicted of, a criminal offense involving dishonesty or breach of trust and the penalty for such offense could be imprisonment for more than one year, or (2) is a person against who a banking agency has, within the past ten years, issued a cease and desist order for conduct involving dishonesty or breach of trust and that order is final and not subject to appeal, or (3) has been found either by a regulatory agency whose decision is final and not subject to appeal or by a court to have (i) breached a fiduciary duty involving personal profit or (ii) committed a willful violation of any law, rule or regulation governing banking, securities, commodities or insurance, or any final cease and desist order issued by a banking, securities, commodities or insurance regulatory agency.

Stockholder Action by Written Consent; Special Meetings of Stockholders. Our stockholders must act only through an annual or special meeting or by unanimous written consent. The bylaws provide that the chairman of the board of directors, the president or a majority of the board of directors or holders of 10% or more of our outstanding shares may request the calling of a special meeting. The provisions of our charter and bylaws limiting stockholder action by written consent and calling of special meetings of stockholders may have the effect of delaying consideration of a stockholder proposal until the next annual meeting, unless a special meeting is called in accordance with the provisions of the bylaws. These provisions also would prevent the holders of a majority of common stock from unilaterally using the written consent procedure to take stockholder action.

Advance Notice Provisions for Stockholder Nominations and Proposals. Our bylaws establish an advance notice procedure for stockholders to nominate directors or bring other business before an annual meeting of stockholders. Advance notice of nominations or proposed business by stockholders gives the board of directors time to consider the qualifications of the proposed nominees, the merits of the proposals and, to the extent deemed necessary or desirable by the board of directors, to inform stockholders and make recommendations about those matters.

Stockholder Nominations. A person may not be nominated for election as a director unless that person is nominated by or at the direction of the board of directors or by a stockholder who has given appropriate notice to Delanco Bancorp before the meeting. Stockholder nominations must be in writing and delivered to the Secretary of Delanco Bancorp at least 30 days prior to the date of the annual meeting, provided however, that in the event that less than 40 days notice or prior public disclosure of the date of the meeting is given or made, notice by a stockholder of his or her intention to nominate a director must be received not later than the close of business on the 10th day following the day on which notice of the date of the annual meeting was mailed or such public disclosure of the annual meeting was made.

Stockholder Proposals. A stockholder may not bring new business before an annual meeting unless the stockholder has given Delanco Bancorp appropriate notice of its intention to bring that business before the meeting. A stockholder may propose new business at an annual meeting; however, such business must be stated in writing and filed with Delanco Bancorp’s Secretary at least 30 days before the date of the annual meeting, provided however, that when public notice of the date of the annual meeting is less than 40 days, notice by the stockholder of a proposal must not be received later than the close of business on the 10th day following the day on which notice of the date of the annual meeting was made to the public. Additionally, if such proposal is not presented, in writing, to Delanco Bancorp’s Secretary at least 30 days prior to such meeting, such nomination or proposal shall be laid over for action at an adjourned, special or annual meeting taking place 30 days or more thereafter. A stockholder who desires to raise new business must provide certain information to Delanco Bancorp concerning the nature of the new business, the stockholder and the stockholder’s interest in the business matter.

Authorized but Unissued Shares of Capital Stock. Following the offering, we will have authorized but unissued shares of common and preferred stock. Our charter authorizes the board of directors to establish one or more series of preferred stock and, for any series of preferred stock, to determine the terms and rights of the series, including voting rights, conversion rates, and liquidation preferences. Although such shares of common and preferred stock could be issued by the board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, it is anticipated that such uses will be unlikely given that Delanco MHC must always own a majority of our common stock.

Regulatory Restrictions

Office of Thrift Supervision Regulations. Office of Thrift Supervision regulations provide that for a period of three years following the date of the completion of the offering, no person, acting singly or together with associates in a group of persons acting in concert, may directly or indirectly offer to acquire or acquire the beneficial ownership of more than 10% of a class of our equity securities without the prior written approval of the Office of Thrift Supervision. Where any person acquires beneficial ownership of more than 10% of a class of our equity securities without the prior written approval of the Office of Thrift Supervision, the securities beneficially owned by such person in excess of 10% may not be voted by any person or counted as voting shares in connection with any matter submitted to the stockholders for a vote, and will not be counted as outstanding for purposes of determining the affirmative vote necessary to approve any matter submitted to the stockholders for a vote.

Restrictions on Remutualization Transactions. Current Office of Thrift Supervision regulations permit a mutual holding company to be acquired by a mutual institution in a remutualization transaction. However, in June 2003 the Office of Thrift Supervision issued a policy statement indicating that it views remutualization transactions as raising significant issues concerning disparate treatment of minority stockholders and mutual members of the target entity and raising issues concerning the effect on the mutual members of the acquiring entity. Under certain circumstances, the Office of Thrift Supervision intends to give these issues special scrutiny and reject applications providing for the remutualization of a mutual holding company unless the applicant can clearly demonstrate that the Office of Thrift Supervision’s concerns are not warranted in the particular case. The Office of Thrift Supervision will require empirical data that demonstrates that the minority stockholders are receiving a reasonable value in proportion to their interest in the company. If any of the pricing parameters specified by the Office of Thrift Supervision are exceeded, the Office of Thrift Supervision will consider requiring that the transaction be approved by a majority of the votes eligible to be cast by the members of the acquiring mutual and the target mutual holding company without the use of running proxies.

Since the Office of Thrift Supervision policy on remutualization transactions was issued, there has been only two such transactions announced. It is likely that the pricing parameters imposed by the Office of Thrift Supervision policy will make remutualization transactions less attractive to mutual holding companies.

Change in Bank Control Act. The acquisition of 10% or more of our outstanding common stock may trigger the provisions of the Change in Bank Control Act. The Office of Thrift Supervision has also adopted a regulation under the Change in Bank Control Act which generally requires persons who at any time intend to acquire control of a federally chartered savings association or its holding company to provide 60 days prior written notice and certain financial and other information to the Office of Thrift Supervision.

The 60-day notice period does not commence until the information is deemed to be substantially complete. Control for these purposes exists in situations in which the acquiring party has voting control of at least 25% of any class of our voting stock or the power to direct our management or policies. However, under Office of Thrift Supervision regulations, control is presumed to exist where the acquiring party has voting control of at least 10% of any class of our voting securities if specified “control factors” are present. The statute and underlying regulations authorize the Office of Thrift Supervision to disapprove a proposed acquisition on certain specified grounds.

Description of Delanco Bancorp Capital Stock

The common stock of Delanco Bancorp represents nonwithdrawable capital, is not an account of any type, and is not insured by the Federal Deposit Insurance Corporation or any other government agency.

General

Delanco Bancorp is authorized to issue 7,000,000 shares of common stock having a par value of $0.01 per share and 3,000,000 shares of preferred stock having a par value of $0.01 per share. Each share of Delanco Bancorp’s common stock has the same relative rights as, and is identical in all respects with, each other share of common stock. Upon payment of the purchase price for the common stock, as required by the plan of stock issuance, all stock will be duly authorized, fully paid and nonassessable. Delanco Bancorp will not issue any shares of preferred stock in the offering.

Common Stock

Dividends. Delanco Bancorp can pay dividends if, as and when declared by its board of directors. The payment of dividends by Delanco Bancorp is limited by law and applicable regulation. See “Our Dividend Policy.” The holders of common stock of Delanco Bancorp will be entitled to receive and share equally in dividends declared by the board of directors of Delanco Bancorp. If Delanco Bancorp issues preferred stock, the holders of the preferred stock may have a priority over the holders of the common stock with respect to dividends.

Voting Rights.  The holders of common stock of Delanco Bancorp will possess exclusive voting rights in Delanco Bancorp. They will elect Delanco Bancorp’s board of directors and act on other matters as are required to be presented to them under federal law or as are otherwise presented to them by the board of directors. Except as discussed in “Restrictions on Acquisition of Delanco Bancorp and Delanco Federal Savings Bank,” each holder of common stock will be entitled to one vote per share and will not have any right to cumulate votes in the election of directors. If Delanco Bancorp issues preferred stock, holders of Delanco Bancorp preferred stock may also possess voting rights.

Liquidation. If there is any liquidation, dissolution or winding up of Delanco Federal Savings Bank, Delanco Bancorp, as the sole holder of Delanco Federal Savings Bank’s capital stock, would be entitled to receive all of Delanco Federal Savings Bank’s assets available for distribution after payment or provision for payment of all debts and liabilities of Delanco Federal Savings Bank, including all deposit accounts and accrued interest. Upon liquidation, dissolution or winding up of Delanco Bancorp, the holders of its common stock would be entitled to receive all of the assets of Delanco Bancorp available for distribution after payment or provision for payment of all its debts and liabilities. If Delanco Bancorp issues preferred stock, the preferred stock holders may have a priority over the holders of the common stock upon liquidation or dissolution.

Preemptive Rights; Redemption.  Holders of the common stock of Delanco Bancorp will not be entitled to preemptive rights with respect to any shares that may be issued. The common stock cannot be redeemed.

Preferred Stock

Delanco Bancorp will not issue any preferred stock in the offering and it has no current plans to issue any preferred stock after the offering. Preferred stock may be issued with designations, powers, preferences and rights as the board of directors may from time to time determine. The board of directors can, without stockholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be Registrar and Transfer Company, Cranford, New Jersey.

Registration Requirements

We have registered our common stock with the Securities and Exchange Commission under Section 12(g) of the Securities Exchange Act of 1934, as amended, and will not deregister our common stock for a period of at least three years following the offering. As a result of registration, the proxy and tender offer rules, insider trading reporting and restrictions, annual and periodic reporting and other requirements of that statute will apply.

Legal and Tax Opinions

The legality of our common stock has been passed upon for us by Muldoon Murphy & Aguggia LLP, Washington, D.C. The federal tax consequences of the stock offering have been opined upon by Muldoon Murphy & Aguggia LLP. Muldoon Murphy & Aguggia LLP has consented to the references to its opinions in this prospectus. Certain legal matters will be passed upon for Ryan Beck & Co., Inc. by Luse Gorman Pomerenk & Schick, P.C.

Experts

The financial statements of Delanco Bancorp, Inc. as of March 31, 2006 and 2005, and for each of the years in the two year period ended March 31, 2006 included in this prospectus and in the registration statement have been audited by Connolly, Grady & Cha, P.C., an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement (which report expresses an unqualified opinion), and has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Keller & Company has consented to the summary in this prospectus of its report to us setting forth its opinion as to our estimated pro forma market value and to the use of its name and statements with respect to it appearing in this prospectus.

Where You Can Find More Information

We have filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended, that registers the common stock offered in the stock offering. This prospectus forms a part of the registration statement. The registration statement, including the exhibits, contains additional relevant information about us and our common stock. The rules and regulations of the Securities and Exchange Commission allow us to omit certain information included in the registration statement from this prospectus. You may read and copy the registration statement at the Securities and Exchange Commission’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the Securities and Exchange Commission’s public reference rooms. The registration statement also is available to the public from commercial document retrieval services and at the Internet World Wide Website maintained by the Securities and Exchange Commission at “http://www.sec.gov.”

Delanco Bancorp has filed an application for approval of the plan of stock issuance with the Office of Thrift Supervision. This prospectus omits certain information contained in the application. The application may be inspected, without charge, at the offices of the Office of Thrift Supervision, 1700 G Street, NW, Washington, D.C. 20552 and at the offices of the Regional Director of the Office of Thrift Supervision at the Northeast Regional Office of the Office of Thrift Supervision, Harborside Financial Center Plaza Five, Suite 1600, Jersey City, New Jersey 07311.

A copy of the plan of stock issuance and each of Delanco Federal Savings Bank’s and Delanco Bancorp’s charter and bylaws are available without charge from Delanco Federal Savings Bank.

The appraisal report of Keller & Company has been filed as an exhibit to our registration statement and to our application to the Office of Thrift Supervision. Portions of the appraisal report were filed electronically with the Securities and Exchange Commission and are available on its website as described above. The entire appraisal report is available at the public reference room of the Securities and Exchange Commission and the offices of the Office of Thrift Supervision as described above.

Index to Financial Statements of
Delanco Bancorp, Inc.

Page

Report of Independent Registered Public Accounting Firm	F-1

Consolidated Statements of Financial Condition as of September 30, 2006 (unaudited) and March 31, 2006 and 2005	F-2

Consolidated Statements of Income for the Six Months Ended September 30, 2006 and 2005 (unaudited) and for the Years Ended March 31, 2006 and 2005	F-4

Consolidated Statements of Changes in Stockholders’ Equity and Comprehensive Income for the Six Months Ended September 30, 2006 (unaudited) and for the Years Ended March 31, 2006 and 2005	F-5

Consolidated Statements of Cash Flows for the Six Months Ended September 30, 2006 and 2005 (unaudited) and for the Years Ended March 31, 2006 and 2005	F-7

Notes to Consolidated Financial Statements	F-9

* * *

All schedules are omitted as the required information either is not applicable or is included in the financial statements or related notes.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Delanco Bancorp, Inc. and subsidiary
615 Burlington Avenue
Delanco, New Jersey 08075

We have audited the accompanying consolidated statements of financial condition of Delanco Bancorp, Inc. and subsidiary as of March 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholder’s equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Delanco Bancorp, Inc. and subsidiary as of March 31, 2006 and 2005, and the results of their operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Connolly, Grady & Cha, P.C.

Certified Public Accountants

Philadelphia, Pennsylvania

October 17, 2006 (Except for Note 18, as to which the date is November 20, 2006)

DELANCO BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

ASSETS

	September 30,	March 31,
	2006	2006	2005
	(Unaudited)
Cash and cash equivalents

Cash and amounts due from depository institutions	$834,972	$312,943	$361,607
Interest-bearing deposits in other banks	1,111,926	5,240,115	4,938,087

Total cash and cash equivalents	1,946,898	5,553,058	5,299,694

Investment Securities

Securities held-to-maturity	18,562,858	20,167,613	24,014,444
Securities available-for-sale	519,388	674,627	2,810,633

Total investment securities	19,082,246	20,842,240	26,825,077

Loans, net of allowance for loan losses of $267,448 at September 30, 2006 (unaudited), $237,448 and $227,448 at March 31, 2006 and 2005, respectively	56,089,725	41,368,965	34,773,543

Accrued interest receivable	373,367	286,050	302,581

Premises and equipment, net	8,393,768	6,875,521	2,823,721

Investment required by law-stock in Federal Home
Loan Bank, at cost	147,700	105,700	422,400

Deferred income taxes	32,200

Investment in non-marketable security			15,000

Bank-owned life insurance	119,024	113,990	103,720

Pre-paid income taxes	118,325

Other assets	261,795	335,245	368,434

TOTAL ASSETS	$86,565,048	$75,480,769	$70,934,170

(Continued)

DELANCO BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

LIABILITIES AND STOCKHOLDER’S EQUITY

	Six Months Ended September 30,	March 31,
	2006	2006	2005
	(Unaudited)
LIABILITIES

Deposits

Non-interest bearing deposits	$3,201,787	$2,450,557	$1,745,192
Interest bearing deposits	73,376,015	64,081,772	60,551,965

Total deposits	76,577,802	66,532,329	62,297,157

Advances from Federal Home Loan Bank	1,000,000

Accrued interest payable	137,393	47,529	15,640

Advance payments by borrowers for taxes and insurance	232,151	226,639	216,754

Deferred income taxes		66,800	82,688

Other liabilities	464,574	385,785	432,832

Total liabilities	78,411,920	67,259,082	63,045,071

COMMITMENTS AND CONTINGENCIES

STOCKHOLDER’S EQUITY

Preferred stock, $.01 par value, 3,000,000 shares authorized, No shares issued

Common stock, $.01 par value, 7,000,000 shares authorized, 100 shares issued and outstanding	1	1	1

Retained earnings, substantially restricted	7,972,880	7,952,763	7,636,325

Accumulated other comprehensive income	180,247	268,923	252,773

Total stockholder’s equity	8,153,128	8,221,687	7,889,099

TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	$86,565,048	$75,480,769	$70,934,170

See notes to consolidated financial statements.

DELANCO BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME

	Six Months Ended September 30,		Years Ended March 31,
	2006	2005	2006	2005
	(Unaudited)
INTEREST INCOME
Loans	$1,547,774	$1,032,468	$2,137,927	$2,116,474
Investment securities	497,255	656,956	1,251,369	1,285,702
Total interest income	2,045,029	1,689,424	3,389,296	3,402,176

INTEREST EXPENSE
Interest-bearing checking accounts	20,653	17,911	39,909	39,179
Passbook and money market accounts	303,804	128,852	287,773	196,536
Certificates of deposits	640,421	467,963	994,860	846,340
Advances from Federal Home Loan Bank	32,703	128	503	840
Total interest expense	997,581	614,854	1,323,045	1,082,895

Net interest income	1,047,448	1,074,570	2,066,251	2,319,281

Provision for loan losses	30,000		10,000	12,500

Net interest income after provision for loan losses	1,017,448	1,074,570	2,056,251	2,306,781

NONINTEREST INCOME
Net gain on sale of non-marketable securities		343,460	345,166
Net gain (loss) on sale of securities available-for-sale	193,709		(19,102)
Service charges	41,173	47,355	96,244	96,900
Income from bank owned life insurance	5,034	10,270	10,270	20,124
Other	22,038	22,060	40,906	37,230
Total noninterest income	261,954	423,145	473,484	154,254

NONINTEREST EXPENSE
Salaries and employee benefits	757,916	619,221	1,305,277	1,092,429
Advertising	19,789	20,978	46,572	42,060
Office supplies, telephone and postage	45,647	27,103	56,810	40,504
Net occupancy expense	145,308	97,204	202,257	191,987
Federal insurance premiums	4,016	4,275	8,378	9,129
Data processing expenses	65,850	41,404	99,324	86,634
MAC expenses	25,472	25,335	49,738	48,847
Bank charges and fees	26,248	26,343	54,736	62,917
Insurance and surety bond premium	20,153	20,221	40,531	28,747
Dues and subscriptions	18,035	18,337	43,818	25,111
Audit service	18,000	18,000	36,000	32,400
On-line banking expense	29,492	23,035	33,109	34,695
Other operating expense	80,704	68,159	162,029	162,437
Total noninterest expense	1,256,630	1,009,615	2,138,579	1,857,897

INCOME BEFORE INCOME TAX EXPENSE	22,772	488,100	391,156	603,138

Federal income tax	1,653	82,872	52,831	189,722
State income tax	1,002	41,921	21,887	67,425
Total income taxes	2,655	124,793	74,718	257,147

NET INCOME	$20,117	$363,307	$316,438	$345,991

See notes to consolidated financial statements.

DELANCO BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER’S EQUITY
AND COMPREHENSIVE INCOME
SIX MONTHS ENDED SEPTEMBER 30, 2006 AND 2005 (UNAUDITED)
YEARS ENDED MARCH 31, 2006 AND 2005

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Equity

BALANCES, MARCH 31, 2006	$1	$7,952,763	$268,923	$8,221,687

COMPREHENSIVE (LOSS)

Net income, six months ended September 30, 2006 (unaudited)		20,117		20,117

Other comprehensive income, net of tax:
Change in unrealized gain (loss) on securities available-for- sale, net of deferred income taxes of $7,970			10,565	10,565

Less: reclassification adjustment, net of deferred income taxes of ($74,866)			(99,241)	(99,241)

Total comprehensive (loss) (unaudited)				(68,559)

BALANCES, SEPTEMBER 30, 2006 (Unaudited)	$1	$7,972,880	$180,247	$8,153,128

BALANCES, MARCH 31, 2005	$1	$7,636,325	$252,773	$7,889,099

COMPREHENSIVE INCOME
Net income, six months ended September 30, 2005 (unaudited)		363,307		363,307

Other comprehensive income, net of tax:
Change in unrealized gain (loss) on securities available-for- sale, net of deferred income taxes of ($10,792)			(14,306)	(14,306)

Total comprehensive income (unaudited)				349,001

BALANCES, SEPTEMBER 30, 2005 (Unaudited)	$1	$7,999,632	$238,467	$8,238,100

See notes to consolidated financial statements.

DELANCO BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER’S EQUITY
AND COMPREHENSIVE INCOME
SIX MONTHS ENDED SEPTEMBER 30, 2006 AND 2005 (UNAUDITED)
YEARS ENDED MARCH 31, 2006 AND 2005

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Total Equity

BALANCES, MARCH 31, 2004	$1	$7,290,334	$286,649	$7,576,984

COMPREHENSIVE INCOME
Net income		345,991		345,991

Other comprehensive income, net of tax:
Change in unrealized gain (loss) on securities available-for - sale, net of deferred income taxes of ($22,339)			(33,876)	(33,876)

Total comprehensive income				312,115

BALANCES, MARCH 31, 2005	$1	$7,636,325	$252,773	$7,889,099

COMPREHENSIVE INCOME
Net income		316,438		316,438

Other comprehensive income, net of tax:
Change in unrealized gain (loss) on securities available-for - sale, net of deferred income taxes of $12,328			16,341	16,341

Less: reclassification adjustment, net of deferred income taxes of ($144)			(191)	(191)

Total comprehensive income				332,588

BALANCES, MARCH 31, 2006	$1	$7,952,763	$268,923	$8,221,687

See notes to consolidated financial statements.

DELANCO BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended September 30,		Years Ended March 31,
	2006	2005	2006	2005
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$20,117	$363,307	$316,438	$345,991
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Deferred income taxes	(99,000)	(46,788)	(15,888)	(40,600)
Depreciation	63,834	38,554	79,533	74,123
Discount accretion net of premium amortization	(5,530)	(6,000)	(11,998)	(11,848)
Income from bank owned life insurance	(5,034)	(10,270)	(10,270)	(20,124)
Provision for loan losses	30,000		10,000	12,500
Net (gain) loss on sale of securities available-for-sale	(193,709)		19,102
Net income from gain on sale of non marketable security		(343,460)	(345,166)

Changes in operating assets and liabilities:
(Increase) decrease in:
Accrued interest receivable	(87,317)	13,720	16,531	22,074
Other assets	73,450	170,149	33,189	(34,466)
Prepaid taxes	(118,325)
Increase (decrease) in:
Accrued interest payable	89,864	5,908	31,889	1,162
Other liabilities	78,789	107,849	(47,047)	2,227

Net cash provided by operating activities	(152,861)	292,969	76,313	351,039

CASH FLOWS FROM INVESTING ACTIVITIES

Proceeds from sale of non marketable securities		358,460	360,166
Purchases of securities available-for-sale	(3,120)	(189,701)	(195,973)
Proceeds from sale of securities available-for-sale	263,048		2,329,027
Purchases of securities held-to-maturity				(1,500,050)
Proceeds from maturities and principal repayments of securities held-to-maturity	1,610,629	1,590,501	3,858,829	5,964,920
Proceeds from sale (purchase) of investment required by law - stock in Federal Home Loan Bank	(42,000)	(96,600)	316,700	(300)
Net increase in loans	(14,750,760)	(600,479)	(6,605,422)	(1,508,769)
Purchases of premises and equipment	(1,582,081)	(1,461,581)	(4,131,333)	(586,003)

Net cash provided by (used in) investing activities	(14,504,284)	(399,400)	(4,068,006)	2,369,798

CASH FLOWS FROM FINANCING ACTIVITIES

Net increase (decrease) in deposits	10,045,473	(337,770)	4,235,172	(133,519)
Net increase (decrease) in advance payments by borrowers for taxes and insurance	5,512	(23,420)	9,885	(8,832)
Advances from Federal Home Loan Bank	1,000,000

Net cash provided by (used in) financing activities	11,050,985	(361,190)	4,245,057	(142,351)

(Continued)

DELANCO BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended September 30,		Years Ended March 31,
	2006	2005	2006	2005
	(Unaudited)

NET INCREASE (DECREASE)IN CASH AND CASH EQUIVALENTS	$(3,606,160)	$(467,621)	$253,364	$2,578,486

Cash and cash equivalents, beginning of the period	5,553,058	5,299,694	5,299,694	2,721,208

CASH AND CASH EQUIVALENTS, END OF PERIOD	$1,946,898	$4,832,073	$5,553,058	$5,299,694

SUPPLEMENTAL DISCLOSURES

Cash paid during the period for interest	$907,717	$608,818	$1,287,904	$1,078,885

Cash paid during the period for income taxes	$36,979	$105,163	$248,903	$326,320

Loans transferred to foreclosed real estate during the period	$-0-	$-0-	$-0-	$-0-

Proceeds from sales of foreclosed real estate financed through loans	$-0-	$-0-	$-0-	$-0-

Total increase (decrease)in unrealized gain on securities available-for-sale	$(155,572)	$(25,097)	$16,150	$(33,876)

See notes to consolidated financial statements.

DELANCO BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006 AND 2005 (UNAUDITED)
MARCH 31, 2006 AND 2005

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Delanco Bancorp, Inc. (The Company), is a federally-chartered subsidiary holding company whose principal activity is the ownership and management of its wholly-owned subsidiary, Delanco Federal Savings Bank (The Bank), and its wholly-owned inactive subsidiary, Delanco Financial Services Corporation. The Company is wholly owned by Delanco MHC, a federally chartered mutual holding Company. Delanco MHC had virtually no operations or assets other than an investment in the Company, and is not included in these financial statements. The Bank provides a variety of financial services to individual and business customers located primarily in Delanco, New Jersey and surrounding areas. The Bank’s primary source of revenue is from single-family residential and commercial loans. The Bank is subject to regulation by the Office of Thrift Supervision and the Federal Deposit Insurance Corporation.

Basis of Consolidation

The consolidated financial statements of Delanco Bancorp, Inc. include the accounts of Delanco Federal Savings Bank, and its subsidiary, Delanco Financial Services Corporation. All intercompany accounts and transaction have been eliminated in consolidation.

The accompanying financial statements and related footnote data as of September 30, 2006 and the six months ended September 30, 2006 and 2005, are unaudited, but in the opinion of management include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation thereof. The results of operations for the six months ended September 30, 2006 and 2005 are not necessarily indicative of the results that may be expected for a full year.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and the valuation of foreclosed real estate. In connection with the determination of the estimated losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties.

A majority of the Bank’s loan portfolio consist of single-family residential and commercial loans in the State of New Jersey. Accordingly, the ultimate collectibility of a substantial portion of the Bank’s loan portfolio and the recovery of a substantial portion of the carrying amount of foreclosed real estate are susceptible to changes in local market conditions.

While management uses available information to recognize losses on loans and foreclosed real estate, further reductions in the carrying amounts of loans and foreclosed assets may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans and foreclosed real estate. Such agencies may require the Bank to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans and foreclosed real estate may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

DELANCO BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006 AND 2005 (UNAUDITED)
MARCH 31, 2006 AND 2005

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Securities

Securities Held-to-Maturity: Securities that management have the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts that are recognized in interest income using the interest method over the period to maturity. Mortgage-backed securities represent participating interests in pools of long-term first mortgage loans originated and serviced by issuers of the securities. Mortgage-backed securities are carried at unpaid principal balances, adjusted for unamortized premiums and unearned discounts. Premiums and discounts are amortized using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments.

Securities Available-for-Sale: Available-for-sale securities consist of investment securities not classified as trading securities nor as held-to-maturity securities. Unrealized holding gains and losses, net of tax, on available-for-sale securities are included in other comprehensive income. Realized gains (losses) on available-for-sale securities are included in other income (expense) and, when applicable, are reported as a reclassification adjustment, net of tax, in other comprehensive income. Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. The amortization of premiums and the accretion of discounts are recognized in interest income using the interest method over the period of maturity.

Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses. In estimating other than temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Loans and Allowance for Loan Losses

The Bank grants mortgage, commercial, consumer and lines of credit loans to customers. A substantial portion of the loan portfolio is represented by mortgage and commercial loans in New Jersey. The ability of the Bank’s debtors to honor their contracts is dependent upon the real estate and general economic conditions in New Jersey.

Loans are stated at unpaid principal balances, less the allowance for loan losses and net deferred loan fees and unearned discounts.

Loan origination and commitment fees, as well as certain direct origination costs, are deferred and amortized as a yield adjustment over the contractual lives of the related loans using the interest method. Amortization of deferred loan fees is discontinued when a loan is placed on nonaccrual status.

The recognition of income on a loan is discontinued and previously accrued interest is reversed, when interest or principal payments become ninety (90) days past due unless, in the opinion of management, the outstanding interest remains collectible. Past due status is determined based on contractual terms. Interest is subsequently recognized only as received until the loan is returned to accrual status. A loan is restored to accrual status when all interest and principal payments are current and the borrower has demonstrated to management the ability to make payments of principal and interest as scheduled. The Bank’s practice is to charge off any loan or portion of a loan when the loan is determined by management to be uncollectible due to the borrower’s failure to meet repayment terms, the borrower’s deteriorating or deteriorated financial condition, the depreciation of the underlying collateral, the loan’s classification as a loss by regulatory examiners, or for other reasons.

DELANCO BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006 AND 2005 (UNAUDITED)
MARCH 31, 2006 AND 2005

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The allowance for loan losses is established as losses are estimated to have occurred when reasonable and probable through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general, and unallocated components. The specific component relates to loans that are classified as doubtful, substandard, or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reason for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

Bank-Owned Life Insurance

The Bank owns a life insurance policy on the life of a member of the Board of Directors. The cash surrender value of the policy is recorded as an asset of the bank and changes in this value are reflected in non-interest income. Death benefit proceeds in excess of the policy’s cash surrender value will be recognized as income upon receipt. There are no policy loans offset against the cash surrender value or restrictions on the use of the proceeds.

DELANCO BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006 AND 2005 (UNAUDTITED)
MARCH 31, 2006 AND 2005

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Premises and Equipment

Land is carried at cost. Other premises and equipment are recorded at cost less accumulated depreciation. Office buildings and improvements are depreciated using the straight line method using useful lives ranging from 3 to 40 years. Furniture, fixtures and equipment are depreciated using the straight line method with useful lives ranging from 3 to 10 years. Charges for maintenance and repairs are expensed as incurred.

Foreclosed Real Estate

Foreclosed real estate includes both formally foreclosed property and in-substance foreclosed property. In-substance foreclosed properties are those properties for which the institution has taken physical possession, regardless of whether formal foreclosure proceedings have taken place.

At the time of foreclosure, foreclosed real estate is recorded at the fair value less cost to sell, which becomes the property’s new basis. Any write-downs based on the asset’s fair value at date of acquisition are charged to the allowance for loan losses. After foreclosure, valuations are periodically performed by management and property held-for-sale is carried at the lower of the new cost basis or fair value less cost to sell.

Impairment losses on property to be held and used are measured as the amount by which the carrying amount of a property exceeds its fair value. Costs incurred in maintaining foreclosed real estate and subsequent adjustments to the carrying amount of the property are included in income (loss) on foreclosed real estate.

The Company did not have any foreclosed real estate as of September 30, 2006 and 2005 (unaudited), and March 31, 2006 and 2005.

Income Taxes

Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of available-for-sale securities, allowance for loan losses, accrued post retirement benefits, non qualified retirement plans and accumulated depreciation for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Statements of Cash Flows

The Company considers all cash and amounts due from depository institutions and interest-bearing deposits in other banks to be cash equivalents for purposes of the statements of cash flows.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expenses totaled $19,789 and $20,978 for six months ended September 30, 2006 and 2005 respectively (unaudited), and $46,572 and $42,060 for March 31, 2006 and 2005 respectively.

DELANCO BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006 AND 2005 (UNAUDITED)
MARCH 31, 2006 AND 2005

2.	RESTRICTIONS ON CASH AND DUE FROM BANKS

The Bank is required to maintain reserve funds in cash or on deposit with the Federal Reserve Bank. The required reserve at September 30, 2006 (unaudited), March 31, 2006 and 2005 was approximately $21,000, $8,000 and $55,000, respectively.

3.	RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123, (revised 2004), “Share-Based Payment.” This statement revises the original guidance contained in SFAS No. 123, and supersedes Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and its related implementation guidance. Under SFAS No. 123, (revised 2004), an entity is required to measure the cost of employee services received in exchange for any award of equity instruments made after December 31, 2005, based on the grant-date fair value of the award (with limited exceptions) and recognize such cost over the period during which an employee is required to provide service in exchange for the award (usually the vesting period). For stock options and similar instruments, grant-date fair value will be estimated using option-pricing models adjusted for the unique characteristics of instruments (unless observable market prices for the same or similar instruments are available). SFAS No. 123, (revised 2004) did not have any effect on the Company’s financial statements as the Company has not, and does not currently have stock-based compensation grants that are subject to SFAS No. 123, (revised 2004). However, should the Company grant stock compensation awards in the future, any such awards will require the recording of compensation expense.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets” (SFAS No. 153), an amendment of APB Opinion 29 “Accounting for Nonmonetary Transactions.” The guidance in APB Opinion No. 29, “Accounting for Nonmonetary Transactions,” is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of this Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of this Statement did not have a material impact on the Company’s financial statements.

In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations.” This Interpretation clarifies that the term conditional asset retirement obligation as used in FASB Statement No. 143, “Accounting for Asset Retirement Obligations,” refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Thus, the timing and (or) method of settlement may be conditional on a future event. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The fair value of a liability for the conditional asset retirement obligation should be recognized when incurred-generally upon acquisition, construction, or development and (or) through the normal operation of the asset. Uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. Statement 143 acknowledges that in some cases, sufficient information may not be available to reasonably estimate the fair value of an asset retirement obligation. This Interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. This Interpretation is effective no later than the end of fiscal years ending after December 15, 2005. The adoption of this Interpretation did not have a material impact on the Company’s financial statements.

DELANCO BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006 AND 2005 (UNAUDITED)
MARCH 31, 2006 AND 2005

3.	RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections,” a replacement of APB Opinion No. 20, “Accounting Changes,” and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements.” This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. This Statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This Statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 31, 2005. The adoption of this Statement did not have a material impact on the Company’s financial statements.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments,” an amendment of FASB Statements No. 133 and 140. This Statement amends FASB Statements No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.”  This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” This Statement (a) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, (b) clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, (c) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, (d) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and (e) amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Adoption of this Statement is not expected to have a material impact on the Company’s financial statements.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets,” an amendment of FASB Statement No. 140. This Statement amends FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain specified situations. This Statement requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable. This Statement permits an entity to choose either of the following subsequent measurement methods for each class of separately recognized servicing assets and servicing liabilities (a) amortization method - amortize servicing assets or servicing liabilities in proportion to and over the period of estimated net servicing income or net servicing loss and assess servicing assets or servicing liabilities for impairment or increased obligation based on fair value at each reporting date, (b) fair value measurement method - measure servicing assets or servicing liabilities at fair value at each reporting date and report changes in fair value in earnings in the period in which the changes occur. This Statement requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006. The adoption of this Statement is not expected to have a material impact on the Company’s financial statements.

DELANCO BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006 AND 2005 (UNAUDITED)
MARCH 31, 2006 AND 2005

3.	RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The adoption of this Statement is not expected to have a material impact on the Company’s financial statements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Deferred Benefit Pension and Other Postretirement Plans,” an amendment of FASB Statements No. 87, 88, 106 and 132(R). This Statement improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This Statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. An employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. An employer without publicly traded equity securities is required to recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after June 15, 2007. The requirement to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. The adoption of this Statement is not expected to have a material impact on the Company’s financial statements.

DELANCO BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006 AND 2005 (UNAUDITED)
MARCH 31, 2006 AND 2005

4.	INVESTMENT SECURITIES

Investment securities have been classified according to management’s intent. The amortized cost of securities and their approximate fair values as of September 30, 2006 (unaudited) and March 31, 2006 and 2005 are as follows:

	Held-to-Maturity
	September 30, 2006
	Amortized Cost	Gross Unrealized Gains		Gross Unrealized Losses	Fair Value
	(Unaudited)

Federal Home Loan Bank Bonds	$2,000,000	$		$(34,685)	$1,965,315
Federal Farm Credit Bonds	1,000,000			(20,000)	980,000
Federal National Mortgage Corporation	500,000			(14,530)	485,470
Federal Home Loan Mortgage
Corporation	1,500,000			(29,820)	1,470,180

	$5,000,000	$		$(99,035)	$4,900,965
Mortgage-Backed Securities:
Federal Home Loan Mortgage
Corporation	2,011,047		2,738	(56,050)	1,957,735
Federal National Mortgage
Corporation	9,563,890		100,497	(166,429)	9,497,958
Government National Mortgage
Association	1,987,921		52,644	(18,825)	2,021,740

	$13,562,858		$155,879	$(241,304)	$13,477,433

Total	$18,562,858		$155,879	$(340,339)	$18,378,398

DELANCO BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006 AND 2005 (UNAUDITED)
MARCH 31, 2006 AND 2005

4.	INVESTMENT SECURITIES (Continued)

	Held-to-Maturity
	March 31, 2006
	Amortized Cost	Gross Unrealized Gains		Gross Unrealized Losses	Fair Value

Federal Home Loan Bank Bonds	$2,000,000	$		$(54,215)	$1,945,785
Federal Farm Credit Bonds	1,000,000			(28,125)	971,875
Federal National Mortgage
Corporation Bonds	500,000			(19,530)	480,470
Federal Home Loan Mortgage
Corporation Bonds	2,000,000			(46,415)	1,953,585

	$5,500,000			$(148,285)	$5,351,715
Mortgage-Backed Securities:
Federal Home Loan Mortgage
Corporation	2,198,946			(88,338)	2,110,608
Federal National Mortgage
Corporation	10,161,742			(179,920)	9,981,822
Government National Mortgage
Corporation	2,306,925		43,024		2,349,949

	$14,667,613		$43,024	$(268,258)	$14,442,379

Total	$20,167,613		$43,024	$(416,543)	$19,794,094

	Held-to-Maturity
	March 31, 2005
	Amortized Cost	Gross Unrealized Gains		Gross Unrealized Losses	Fair Value

Federal Home Loan Bank Bonds	$2,500,000	$		$(56,715)	$2,443,285
Federal Farm Credit Bonds	1,000,000			(15,470)	984,530
Federal National Mortgage
Corporation Bonds	1,000,000			(5,625)	994,375
Federal Home Loan Mortgage
Corporation Bonds	2,000,000			(41,730)	1,958,270

	$6,500,000	$		$(119,540)	$6,380,460
Mortgage-Backed Securities:
Federal Home Loan Mortgage
Corporation	2,761,460		768		2,762,228
Federal National Mortgage
Corporation	11,420,744		1,961		11,422,705
Government National Mortgage
Corporation	3,332,240		74,150		3,406,390

	$17,514,444		$76,879		$17,591,323

Total	$24,014,444		$76,879	$(119,540)	$23,971,783

DELANCO BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006 AND 2005 (UNAUDITED)
MARCH 31, 2006 AND 2005

4.	INVESTMENT SECURITIES (Continued)

	Available-for-Sale
	September 30, 2006
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(Unaudited)
Mutual Fund Shares	$199,094	$38,922	$	$238,016

Federal Home Loan Mortgage
Corporation Stock	4,070	277,302		281,372

Total	$203,164	$316,224	$	$519,388

	Available-for-Sale
	March 31, 2006
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Mutual Fund Shares	$195,973	$44,334	$	$240,307

Federal Home Loan Mortgage
Corporation Stock	6,859	427,461		434,320

	$202,832	$471,795	$	$674,627

	Available-for-Sale
	March 31, 2005
	Amortized Cost	Gross Unrealized Gains		Gross Unrealized Losses	Fair Value
Mutual Fund Shares	$1,359,350	$		$(49,296)	$1,310,054

Adjustable Rate Mortgage
(ARM) Fund	1,000,000			(12,605)	987,395

Federal Home Loan Mortgage
Corporation Stock	7,822		505,362		513,184

	$2,367,172		$505,362	$(61,901)	$2,810,633

Investment securities with a carrying amount of approximately $7,200,000, $500,000 and $1,000,000 were pledged as collateral with FHLB of New York as required at September 30, 2006 (unaudited), March 31, 2006 and 2005, respectively.

DELANCO BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006 AND 2005 (UNAUDITED)
MARCH 31, 2006 AND 2005

4.	INVESTMENT SECURITIES (Continued)

The following is a summary of maturities of securities held-to-maturity and available-for-sale as of September 30, 2006 (unaudited), March 31, 2006 and 2005.

	September 30, 2006
	Held-to-maturity		Available-for-sale
	Amortized Cost	Fair Value	Amortized Cost		Fair Value
		(Unaudited)
Amounts maturing in:
One year or less	$1,504,260	$1,486,284	$		$
After one year through five years	7,915,163	7,826,650
After five years through ten years	4,916,523	4,884,112
After ten years	4,226,912	4,181,352
Equity securities				203,164		519,388
	$18,562,858	$18,378,398		$203,164		$519,388

	March 31, 2006
	Held-to-maturity		Available-for-sale
	Amortized Cost	Fair Value	Amortized Cost		Fair Value
Amounts maturing in:
One year or less	$1,006,001	$990,95	$		$
After one year through five years	8,003,913	7,747,926
After five years through ten years	6,342,788	6,321,496
After ten years	4,814,911	4,733,713
Equity securities				202,832		674,627
	$20,167,613	$19,794,094		$202,832		$674,627

	March 31, 2005
	Held-to-maturity		Available-for-sale
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Amounts maturing in:
One year or less	$500,000	$494,375	$2,359,350	$2,297,449
After one year through five years	5,821,454	5,745,452
After five years through ten years	11,291,922	11,321,392
After ten years	6,401,068	6,410,564
Equity securities			7,822	513,184
	$24,014,444	$23,971,783	$2,367,172	$2,810,633

DELANCO BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006 AND 2005 (UNAUDITED)
MARCH 31, 2006 AND 2005

4.	INVESTMENT SECURITIES (Continued)

The amortized cost and fair value of mortgage-backed securities are presented in the held-to-maturity category by contractual maturity in the preceding table. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties.

Information pertaining to securities with gross unrealized losses at September 30, 2006 (unaudited), March 31, 2006 and 2005, aggregated by investment category and length of time that individual securities have been in a continuous loss position follows:

	Less Than 12 Months		12 Months or Greater		Total
September 30, 2006	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Value	Unrealized Losses
	(Unaudited)

Federal Home Loan Bank Bonds	$	$	$1,945,315	$(34,685)	$1,945,315	$(34,685)
Federal Farm Credit Bonds			1,000,000	(20,000)	1,000,000	(20,000)
Federal National Mortgage Association Bonds			485,470	(14,530)	485,470	(14,530)
Federal Home Loan Mortgage Corporation			1,470,180	(29,820)	1,470,180	(29,820)

	$	$	$4,900,965	$(99,035)	$4,900,965	$(99,035)

Mortgage-Backed Securities:
Federal Home Loan Mortgage Corporation			1,776,994	(55,948)	1,776,994	(55,948)
Federal National Mortgage Corporation			5,582,013	(170,007)	5,582,013	(170,007)
Government National Mortgage Association			1,049,953	(15,349)	1,049,953	(15,349)

	$	$	$8,408,960	$(241,304)	$8,408,960	$(241,304)

Total	$	$	$13,309,925	$(340,339)	$13,309,925	$(340,339)

DELANCO BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006 AND 2005 (UNAUDITED)
MARCH 31, 2006 AND 2005

4.	INVESTMENT SECURITIES (Continued)

	Less Than 12 Months		12 Months or Greater		Total
March 31, 2006	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Value	Unrealized Losses

Federal Home Loan Bank Bonds	$	$	$1,945,785	$(54,215)	$1,945,785	$(54,215)
Federal Farm Credit Bonds			971,875	(28,125)	971,875	(28,125)
Federal National Mortgage Association Bonds			480,470	(19,530)	480,470	(19,530)
Federal Home Loan Mortgage Corporation			1,953,585	(46,415)	1,953,585	(46,415)

	$	$	$5,351,715	$(148,285)	$5,351,715	$(148,285)

Mortgage-Backed Securities:
Federal Home Loan Mortgage Corporation			2,110,608	(88,338)	2,110,608	(88,338)
Federal National Mortgage Corporation			9,981,822	(179,920)	9,981,822	(179,920)

	$	$	$12,092,430	$(268,258)	$12,092,430	$(268,258)

Total	$	$	$17,444,145	$416,543	$17,444,145	$(416,543)

	Less Than 12 Months		12 Months or Greater				Total
March 31, 2005	Fair Value	Gross Unrealized Losses	Fair Value		Gross Unrealized Losses		Value	Unrealized Losses

Federal Home Loan Bank Bonds	$2,443,285	$(56,715)	$		$		$2,443,285	$(56,715)
Federal Farm Credit Bonds	984,530	(15,470)					984,530	(15,470)
Federal National Mortgage Association Bonds	994,375	(5,625)					994,375	(5,625)
Federal Home Loan Mortgage Corporation	1,958,270	(41,730)					1,958,270	(41,730)

	$6,380,460	$(119,540)	$		$		$6,380,460	$(119,540)

Mutual Fund Shares				1,310,054		(49,296)	1,310,054	(49,296)

Adjustable Rate Mortgage
(ARM Fund)				987,395		(12,605)	987,395	(12,605)

Total	$6,380,460	$(119,540)		$2,297,449	$	(61,901)	$8,677,909	$(181,441)

DELANCO BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006 AND 2005 (UNAUDITED)
MARCH 31, 2006 AND 2005

4.	INVESTMENT SECURITIES (Continued)

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

At September 30, 2006, the twenty-five debt securities with unrealized losses have depreciated 2.75% from the Company’s amortized cost basis. These unrealized losses relate principally to current interest rates for similar types of securities. In analyzing an issuer’s financial condition, management considers whether the securities are issued by the federal government, its agencies, or other governments, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer’s financial condition. As management has the ability and intent to hold debt securities until maturity, or for the foreseeable future if classified as available-for-sale, no declines are deemed to be other-than-temporary.

The Bank has pledged FHLMC mortgage backed securities with a market value of approximately $769,300 at September 30, 2006 (unaudited) to the New Jersey State Department of Banking under the Government Unit Deposit Protection Act.

5.	LOANS

Loans at September 30, 2006 (unaudited), and March 31, 2006 and 2005 are summarized as follows:
	September 30,	March 31,
	2006	2006	2005
	(Unaudited)
Residential (one to four family)	$23,237,134	$17,115,779	$19,416,803
Multi-family and commercial	8,402,834	5,668,910	3,350,198
Commercial	3,918,497	4,161,756	1,096,787
Home equity	18,935,794	14,156,666	10,448,886
Consumer	828,210	465,063	477,680
Construction	1,280,085	204,835	240,000

	56,602,554	41,773,009	35,030,354

Loans in process	(172,546)	(135,000)
Net deferred loan origination fees	(72,835)	(31,596)	(29,363)
Allowance for loan losses	(267,448)	(237,448)	(227,448)

	(512,829)	(404,044)	(256,811)

Loans, net	$56,089,725	$41,368,965	$34,773,543

DELANCO BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006 AND 2005 (UNAUDITED)
MARCH 31, 2006 AND 2005

5.	LOANS (Continued)

An analysis of the allowance for loan losses at September 30, 2006 (unaudited) and March 31, 2006 and 2005 is as follows:

	September 30,	March 31,
	2006	2006	2005
	(Unaudited)
Balance, beginning of year	$237,448	$227,448	$223,473
Loans charged-off	0	0	(8,525)
Recoveries	0	0	0
Provision for losses	30,000	10,000	12,500
Balance, end of year	$267,448	$237,448	$227,448

At September 30, 2006 (unaudited), March 31, 2006 and 2005 there were $92,334, $439,273 and $76,011 of loans that were ninety days or more past due respectively.

The Bank has no commitments to loan additional funds to the borrowers whose loans have been modified.

In the ordinary course of business, the Bank has and expects to continue to have transactions, including borrowings, with its officers, directors and employees. In the opinion of management, such transactions were on the same terms, including interest rates and collateral, as those prevailing at the time of comparable transactions with other persons and did not involve more than a normal risk of collectibility or present any other unfavorable features to the Bank. Loans to such borrowers are summarized as follows:

	September 30,	March 31,
	2006	2006	2005
	(Unaudited)
Balance, beginning of period	$1,229,201	$1,152,657	$1,033,014
Payments	(163,997)	(224,425)	(43,209)
Borrowings	52,950	300,969	162,852

Balance, end of period	$1,118,154	$1,229,201	$1,152,657

6.	LOAN SERVICING

Mortgage loans serviced for others are not included in the accompanying statement of financial condition. The unpaid principal balances of these loans at September 30, 2006 (unaudited), March 31, 2006 and 2005 are summarized as follows:

	September 30,		March 31,
	2006	2005	2006	2005
Mortgage Loan Servicing Portfolio:	(Unaudited)
Mortgage Partnership
Finance FHLB New York	$3,347,870	$3,945,090	$3,632,142	$3,981,938

DELANCO BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006 AND 2005 (UNAUDITED)
MARCH 31, 2006 AND 2005

7.	ACCRUED INTEREST RECEIVABLE

Accrued interest receivable at September 30, 2006 (unaudited), March 31, 2006 and 2005 consists of the following:

	September 30,	March 31,
	2006	2006	2005
	(Unaudited)
Loans	$272,227	$175,244	$166,554
Investment securities	41,890	46,451	60,681
Mortgage backed securities	59,250	64,355	75,346

	$373,367	$286,050	$302,581

8.	PREMISES AND EQUIPMENT

Premises and equipment at September 30, 2006 (unaudited), March 31, 2006 and 2005 consists of the following:

	September 30,	March 31,
	2006	2006	2005
	(Unaudited)
Land and construction in progress	$4,842,002	$3,296,987	$703,857
Land	1,361,165	1,361,165	1,361,165
Buildings	2,487,018	2,487,018	1,211,839
Furniture, fixtures and equipment	1,043,058	1,005,992	742,968
	9,733,243	8,151,162	4,019,829
Accumulated depreciation	(1,339,475)	(1,275,641)	(1,196,108)

	$8,393,768	$6,875,521	$2,823,721

Depreciation expense amounted to $63,834 and $38,554 for the six months ended September 30, 2006 and 2005 (unaudited), and $79,533 and $74,123 for the years ended March 31, 2006 and 2005, respectively.

9.	FEDERAL HOME LOAN BANK STOCK

The Bank is a member of the Federal Home Loan Bank System. As a member, the Bank maintains an investment in the capital stock of the Federal Home Loan Bank of New York in an amount not less than 1% of its outstanding home loans or 1/20 of its outstanding notes payable, if any, to the Federal Home Loan Bank of New York, whichever is greater, as calculated December 31 of each year.

DELANCO BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006 AND 2005 (UNAUDITED)
MARCH 31, 2006 AND 2005

10.	DEPOSITS

Deposit account balances at September 30, 2006 (unaudited), and March 31, 2006 and 2005 are summarized as follows:

	September 30, 2006
	Amount	Weighted Average Interest Rate	Percent of Portfolio
	(Unaudited)
Non interest bearing accounts	$3,201,787		4.18
Interest bearing checking accounts	6,583,381.55		8.60
Passbook savings accounts	12,998,703.79		16.97
Money Market accounts	17,207,644	3.43	22.47
Club accounts	229,435.80		.30
	40,220,950		52.52

Certificates of Deposits:
2.00% to 2.99%	28,833	2.71	.04
3.00% to 3.99%	8,227,584	3.67	10.74
4.00% to 4.99%	28,092,232	4.35	36.69
5.00% to 5.99%	8,203	5.35	.01
	36,356,852		47.48

	$76,577,802		100.00%

	March 31, 2006
	Amount	Weighted Average Interest Rate	Percent of Portfolio
Non interest bearing accounts	$2,450,557		3.68
Interest bearing checking accounts	7,386,833.71		11.10
Passbook savings accounts	13,245,888.80		19.91
Money Market accounts	11,777,350	2.59	17.70
Club accounts	163,196.80		.25
	35,023,824		52.64

Certificates of Deposits:
2.00% to 2.99%	935,103	2.85	1.41
3.00% to 3.99%	20,548,908	3.40	30.89
4.00% to 4.99%	10,024,494	4.22	15.06
	31,508,505		47.36

	$66,532,329		100.0%

DELANCO BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006 AND 2005 (UNAUDITED)
MARCH 31, 2006 AND 2005

10.	DEPOSITS (Continued)

	March 31, 2005
	Amount	Weighted Average Interest Rate	Percent of Portfolio
Non interest bearing accounts	$1,745,192		2.80
Interest bearing checking accounts	8,091,827.41		12.99
Passbook savings accounts	14,419,944.80		23.15
Money Market accounts	7,163,613	1.53	11.50
Club accounts	170,575.80		.27
	31,591,151		50.71

Certificates of Deposits:
1.00% to 1.99%	3,547,499	1.76	5.69
2.00% to 2.99%	9,571,052	2.16	15.36
3.00% to 3.99%	8,393,508	3.16	13.48
4.00% to 4.99%	9,111,835	4.10	14.63
5.00% to 5.99%	82,112	5.84	.13
	30,706,006		49.29

	$62,297,157		100.0%

The aggregate amount of certificates of deposits with a minimum denomination of $100,000 was $5,462,668 at September 30 2006 (unaudited), $4,520,924 and $7,828,521 at March 31, 2006 and 2005 respectively. Deposit account balances in excess of $100,000 are not insured by the Federal Deposit Insurance Corporation.

Scheduled maturities of certificates of deposits at September 30, 2006 (unaudited), March 31, 2006 and 2005 are as follows:

	September 30,	March 31,
	2006	2006	2005
	(Unaudited)

2007	$22,286,718	$17,309,138	$14,862,487
2008	8,335,424	6,702,904	7,433,049
2009	3,333,598	4,706,415	4,792,954
2010	1,655,755	1,539,994	1,977,670
2011 and thereafter	745,357	1,250,054	1,639,846

	$36,356,852	$31,508,505	$30,706,006

The Bank held deposits from officers, directors and employees of approximately $891,000 at September 30, 2006 (unaudited), and $324,000 and $362,000 at March 31, 2006 and 2005, respectively. These transactions were on the same terms as those prevailing at the time of comparable transactions with other persons.

DELANCO BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006 AND 2005 (UNAUDITED)
MARCH 31, 2006 AND 2005

11.	ADVANCES FROM FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank of New York as of September 30, 2006 (unaudited) and March 31, 2006 and 2005 consisted of the following:

September 30, 2006
(Unaudited)
Principal	Interest Rate	Maturity

$1,000,000	5.29%	October 30, 2006

March 31, 2006

Principal	Interest Rate	Maturity

$ 0	N/A	N/A

March 31, 2005

Principal	Interest Rate	Maturity

$ 0	N/A	N/A

As a member of the FHLB of New York, the Bank may have outstanding FHLB borrowings of up to $5,939,000 as of September 30, 2006 (unaudited), in a combination of term advances and overnight funds. The Bank’s unused borrowing capacity was $4,939,000 at September 30, 2006 (unaudited).

Borrowings are secured by a Blanket Security Agreement and pledged mortgage backed securities held by the FHLB of New York totaling $6,117,300 at September 30, 2006 (unaudited).

12.	FEDERAL INCOME TAXES

The Company and subsidiary file a consolidated federal income tax return with its parentcompany. The Company’s consolidated provision for income taxes for the six months ended September 30, 2006 and 2005 (unaudited), and the years ended March 31, 2006 and 2005 consists of the following:

	Six Month Ended September 30,		Years Ended March 31,
	2006	2005	2006	2005
	(Unaudited)
Income Tax Expense
Current federal tax expense
Federal	$27,153	$92,272	$72,207	$201,831
State	7,602	44,521	18,399	58,710
Deferred tax (benefit)
Federal	(25,500)	(9,400)	(19,376)	(2,629)
State	(6,600)	(2,600)	3,488	(765)

	$2,655	$124,793	$74,718	$257,147

DELANCO BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006 AND 2005 (UNAUDITED)
MARCH 31, 2006 AND 2005

12.	FEDERAL INCOME TAXES (Continued)

The consolidated provision for federal income taxes for the six months ended September 30, 2006 and 2005 (unaudited), and the years ended March 31, 2006 and 2005 differs from that computed by applying federal statutory rates to income before federal income tax expense, as indicated in the following analysis:

	Six Month Ended		Years Ended
	September 30,		March 31,
	2006	2005	2006	2005
	(Unaudited)

Expected federal tax provision at 34% rate	$7,742	$165,954	$132,993	$205,067
State income tax effect	(341)	(14,253)	(7,442)	(22,925)
Bank owned life insurance	(1,712)	(3,492)	(3,492)	(6,842)
Other items, net	(4,036)	(65,337)	(69,228)	14,422

Federal income tax expense	$1,653	$82,872	$52,831	$189,722

Effective Tax Rate	7.3%	17.0%	13.5%	31.5%

Deferred tax liabilities as of September 30, 2006 and 2005 (unaudited), and March 31, 2006 and 2005 have been provided for taxable temporary differences related to unrealized gains on available-for-sale securities and depreciation. Deferred tax assets have been provided for deductible temporary differences related to deferred loan fees, directors pension costs, post retirement medical benefits, accrued retirement costs and accrued pension costs. The net deferred tax assets (liabilities) in the accompanying consolidated statements of financial condition include the following components:

	September 30,	March 31,
	2006	2006	2005
Deferred tax assets:	(Unaudited)
Allowance for loan losses	$22,600	$9,700	$5,400
Deferred loan fees	300	300	360
Directors’ benefit plans	139,300	134,600	140,408
Accrued retirement plan	22,400	11,200	8,636

Total Deferred Tax Assets	$184,600	$155,800	$126,012

Deferred tax liabilities:
Accumulated depreciation	$(16,400)	$(19,700)	$(18,000)
Unrealized gains on securities
available-for-sale	(136,000)	(202,900)	(190,700)

Total Deferred Tax Liabilities	$(152,400)	$(222,600)	$(208,700)

NET DEFERRED TAX ASSETS (LIABILITIES)	$32,200	$(66,800)	$(82,688)

DELANCO BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006 AND 2005 (UNAUDITED)
MARCH 31, 2006 AND 2005

13.	EMPLOYEE BENEFITS

Cash/Deferred Profit Sharing Plan

The Bank maintains a cash/deferred profit sharing plan covering all full time employees with one year of service and who are at least twenty-one years of age. Participants enter the Plan on the 1st of January or 1st of July subsequent to meeting the above requirements.

The Bank may contribute up to 10% of the annual compensation of each eligible employee. The Bank’s contribution to the plan for the six months ended September 30, 2006 and 2005 (unaudited), amounted to $0, and $45,895 and $54,000 for the years ended March 31, 2006 and 2005, respectively.

Retirement Incentive Plan

A retired officer of the Bank is covered by a Retirement Incentive Plan that pays him $1,416.67 per month for ten years from the date of retirement at age sixty-five.

To fund the above benefit, the Bank has purchased and is the sole beneficiary of a life insurance policy on the life of the officer. The cash surrender value of this policy was $119,024 as of September 30, 2006, (unaudited), $113,990 and $103,720 as of March 31, 2006 and 2005, respectively and is reflected on the statement of financial position as Bank owned life insurance.

14.	BOARD OF DIRECTORS’ RETIREMENT PLAN

The Bank has established a Defined Benefit Retirement Plan for the Bank’s Board of Directors effective January 1, 2002. This plan provides a monthly retirement benefit equal to 4% of the board fees payable as of their retirement date, multiplied by their completed years of service, up to a maximum of 80% of the final fee amount. Directors must complete at least ten years of service in order to receive a retirement benefit under the plan. Director retirement benefits are payable in equal monthly installments during the director’s lifetime, unless the director elects to receive an actuarially equivalent benefit in the form of an annuity.

The Plan is accounted for under Financial Accounting Standard No. 87, No. 88 and No. 132. Under FAS No. 87, No. 88 and No. 132, retirement benefits are provided in exchange for active service; therefore, the liability is accrued over the directors’ active service. When a plan is established, the initial liability is offset by an equal intangible asset (past service liability). This intangible asset is accrued (amortized) over future years. The initial liability of $167,400 is being expensed (amortized) over the next 11.02 years at $15,191 per year.

Any money set aside in trust is accounted for as an asset of the Bank and not the Plan. For this reason, the assets in trust with RSGroup Trust Company are excluded from the FAS 87 accounting.

	Fiscal Year Ending March 31, 2006	Fiscal Year Ending March 31, 2005
Change in Benefit Obligation
Measurement Date	01/01/2006	01/01/2005
Projected Benefit Obligation (year beginning)	$173,126	$149,292
Service Cost	5,360	3,688
Interest Cost	10,604	9,516
Actuarial (Gain)/Loss	(8,990)	10,630
Projected Benefit Obligation (year end)	180,100	173,126

DELANCO BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006 AND 2005 (UNAUDITED)
MARCH 31, 2006 AND 2005

14.	BOARD OF DIRECTORS’ RETIREMENT PLAN (Continued)

	Fiscal Year Ending March 31, 2006	Fiscal Year Ending March 31, 2005
Change in Plan Assets
Market Value of Assets (year beginning)	$0	$0
Actual Return on Plan Assets	0	0
Employer Contributions	0	0
Annuity Payments	0	0
Settlements	0	0
Participant Contributions	0	0
Acquisition	0	0
Market Value of Assets (year end)	0	0

Change in (Accrued)/Prepaid Expense
(Accrued)/Prepaid Expense (year beginning)	$(86,079)	$(61,307)
Employer Contributions	0	0
Total Pension Expense	(29,412)	(24,772)
(Accrued)/Prepaid Expense (year end)	(115,491)	(86,079)

	Fiscal Year Ending March 31, 2006	Fiscal Year Ending March 31, 2005
Net Periodic Pension Expense
Service Cost	5,360	3,688
Interest Cost	10,604	9,517
Expected Return on Assets	0	0
Amortization of
Unrecognized (gain) loss	(1,744)	(3,624)
Unrecognized Past Service Liability	15,192	15,191
Pension Expense	$29,412	$24,772
Amortization Period	10.01	9.41
Discount Rate	6.125%	6.375%
Long Term Rate	N/A	N/A
Fee Increase Rate	3.250%	3.500%

	Fiscal Year Ending March 31, 2006	Fiscal Year Ending March 31, 2005
Reconciliation of Funded Status
Measurement Date	01/01/2006	01/01/2005
Accumulated Benefit Obligation	$(144,675)	$(133,684)
Projected Benefit Obligation	(180,100)	(173,126)
Market Value of Assets	0	0
Funded Status	(180,100)	(173,126)
Unrecognized (Gain)/Loss	(42,025)	(34,779)
Unrecognized Past Service Liability	106,634	121,826
(Accrued)/Prepaid Expense	$(115,491)	$(86,079)

Additional Liability	29,184	47,605
Intangible Assets	29,184	47,605
Charge to Equity	0	0

Discount Rate	5.875%	6.125%
Fee Increase Rate	3.000%	3.250%

DELANCO BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006 AND 2005 (UNAUDITED)
MARCH 31, 2006 AND 2005

15.	FAIR VALUES OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Bank.

The following methods and assumptions were used by the Bank in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents

The carrying amounts reported in the consolidated statements of financial condition for cash and cash equivalents approximate those assets' fair values.

Investment securities

Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans

Fair values are estimated for portfolios of loans with similar financial characteristics.  Loans are segregated by type such as residential mortgage, construction, land and consumer.  Each loan category is further segmented into fixed and adjustable rate interest terms and by performing and nonperforming categories.

Fair value of performing loans is estimated by discounting cash flows using estimated market discount rates at which similar loans would be made to borrowers and reflect similar credit ratings and interest rate risk for the same remaining maturities.

Fair value for significant nonperforming loans is based on recent external appraisals of collateral securing such loans, adjusted for the timing of anticipated cash flows.
Deposits

The fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings, and NOW and money market accounts, is equal to the amount payable on demand.  The fair value of certificates of deposit is based on the discounted value of contractual cash flows.  The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

Accrued Interest

The carrying amounts of accrued interest approximate the fair values.

Advanced payments by borrowers for taxes and insurance (escrows)

The carrying amount of escrow accounts approximate fair value.

DELANCO BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006 AND 2005 (UNAUDITED)
MARCH 31, 2006 AND 2005

15.	FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

The estimated fair values of the Bank's financial instruments as of September 30, 2006 (unaudited), and March 31, 2006 and 2005 are as follows:

	September 30, 2006		March 31, 2006		March 31, 2005
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Unaudited)
Financial Assets:
Cash and cash equivalents	$1,946,898	$1,946,898	$5,553,058	$5,553,058	$5,299,694	$5,299,694
Investment securities	18,766,022	18,897,786	20,370,445	20,468,721	26,381,616	26,782,416
Loans	56,089,725	55,383,567	41,368,965	40,912,621	34,773,543	34,681,677
Accrued interest Receivable	373,367	373,367	286,050	286,050	302,581	302,581

Financial Liabilities:
Deposits	76,557,802	76,502,000	66,532,329	66,114,000	62,297,157	62,121,000
Advances FHLB	1,000,000	1,000,000
Advance payments by borrowers for taxes and insurance (escrows)	232,151	232,151	226,639	226,639	216,754	216,754
Accrued interest payable	137,393	137,393	47,529	47,529	15,640	15,640

The carrying amounts in the preceding table are included in the statement of financial condition under the applicable captions. The contract or notional amounts of the Bank's financial instruments with off-balance-sheet risk are disclosed in Note 17. No derivatives were held by the Bank for trading purposes. It is not practicable to estimate the fair value of Federal Home Loan Bank (FHLB) stock because it is not marketable. The carrying amount of that investment is reported in the consolidated statements of financial condition.

16.	REGULATORY CAPITAL

The Bank is subject to various regulatory capital requirements administered by its primary federal regulator, the Office of Thrift Supervision (OTS). Failure to meet the minimum regulatory capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators, that if undertaken, could have a direct material affect on the Bank and the consolidated financial statements. Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines involving quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification under the prompt corrective action guidelines are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of: total risk-based capital and Tier I capital to risk-weighted assets (as defined in the regulations), Tier I capital to adjusted total assets (as defined), and tangible capital to adjusted total assets (as defined). Management believes, as of September 30, 2006 that the Bank meets all of the capital adequacy requirements to which it is subject.

DELANCO BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006 AND 2005 (UNAUDITED)
MARCH 31, 2006 AND 2005

16.	REGULATORY CAPITAL (continued)

As of September 30, 2006, the Bank was categorized as “well capitalized” under the regulatory framework for prompt corrective action. To remain categorized as a “well capitalized”, the Bank would have to maintain minimum total risk-based, Tier I risk-based, Tier I leverage and Tangible Capital to adjusted total assets ratios as disclosed in the table below. There are no conditions or events since the most recent notification that management believes have changed the Bank’s prompt corrective action category.

The Bank’s actual and required capital amounts and ratios as of September 30, 2006 (unaudited), and March 31, 2006 and 2005 are as follows:

	Actual		For Capital Adequacy Purposes and to Be Adequately Capitalized Under the Prompt Corrective Action Provisions
	Amount	Ratio	Amount		Ratio
As of September 30, 2006:
(Unaudited)
Total Risk-Based Capital (to Risk-Weighted Assets)	$8,134,000	13.80%	≥	$4,717,000	≥ 8.0%
Tier I Capital (to Risk-Weighted Assets)	7,867,000	13.34%	≥	2,358,000	≥ 4.0%
Tier I Capital (to Adjusted Total Assets)	7,867,000	9.12%	≥	3,451,000	≥ 4.0%
Tangible Capital (to Adjusted Total Assets)	7,867,000	9.12%	≥	1,294,000	≥ 1.5%

As of March 31, 2006:
Total Risk-Based Capital (to Risk-Weighted Assets)	$8,083,000	18.27%	≥	$3,540,000	≥ 8.0%
Tier I Capital (to Risk-Weighted Assets)	7,846,000	17.73%	≥	1,769,800	≥ 4.0%
Tier I Capital (to Adjusted Total Assets)	7,846,000	10.41%	≥	3,013,000	≥ 4.0%
Tangible Capital (to Adjusted Total Assets)	7,846,000	10.41%	≥	1,130,130	≥ 1.5%

	Actual		For Capital Adequacy Purposes and to Be Adequately Capitalized Under the Prompt Corrective Action Provisions
	Amount	Ratio	Amount		Ratio
As of March 31, 2005:
Total Risk-Based Capital (to Risk-Weighted Assets)	$7,760,000	23.46%	≥	$2,647,000	≥ 8.0%
Tier I Capital (to Risk-Weighted Assets)	7,533,000	22.77%	≥	1,323,360	≥ 4.0%
Tier I Capital (to Adjusted Total Assets)	7,533,000	10.62%	≥	2,838,000	≥ 4.0%
Tangible Capital (to Adjusted Total Assets)	7,533,000	10.62%	≥	1,064,415	≥ 1.5%

DELANCO BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006 AND 2005 (UNAUDITED)
MARCH 31, 2006 AND 2005

16.	REGULATORY CAPITAL (continued)

The following is a reconciliation of the Bank’s equity as reported under accounting principles generally accepted in the United States of America (GAAP) to regulatory capital as of September 30, 2006 (unaudited), March 31, 2006 and 2005:

	September 30,	March 31,
	2006	2006	2005
	(Unaudited)
GAAP equity	$8,047,000	$8,115,000	$7,786,000
Accumulated other comprehensive (income) loss - net of income taxes	(180,000)	(269,000)	(253,000)

TIER I CAPITAL	7,867,000	7,846,000	7,533,000
Allowance for loan losses	267,000	237,000	227,000

TOTAL RISK BASED CAPITAL	$8,134,000	$8,083,000	$7,760,000

Federal regulations place certain restrictions on dividends paid by the Bank to the Company. The total amount of dividends that may be paid at any date is generally limited to the earnings of the Bank year to date plus retained earnings for the prior two fiscal years, net of any prior capital distributions. In addition, dividends paid by the Bank to the Company would be prohibited if the distribution would cause the Bank’s capital to be reduced below the applicable minimum capital requirements.

17.	COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Bank has various outstanding commitments and contingent liabilities that are not reflected in the accompanying consolidated financial statements. The principal commitments of the Bank are as follows:

The Bank had outstanding commitments to originate loans as of September 30, 2006 (unaudited), and March 31, 2006 and 2005 as follows:

	September 30, 2006
	Fixed- Rate	Variable- Rate	Total
		(Unaudited)
First-mortgage	$0	$0	$0
Commercial	3,062,000	523,000	3,585,000
Home equity line of credit	186,000	0	186,000

Total	$3,248,000	$523,000	$3,771,000

	March 31, 2006			March 31, 2005
	Fixed- Rate	Variable- Rate	Total	Fixed- Rate	Variable- Rate	Total

First-mortgage	$780,000	$0	$780,000	$624,000	$0	$624,000
Commercial	0	3,729,000	3,729,000	15,000	0	15,000
Home equity line of credit	115,000	0	115,000	567,500	0	567,500

Total	$895,000	$3,729,000	$4,624,000	$1,206,500	$0	$1,206,500

DELANCO BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006 AND 2005 (UNAUDITED)
MARCH 31, 2006 AND 2005

17.	COMMITMENTS AND CONTINGENCIES (CONTINUED)

The fixed-rate commitments to originate loans as of September 30, 2006 (unaudited) carried interest rates ranging from 4.99% to 6.25% for home equity loans and 7.25% to 8.50% for commercial loans.

Unadvanced funds as of September 30, 2006 (unaudited), March 31, 2006 and 2005 are as follows:

	September 30,	March 31,
	2006	2006	2005
	(Unaudited)
Home equity line of credit	$3,016,080	$3,208,026	$2,561,292
Commercial	32,235	3,815	0
Consumer unsecured line of credit	669,069	154,216	0

	$3,717,384	$3,366,057	$2,561,292

The Company from time to time is subject to claims and lawsuits which arise primarily in the ordinary course of business, the aggregate effect of which, in management’s and legal counsel’s opinion, would not be material to the consolidated financial condition of the Company.

18.	ADOPTION OF PLAN OF STOCK ISSUANCE

On November 20, 2006, the Board of Directors adopted a plan of stock issuance pursuant to which the company will sell up to 49.9% of its common stock to eligible depositors of the Bank in a subscription offering and, if necessary, to the general public in a direct community or a syndicated community offering. After the offering, at least 50.1% of the Company’s outstanding common stock will be owned by Delanco MHC, a mutual holding company formed in 2002. The plan is subject to approval by the Office of Thrift Supervision.

In addition, the Bank has adopted an Employee Stock Ownership Plan, which will purchase 3.92% of the common stock issued in connection with the offering including shares issued to Delanco MHC.

The costs associated with the stock offering will be deferred and will be deducted from the proceeds upon sale and issuance of the stock. In the event the stock offering is not completed, costs will be expensed. To date, no stock offering costs have been expensed. At September 30, 2006 there were no deferred costs.

You should rely only on the information contained in this prospectus. Neither Delanco Federal Savings Bank nor Delanco Bancorp, Inc. has authorized anyone to provide you with different information. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered by this prospectus to any person or in any jurisdiction in which an offer or solicitation is not authorized or in which the person making an offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make an offer or solicitation in those jurisdictions. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

(Holding Company for Delanco Federal Savings Bank)

931,500 Shares
(Anticipated Maximum, Subject to Increase)

COMMON STOCK

Prospectus

Ryan Beck & Co.

__________, 2007

Until _________, 2007, or 25 days after commencement of the syndicated community offering, if any, whichever is later, all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus when acting as underwriters and with respect to their unsold allotments of subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Directors and Officers.

Article XI of the Registrant’s bylaws provide:

The Subsidiary Holding Company shall indemnify all officers, directors and employees of the Subsidiary Holding Company, and their heirs, executors and administrators, to the fullest extent permitted under federal law against all expenses and liabilities reasonably incurred by them in connection with or arising out of any action, suit or proceeding in which they may be involved by reason of their having been a director or officer of the Subsidiary Holding Company, whether or not they continue to be a director or officer at the time of incurring such expenses or liabilities, such expenses and liabilities to include, but not be limited to, judgments, court costs and attorneys’ fees and the cost of reasonable settlements.

Generally, federal law provides indemnity coverage for:

(a)    Any person against whom any action is brought or threatened because that person is or was a director or officer of the association, for:

(i)	Any amount for which that person becomes liable under a judgment in such action; and

(ii)
Reasonable costs and expenses, including reasonable attorneys’ fees, actually paid or incurred by that person in defending or settling such action, or in enforcing his or her rights under this section if he or she attains a favorable judgment in such enforcement action.

(b)	Indemnification shall be made to such person only if:

(i)	Final judgment on the merits is in his or her favor; or

(ii)	In case of:

a.	Settlement;
b.	Final judgment against him or her; or
c.
Final judgment in his or her favor, other than on the merits, if a majority of the disinterested directors of the savings association determine that he or she was acting in good faith within the scope of his or her employment or authority as he or she could reasonably have perceived it under the circumstances and for a purpose he or she could reasonably have believed under the circumstances was in the best interests of the savings association or its members.

However, no indemnification shall be made unless the association gives the Office of Thrift Supervision at least 60 days’ notice of its intention to make such indemnification. No such indemnification shall be made if the Office of Thrift Supervision advises the association in writing, within such notice period, of its objection thereto.

(c)	As used in this paragraph:

(i)	“Action” means any judicial or administrative proceeding, or threatened proceeding, whether civil, criminal, or otherwise, including any appeal or other proceeding for review.

(ii)	“Court” includes, without limitation, any court to which or in which any appeal or any proceeding for review is brought.

(iii)	“Final judgment” means a judgment, decree or order which is not appealable or as to which the period for appeal has expired with no appeal taken.

(iv)	“Settlement” includes the entry of a judgment by consent or confession or a plea of guilty or of nolo contendere.

Item 25. Other Expenses of Issuance and Distribution.

SEC filing fee	$1,147
OTS filing fee	6,400
NASD filing fee	1,572
Edgar, printing, postage and mailing	80,000
Legal fees and expenses	160,000
Accounting fees and expenses	60,000
Appraiser’s fees and expenses	33,000
Business plan preparation	34,000
Securities marketing firm expenses (including legal fees)	200,000
Records management fees and expenses	11,000
Blue sky fees and expenses	25,000
Certificate printing	5,000
Miscellaneous	7,881
TOTAL	$625,000

Item 26. Recent Sales of Unregistered Securities.

None.

Item 27. Exhibits.

The exhibits filed as a part of this Registration Statement are as follows:

(a)	List of Exhibits (filed herewith unless otherwise noted)

1.1	Engagement Letter between Delanco Federal Savings Bank and Ryan Beck & Co., Inc.*
1.2	Form of Agency Agreement
3.1	Charter of Delanco Bancorp, Inc.*
3.2	Bylaws of Delanco Bancorp, Inc. *
4.1	Specimen Stock Certificate of Delanco Bancorp, Inc.*
5.1	Opinion of Muldoon Murphy & Aguggia LLP re: Legality*
8.1	Opinion of Muldoon Murphy & Aguggia LLP re: Federal Tax Matters*
10.1	Plan of Stock Issuance*
10.2	Form of Delanco Federal Savings Bank Employee Stock Ownership Plan and Trust*
10.3	Form of ESOP Loan Commitment Letter and ESOP Loan Documents*
10.4	Form of Delanco Federal Savings Bank Employee Severance Compensation Plan*
10.5	Delanco Federal Savings Bank Board of Directors Retirement Plan*
10.6	Non-Qualified Retirement Program Selective Incentive Plan for John W. Seiber*
10.7	Form of Employment Agreement between Delanco Federal Savings Bank and Robert M. Notigan*
10.8	Form of Employment Agreement between Delanco Bancorp, Inc. and Robert M. Notigan*
10.9	Form of Employment Agreement between Delanco Federal Savings Bank and Douglas R. Allen, Jr.*
10.10	Form of Employment Agreement between Delanco Bancorp, Inc. and Douglas R. Allen, Jr.*
21.1	Subsidiaries of the Registrant*
23.1	Consent of Muldoon Murphy & Aguggia LLP re: legality opinion*
23.2	Consent of Muldoon Murphy & Aguggia LLP re: federal tax opinion*
23.3	Consent of Keller & Company, Inc.*
23.4	Consent of Connolly, Grady & Cha, P.C.
24.1	Powers of Attorney*
99.1	Appraisal Report of Keller & Company, Inc. (P)*
99.2	Marketing Materials*
99.3	Subscription Order Form and Instructions*

(P)
Exhibits and supporting schedules filed in paper format pursuant to Rule 202 and Rule 311 of Regulation S-T. Interested investors may contact the Securities and Exchange Commission at 1-800-SEC-0330 for further information on obtaining a copy of this exhibit.

*	Previously filed

Item 28. Undertakings.

The small business issuer will:

(1)	File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(i)	Include any prospectus required by section 10(a)(3) of the Securities Act.

(ii)
Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	Include any additional or changed material information on the plan of distribution.

(2)
For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3)	File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(4)
For determining liability of the undersigned small business issuer under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned small business issuer undertakes that in a primary offering of securities of the undersigned small business issuer pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned small business issuer will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned small business issuer relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned small business issuer or used or referred to by the undersigned small business issuer;

(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned small business issuer or its securities provided by or on behalf of the undersigned small business issuer; and

(iv)	Any other communication that is an offer in the offering made by the undersigned small business issuer to the purchaser.

The small business issuer will provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The small business issuer hereby undertakes that:

(1) For determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430(A) and contained in a form of prospectus filed by the small business issuer pursuant to Rule 424(b)(1), or (4) or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective.
(2) For determining any liability under the Securities Act , treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Delanco, State of New Jersey, on February 7, 2007.

Delanco Bancorp, Inc.

By:	/s/ Robert M. Notigan Robert M. Notigan President and Chief Executive Officer (duly authorized representative)

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

Name	Title	Date

/s/ Robert M. Notigan Robert M. Notigan	President, Chief Executive Officer and Director (principal executive officer)	February 7, 2007
/s/ Douglas R. Allen, Jr. Douglas R. Allen, Jr.	Senior Vice President and Chief Financial Officer (principal accounting and financial officer)	February 7, 2007
* Thomas J. Coleman, III	Director
* William C. Jenkins	Director
* Robert H. Jenkins, Jr.	Director
* John A. Latimer	Director
* Donald R. Neff	Director

* John W. Seiber	Chairman
* James W. Verner	Director
* Renee C. Vidal	Director

*  Pursuant to the Powers of Attorney filed as Exhibit 24.1 to the Registration Statement on Form SB-2 for Delanco Bancorp, Inc. on December 14, 2006.

/s/ Robert M. Notigan Robert M. Notigan President and Chief Executive Officer	February 7, 2007